Filed Pursuant to Rule 424(b)(2)
SEC File No. 333-137776

PROXY STATEMENT	PROSPECTUS
OF	OF
SAPELO BANCSHARES, INC.	ATLANTIC SOUTHERN FINANCIAL GROUP, INC.

PROPOSED MERGER—YOUR VOTE IS VERY IMPORTANT

The boards of directors of Sapelo Bancshares, Inc. and Atlantic Southern Financial Group, Inc. have each approved a transaction that will result in the merger of Sapelo with and into Atlantic Southern. Atlantic Southern will be the surviving bank holding company in the merger. Shareholders of Sapelo are being asked to approve the merger at a special meeting of shareholders to be held on Tuesday, December 12, 2006. Atlantic Southern shareholders are not required to approve the merger.

If the merger is completed, Sapelo shareholders, depending on their respective elections, will receive for each of their shares 2.10 shares of Atlantic Southern common stock, $63.00 in cash, or a combination of both. Each Sapelo shareholder is entitled to receive approximately 60% of their merger consideration in the form of Atlantic Southern common stock and approximately 40% of their merger consideration in the form of cash. Depending on the elections of other Sapelo shareholders, you may be permitted to receive a different allocation of stock and cash. Accordingly, there is no assurance that you will receive the form of consideration that you elect with respect to all shares of Sapelo common stock you hold. If the elections of all Sapelo shareholders result in an over subscription of the pool of Atlantic Southern common stock or cash, the exchange agent will allocate the consideration you will receive between cash and Atlantic Southern common stock in accordance with the proration procedures described in this proxy statement-prospectus.

It is possible, however, that you may not receive the type(s) of consideration that you elect because the type of consideration elected is subject to adjustment to the extent necessary to ensure the issuance of the fixed number of shares of Atlantic Southern common stock described above. Atlantic Southern’s common stock is quoted on the OTC Bulletin Board under the symbol “ASFN.”

A special meeting of Sapelo’s shareholders will be held at the main office of Sapelo National Bank, located at 1200 Northway Street, Darien, Georgia 31305, on December 12, 2006 at 5:30 p.m. local time. At the special meeting, you will be asked to approve the Amended and Restated Agreement and Plan of Reorganization by and among Atlantic Southern, Atlantic Southern Bank, Sapelo and Sapelo National Bank, which we also refer to in this proxy statement-prospectus as the merger agreement. Sapelo’s board of directors recommends that you vote FOR approval of the merger agreement and urges you to sign and date the enclosed proxy and return it promptly in the enclosed envelope to make sure that your vote is counted. Of course, if you attend the meeting, you may vote in person, even if you have returned your proxy.

You should read this entire proxy statement-prospectus carefully because it contains important information about the merger. In particular, you should read carefully the information under the section entitled “Risk Factors,” beginning on page 14.

Neither the Securities and Exchange Commission nor any state securities regulators have approved or disapproved of the securities to be issued in the merger or determined if this document is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of Atlantic Southern common stock to be issued in the merger are not deposits or savings accounts or other obligations of any bank or savings association, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This proxy statement-prospectus is dated November 6, 2006 and is first being mailed to Sapelo’s shareholders on or about November 8, 2006.

PLEASE NOTE

We have not authorized anyone to provide you with any information other than the information included in this proxy statement-prospectus and the documents we refer you to herein. If someone provides you with other information, please do not rely on it.

This proxy statement-prospectus has been prepared as of the date on the cover page. There may be changes in the affairs of Atlantic Southern or Sapelo since that date that are not reflected in this document.

As used in this proxy statement-prospectus, the terms “Atlantic Southern” and “Sapelo” refer to Atlantic Southern Financial Group, Inc. and Sapelo Bancshares, Inc., respectively, and, where the context requires, “Atlantic Southern” may refer to Atlantic Southern Financial Group, Inc. and its subsidiary, Atlantic Southern Bank. Similarly, where context requires, “Sapelo” may refer to Sapelo Bancshares, Inc. and its subsidiary Sapelo National Bank.

HOW TO OBTAIN ADDITIONAL INFORMATION

This proxy statement-prospectus incorporates important business and financial information about Atlantic Southern that is not included in, or delivered with, this document. This information is described on page 48 under “Information About Atlantic Southern—Incorporation of Documents by Reference” and may be obtained through the Securities and Exchange Commission website at http://www.sec.gov. This information is also available to you without charge upon written or verbal request. Shareholders should contact:

Atlantic Southern Financial Group, Inc.
Attn: Carol Soto, Chief Financial Officer
4077 Forsyth Road
Macon, Georgia 31210
Telephone: (478) 757-8181

In order to obtain timely copies of such information free of charge you must request the information no later than December 5, 2006.

SAPELO BANCSHARES, INC.
1200 Northway Street
Darien, Georgia 31305

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON December 12, 2006

To the Shareholders of Sapelo Bancshares, Inc.:

Sapelo Bancshares, Inc. will hold a special meeting of shareholders at the main office of Sapelo National Bank located at 1200 Northway Street, Darien, Georgia 31305, on December 12, 2006 at 5:30 p.m., local time, for the following purposes:

1.                Merger.   To approve and adopt the Amended and Restated Agreement and Plan of Reorganization, dated September 27, 2006, by and among Atlantic Southern Financial Group, Inc., Atlantic Southern Bank, Sapelo Bancshares, Inc. and Sapelo National Bank, pursuant to which Atlantic Southern will acquire Sapelo and Atlantic Southern Bank will acquire Sapelo National Bank. A copy of the merger agreement is attached to the accompanying proxy statement-prospectus as Appendix A.

2.                Other business.   To transact such other business as may properly come before the special meeting or any adjournments or postponements of the special meeting.

Only shareholders of record at the close of business on October 31, 2006, the record date, are entitled to notice of and to vote at the special meeting or any adjournments or postponements of the special meeting. The approval of the Agreement and Plan of Reorganization requires the affirmative vote of a majority of the shares of Sapelo common stock outstanding on the record date.

After careful consideration, your board of directors supports the merger and recommends that you vote FOR approval of the Agreement and Plan of Reorganization.

YOUR VOTE IS VERY IMPORTANT.   Whether or not you plan to attend the special meeting, please take the time to vote by completing, signing and mailing the enclosed proxy card in the accompanying postage-paid envelope. You may revoke your proxy at any time before it is voted by giving written notice of revocation to Sapelo’s secretary, or by filing a properly executed proxy of a later date with Sapelo’s secretary, at or before the meeting. You may also revoke your proxy by attending and voting your shares in person at the meeting.

Sapelo’s shareholders have dissenters’ rights with respect to the merger under Georgia law. Shareholders who wish to assert their dissenters’ rights and comply with the procedural requirements of Article 13 of the Georgia Business Corporation Code will be entitled to receive payment of the fair value of their shares in cash in accordance with Georgia law. A copy of Article 13 of the Georgia Business Corporation Code is attached as Appendix C to the proxy statement-prospectus.

We do not know of any other matters to be presented at the special meeting, but if other matters are properly presented, the persons named as proxies will vote on such matters at their discretion.

By Order of the Board of Directors
/s/ JOHN R. HOLLINGTON, JR.
John R. Hollington, Jr.
Darien, Georgia	Chairman of the Board
November 6, 2006

IMPORTANT NOTICE FOR SAPELO SHAREHOLDERS	64
WHERE YOU CAN FIND MORE INFORMATION	65

QUESTIONS AND ANSWERS

Q:             What am I being asked to vote on?

A:             You are being asked to approve the Agreement and Plan of Reorganization, to which we may refer to as the merger agreement, and which provides for the acquisition of Sapelo by Atlantic Southern.

Q:             How does my board of directors recommend I vote on the merger?

A:             The board of directors of Sapelo recommends that you vote “FOR” approval of the merger agreement.

Q:             Why is my board of directors recommending that I vote for approval of the merger agreement?

A:             Your board of directors believes the merger is a strategic opportunity to combine with Atlantic Southern, which is expected to create greater short- and long-term growth and shareholder value.

Q:             What will happen to Sapelo National Bank as a result of the merger?

A:             If the merger occurs, the Board of Directors of Atlantic Southern will promptly approve the merger of Sapelo National Bank with and into Atlantic Southern Bank, which is a wholly owned subsidiary of Atlantic Southern. We may refer to this transaction as the bank merger. Atlantic Southern Bank will be the surviving entity in the bank merger.

Q:             What vote is required to approve the merger?

A:             Approval of the Agreement and Plan of Reorganization requires the affirmative vote of a majority of the outstanding shares of Sapelo common stock. The directors of Sapelo have agreed, subject to their fiduciary duties, to vote 94,346 shares, or approximately 41.2% of the outstanding shares in favor of the merger. See “The Merger Agreement—Affiliate Agreements” beginning on page 36.

Q:             What will I receive in the merger?

A:             Sapelo shareholders will receive for each of their shares: 2.10 shares of Atlantic Southern common stock, $63.00 in cash, or a combination of both. Each Sapelo shareholder is entitled to receive approximately 60% of their merger consideration in the form of Atlantic Southern common stock and approximately 40% of their merger consideration in the form of cash. Depending on the elections of other Sapelo shareholders, you may be permitted to receive a different allocation of stock and cash. In addition, you may not receive the type(s) of consideration that you elect because the type of consideration elected is subject to adjustment to the extent necessary to ensure that no more than 305,695 shares of Atlantic Southern common stock and approximately $6.24 million in cash is issued in the merger, all of which is described in this document.

Q:             When do you expect the merger to be completed?

A:             We currently expect to complete the merger in the fourth quarter of 2006, shortly after the special shareholders’ meeting, assuming Sapelo shareholders and the applicable bank regulatory agencies approve the merger.

Q:             Will Sapelo shareholders be able to trade the Atlantic Southern common stock they receive pursuant to the merger?

A:             Yes. Atlantic Southern common stock issued pursuant to the merger will be registered under the Securities Act of 1933, as amended, and will be listed on the OTC Bulletin Board under the ticker symbol “ASFN”. All shares of Atlantic Southern common stock that you receive pursuant to the merger will be freely transferable unless you are deemed an affiliate of Sapelo at the time of the merger or become an affiliate of Atlantic Southern. Affiliates of Sapelo may, however, be able to

i

freely sell the shares they receive pursuant to the merger subject to applicable securities regulations. See “The Merger—Resale of Atlantic Southern Common Stock” on page 36.

Q:             Is the Sapelo merger conditioned on the consummation of the proposed merger of First Community Bank of Georgia with Atlantic Southern?

A:             No. The Sapelo merger is not conditioned on the completion of the First Community Bank of Georgia (located in Roberta, Georgia) merger. Each merger is independent of the other. See “Information about Atlantic Southern” on page 48.

Q:             What should I do now?

A:             After carefully reading and considering the information in this proxy statement-prospectus, just indicate on your proxy card how you want to vote, sign the card and mail it in the enclosed postage-paid envelope as soon as possible, so that your shares will be represented at the special meeting.

NOTE: If you sign and send in your proxy card and do not indicate how you want to vote, your proxy will be voted “FOR” the proposal to approve the merger agreement.

Q:             What if I do not vote?

A:             If you do not vote, by either signing and sending in your proxy card or attending and voting at the special meeting, it will have the same effect as voting your shares against the merger.

Q:             If my shares are held in “street name” by my broker, will my broker automatically vote my shares for me?

A:             No. Your broker will vote your shares of stock on the merger agreement only if you provide instructions on how to vote. You should instruct your broker on how to vote your shares, following the directions your broker provides. If you do not provide instructions to your broker, and your broker submits an unvoted proxy, the resulting broker nonvote will not be counted toward a quorum and your shares will not be voted at the special meeting, which will have the same effect as voting your shares against the merger.

Q:             Can I change my vote after I deliver my proxy?

A:             Yes. You can change your vote at any time before your proxy is voted at the special meeting. You can do this in three ways. First, you can revoke your proxy by giving written notice of revocation to Sapelo’s secretary. Second, you can submit a new properly executed proxy with a later date with Sapelo’s secretary, at or before the meeting. The latest proxy actually received before the meeting will be counted, and any earlier proxies will be revoked. Third, you can attend the special meeting and vote your shares in person. Any earlier proxy will be thereby revoked. However, simply attending the meeting without voting will not revoke your proxy.

Q:             Should I send in my Sapelo stock certificates now?

A:             No. If the merger is completed, Atlantic Southern will send all Sapelo shareholders written instructions for exchanging Sapelo common stock certificates for the merger consideration.

Q:             If I am a Sapelo shareholder, will I always receive the form of consideration I elect to receive?

A:             No. Both the total number of shares of Atlantic Southern common stock to be issued and the amount of cash to be paid in the merger are capped. Accordingly, there is no assurance that you will receive the form of consideration that you elect with respect to all shares of Sapelo common stock you hold. If the elections of all Sapelo shareholders result in an oversubscription of the pool of Atlantic Southern common stock or cash, the exchange agent will allocate the consideration you will receive between cash and Atlantic Southern common stock in accordance with the proration procedures described beginning on page 29 of this proxy statement-prospectus.

ii

Q:             If I am a Sapelo shareholder, what happens if I don’t make an election for cash or shares of Sapelo common stock?

A:             If you fail to make an election prior to the election deadline, other than because you are exercising your dissenters’ rights, you will receive your pro rata portion of Atlantic Southern common stock and cash consideration in the following order: (1) if all elections do not exceed the maximum aggregate number of shares available, then you will receive any remaining available Atlantic Southern common stock prior to receiving any cash (except for fractional shares), however (2) if elections do exceed the maximum aggregate number of shares available, then you will receive only cash consideration in exchange for their shares of Sapelo common stock. For more information concerning the merger consideration and election procedures, see “The Merger Agreement” on page 27.

Q:             Am I entitled to dissenters’ rights in connection with the merger?

A:             Yes. If you wish, you may exercise dissenters’ rights arising out of the transaction contemplated by the merger agreement and obtain a cash payment for the “fair value” of your shares under Georgia law. To exercise dissenters’ rights, you must not vote in favor of the adoption and approval of the merger agreement, and you must strictly comply with all of the applicable requirements of Georgia law summarized under the heading “Dissenters’ Rights” in this proxy statement-prospectus. The “fair value” of your shares may be more or less than the consideration to be paid in the merger. We have included a copy of the applicable provisions of Georgia law as Appendix C to this proxy statement-prospectus.

Q:             Who can help answer my questions?

A:             If you would like additional copies of this document, or if you would like to ask any questions about the merger and related matters, you should contact: Randy Hicks, Sapelo Bancshares, Inc., 1200 Northway Street, Darien, Georgia 31305, telephone: (912) 437-5252.

iii

SUMMARY

We have prepared this summary to assist you in your review of this proxy statement-prospectus. It is necessarily general and abbreviated, and it is not intended to be a complete explanation of all of the matters covered in this proxy statement-prospectus. To understand the merger and the issuance of cash and shares of Atlantic Southern common stock in the merger, please see the more complete and detailed information in the sections that follow this summary, as well as the appendices and the documents incorporated into this proxy statement-prospectus by reference. You may obtain the information about Atlantic Southern that is incorporated by reference in this document, without charge, by following the instructions in the section entitled “Where You Can Find Additional Information.” We urge you to read all of these documents in their entirety prior to returning your proxy or voting at the special meeting of Sapelo’s shareholders.

Each item in this summary refers to the page of this document on which that subject is discussed in more detail.

The Companies (See page 47 for Atlantic Southern and page 49 for Sapelo)

ATLANTIC SOUTHERN FINANCIAL GROUP, INC.
4077 Forsyth Road
Macon, Georgia 31210
(478) 757 8181

Atlantic Southern is a Georgia corporation and a registered bank holding company headquartered in Macon, Georgia. Atlantic Southern’s banking subsidiary is Atlantic Southern Bank. Atlantic Southern Bank provides a full range of traditional banking services throughout central and coastal Georgia through its branches in Macon, Warner Robbins and Savannah, Georgia.

As of December 31, 2005, Atlantic Southern had consolidated total assets of approximately $388.7 million, consolidated total loans of approximately $327.3 million, consolidated total deposits of approximately $279.3 million and consolidated shareholders’ equity of approximately $22.8 million. As of June 30, 2006, Atlantic Southern had consolidated total assets of approximately $492.5 million and total loans of approximately $409.4 million, up 27% and 23% respectively from December 31, 2005.

On September 15, 2006, Atlantic Southern announced its proposed acquisition of First Community Bank of Georgia (“FCB”). Under the terms of the agreement, FCB will merge into Atlantic Southern Bank. The transaction is valued at approximately $16.5 million, and FCB shareholders will receive 0.742555 shares of Atlantic Southern common stock for each share of FCB common stock they hold, or in the aggregate, 548,634 shares of Atlantic Southern’s common stock. FCB is headquartered in Roberta, Georgia and has branches in Byron, Georgia and Lizella, Georgia, with approximately $73 million in assets, $60 million in deposits and $7.5 million in stockholders’ equity as of June 30, 2006. The consummation of, or the failure to consummate, the FCB acquisition will have no impact on either Atlantic Southern’s or Sapelo’s obligation to complete the merger.

SAPELO BANCSHARES, INC.
1200 Northway Street
Darien, Georgia  31305
(912) 437 5252

Sapelo Bancshares, Inc. is a registered bank holding company headquartered in Darien, Georgia. Sapelo National Bank, Sapelo’s banking subsidiary, provides banking services through its main office in McIntosh County, Georgia and operates three branches in Glynn County, Georgia.

As of December 31, 2005, Sapelo had consolidated total assets of approximately $62.9 million, consolidated total loans of approximately $40.5 million, consolidated total deposits of approximately $53.4 million and consolidated shareholders’ equity of approximately $6.4 million. As of June 30, 2006,

Sapelo’s consolidated assets ended the quarter at $61 million and total loans were $49 million, down 3% and up 21% respectively from December 31, 2005.

The Merger (See page 28)

Under the terms of the merger agreement, Sapelo will merge with and into Atlantic Southern with Atlantic Southern being the surviving corporation. After the merger, Sapelo National Bank will merge with and into Atlantic Southern Bank, and Atlantic Southern Bank will be the surviving bank. Both Atlantic Southern and Atlantic Southern Bank will continue their existence under Georgia law, while Sapelo and Sapelo National Bank will cease to exist. The merger agreement is attached to this document as Appendix A and is incorporated into this proxy statement-prospectus by reference. We encourage you to read the entire merger agreement carefully, as it is the legal document that governs the merger.

What You Will Receive in the Merger (See page 28)

If the merger is completed, Sapelo shareholders will receive for each of their shares: 2.10 shares of Atlantic Southern common stock, $63.00 in cash, or a combination of both. Each Sapelo shareholder is entitled to receive approximately 60% of their merger consideration in the form of Atlantic Southern common stock and approximately 40% of their merger consideration in the form of cash. Depending on the elections of other Sapelo shareholders, you may be permitted to receive a different allocation of stock and cash. Under the terms of the merger agreement, the exchange agent is allowed to use its discretion, within the parameters set forth in the merger agreement, in issuing cash and Atlantic Southern common stock to Sapelo shareholders to ensure that the total stock consideration equals no greater than 305,695 shares of Atlantic Southern common stock and approximately $6.24 million is issued in the merger, all of which is described in this proxy statement-prospectus.

Because the exchange ratio is fixed, unless you receive only cash for your shares of Sapelo common stock, the total merger consideration value will fluctuate depending on the current market price of the Atlantic Southern common stock.  The table below shows the total merger consideration value, assuming each Sapelo shareholder elects to receive approximately 40% of the merger consideration in cash and the remaining in stock, as of the day prior to the execution of the merger agreement and as of November 1, 2006, the last practicable day prior to the date of this proxy statement-prospectus. It assumes that there are 226,825 shares of Sapelo common stock issued and outstanding at the effective time of the merger.

Date	Total Merger Consideration Value	Cash per Sapelo Share	Shares of Atlantic Southern Stock per Sapelo Share	Value of Shares of Atlantic Southern Stock per Sapelo Share	Total Value of consideration per Sapelo Share
July 25, 2006 (one day prior to date of the merger agreement)	$14,575,774.50	$25.51	1.25	$31.00	$64.26
November 3, 2006 (last practicable day prior to date of this proxy statement-prospectus)	$14,859,305.75	$25.51	1.25	$32.00	$65.51

Because most of the merger consideration consists of Atlantic Southern common stock, the value of the consideration you receive could vary from the amounts shown above. Examples of the possible fluctuation in the value of the merger consideration that you receive are set forth under the heading “The Merger Agreement—What Sapelo’s Shareholders will Receive in the Merger.”

You will not receive any fractional shares of Atlantic Southern common stock. Instead, you will be paid cash in an amount equal to the fraction of a share of Atlantic Southern common stock otherwise issuable upon conversion, multiplied by $30.00.

Limitation on Stock Consideration (See page 30)

Under the merger agreement, the number of shares of Atlantic Southern common stock that will be exchanged as a result of the merger will be no more than 305,695 shares. This is a substantial portion of the aggregate value of the consideration to be issued, excluding cash paid in lieu of fractional shares and cash issued to shareholders who exercise dissenters’ rights. As a result, the exchange agent may adjust the portion of cash to be paid and the number of shares of Atlantic Southern common stock to be issued to each Sapelo shareholder to ensure that the amount of stock distributed equals no more than 305,695 shares of Atlantic Southern Common Stock or approximately 60% of the merger consideration.

Effect of the Merger on Sapelo Options (See page 31)

Prior to the execution of the merger agreement, there were 27,465 outstanding options to purchase Sapelo common stock, with a weighted average exercise price of $27.00 per share. Pursuant to the terms of the merger agreement, all of these outstanding options will be exercised in accordance with their terms prior to the closing of the merger. Sapelo has agreed that any options or other rights to acquire shares of Sapelo’s capital stock that remain outstanding at the time of closing of the merger will be canceled.

Your Expected Tax Treatment as a Result of the Merger (See page 40)

Unless you receive all cash consideration in the merger, Sapelo’s shareholders will recognize gain (but not loss) equal to the lesser of (1) the cash (excluding any cash received in lieu of a fractional share of Atlantic Southern common stock) and the fair market value of the Atlantic Southern common stock received (including the fair market value of any fractional share of Atlantic Southern common stock that is deemed to be distributed in the merger and then redeemed by Atlantic Southern), less such shareholder’s tax basis in Sapelo common stock, or (2) the amount of cash received. The completion of the merger is conditioned on receipt of a tax opinion from Powell Goldstein LLP that the merger qualifies as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”) and that Sapelo shareholders will not recognize gain or loss in connection with the exchange of their shares (except with respect to any cash received).

Any shareholder of Sapelo who receives all cash in the merger, as a result of perfecting dissenters’ rights under Georgia law, or otherwise, will recognize gain to the extent the cash received exceeds the shareholder’s tax basis in his or her Sapelo common stock. See “Material Federal Income Tax Consequences of the Merger” for a more detailed discussion of the tax consequences of the merger.

Tax laws are complex, and the tax consequences of the merger may vary depending upon your individual circumstances or tax status. For these reasons, we recommend that you consult your tax advisor concerning the federal and any applicable state, local or other tax consequences of the merger to you.

Dissenters’ Rights You Will Have as a Result of the Merger (See page 43)

If the merger is completed, those shareholders of Sapelo who do not vote for the merger and who follow certain procedures as required by Georgia law and described in this proxy statement-prospectus will be entitled to exercise dissenters’ rights and receive the “fair value” of their shares in cash under Georgia law. If you assert and perfect your dissenters’ rights, you will not receive the merger consideration but will be entitled to receive the “fair value” of your shares of stock in cash as determined in accordance with Georgia law. Appendix C includes the relevant provisions of Georgia law regarding these rights. See “Dissenters’ Rights” beginning on page 43 of this proxy statement-prospectus.

Comparative Stock Prices (See pages 47 and 54)

On July 25, 2006, the last trading day prior to the public announcement of the execution of the merger agreement, the last sale price of Atlantic Southern common stock on the OTC Bulletin Board was $31.00, and on November 3, 2006, the last practicable date before mailing this proxy statement-prospectus, the last sale price of Atlantic Southern common stock was $32.00. Shares of Sapelo common stock are not trading on any securities exchange or interdealer quotation system. The last known sale price for a share of Sapelo common stock was $37.00 on July 25, 2006.

Reasons for the Merger (See page 24)

Sapelo’s directors considered a number of factors in approving the terms of the merger, including:

•       the value of the consideration to be received by Sapelo’s shareholders relative to the book value and earnings per share of Sapelo common stock;

•       information concerning Atlantic Southern’s financial condition, results of operations and business prospects;

•       the financial terms of recent business combinations in the financial services industry and a comparison of the multiples of selected combinations with the terms of the proposed merger with Atlantic Southern;

•       the opinion of Stevens and Company that the consideration to be received by Sapelo’s shareholders in the merger is fair from a financial point of view;

•       the fact that the merger will enable Sapelo’s shareholders to exchange their relatively illiquid shares of Sapelo common stock for the shares that are more widely held and actively traded, and that the exchange for Atlantic Southern common stock will be tax-free to Sapelo’s shareholders;

•       the alternatives to the merger, including remaining an independent institution;

•       the expanded range of banking services that the merger will allow Sapelo to provide its customers; and

•       the competitive and regulatory environment for financial institutions generally.

Opinion of Sapelo’s Financial Advisor (See page 26)

In deciding to approve the merger, the board of directors of Sapelo considered the opinion of its financial advisor, Stevens and Company. Stevens and Company, an investment banking and financial advisory firm, has given a fairness opinion to the Sapelo board of directors that the terms of the merger are fair, from a financial point of view, to the shareholders of Sapelo. The opinion is based on and subject to the procedures, matters and limitations described in the opinion and other matters that Stevens and Company considered relevant. The fairness opinion is attached to this proxy statement-prospectus as Appendix B. We urge all shareholders of Sapelo to read the entire opinion, which describes the procedures followed, matters considered and limitations on the review undertaken by Stevens and Company in providing its opinion.

Your Board of Directors Recommends Shareholder Approval of the Merger (See  page 22)

The board of directors of Sapelo has approved the merger agreement and believes that the merger is in the best interests of Sapelo’s shareholders. The board recommends that you vote FOR approval of the merger agreement.

Information About the Shareholders’ Meeting (See page 21)

A special meeting of the shareholders of Sapelo will be held on December 12, 2006, at 5:30 p.m., local time. The meeting will be held at the main office of Sapelo National Bank located at 1200 Northway Street, Darien, Georgia 31305. At the meeting, the shareholders of Sapelo will vote on the merger agreement described above and in the notice for the meeting. If you approve the merger agreement and the other conditions to completing the merger are satisfied, we expect to complete the merger during the fourth quarter of 2006, shortly after the special shareholders’ meeting.

Quorum and Vote Required at the Meeting (See page 21)

Shareholders who own Sapelo common stock at the close of business on October 31, 2006, the record date, will be entitled to vote at the meeting. A majority of the issued and outstanding shares of Sapelo common stock, as of the record date for the meeting, must be present in person or by proxy at the meeting in order for a quorum to be present. If a quorum is not present at the meeting, the meeting will be adjourned, and no vote will be taken until and unless a quorum is present.

Approval of the merger agreement requires the affirmative vote of a majority of the shares of Sapelo common stock outstanding on the record date.

Share Ownership of Management (See page 54)

As of the record date for the special meeting, directors and executive officers of Sapelo had or shared voting or dispositive power over approximately 41.2% of the issued and outstanding Sapelo common stock. These individuals have agreed with Atlantic Southern that they will vote the shares over which they have voting power in favor of the merger agreement.

As of the record date for the meeting, directors and executive officers of Atlantic Southern had or shared no voting or dispositive power over any of the issued and outstanding shares of Sapelo common stock.

Management and Operations after the Merger (See page 43)

•       Sapelo Bancshares, Inc. and Sapelo National Bank will cease to exist after the merger.

•       The business of Sapelo National Bank will be conducted through Atlantic Southern Bank.

•       No Sapelo director will be appointed to Atlantic Southern’s board of directors; however, all Sapelo directors will be retained as Advisory Board Members.

We Must Obtain Regulatory Approval to Complete the Merger (See page 38)

We cannot complete the merger unless we receive the approval of the Board of Governors of the Federal Reserve System (the “Federal Reserve”),  and other applicable governmental authorities. The merger also requires approval from the Federal Deposit Insurance Corporation (“FDIC”), the Office of the Comptroller of the Currency (“OCC”) and the Georgia Department of Banking and Finance (“GDBF”). All regulatory applications and notices required to be filed prior to the merger have been filed. Although we do not know of any reason why we could not obtain these regulatory approvals in a timely manner, we cannot be certain when or if we will obtain them.

We Must Meet Several Conditions to Complete the Merger (See page 31)

In addition to the required regulatory approvals, the merger will only be completed if certain mutual conditions are met, including the following:

•       approval by Sapelo’s shareholders of the merger agreement by the required vote;

•       receipt by Atlantic Southern and Sapelo of an opinion from Powell Goldstein LLP that the merger qualifies as a tax-free reorganization;

•       receipt by Sapelo of an opinion from Stevens and Company that the merger consideration is fair to Sapelo’s shareholders;

•       receipt by Atlantic Southern of an agreement not to compete and an affiliate agreement from each Sapelo director;

•       all representations and warranties of the parties to the merger agreement must be true and correct, except as to such inaccuracies as would not reasonably be expected to have a material adverse effect in the aggregate, and the parties must have performed in all material respects all of their obligations under the merger agreement;

•       delivery of certified copies of resolutions adopted by Sapelo’s Board of Directors; and

•       additional conditions customary in transactions of this type.

If all regulatory approvals are received and the other conditions to completion are satisfied, Atlantic Southern and Sapelo contemplate that they will complete the merger shortly after the special shareholders’ meeting.

Termination and Termination Fee (See page 34)

The merger agreement may be terminated, either before or after shareholder approval, under certain circumstances described in detail later in this proxy statement-prospectus. If Atlantic Southern terminates the merger agreement because Sapelo’s board withdraws or changes its recommendation of the merger agreement, or recommends or approves an acquisition transaction other than the Atlantic Southern merger, or if Sapelo terminates the merger agreement because it receives an acquisition offer, Sapelo (or its successor) must pay to Atlantic Southern a termination fee of $800,000.

Sapelo’s Directors and Executive Officers Have Interests in the Merger that Differ from Your Interests (See page 35)

The executive officers and directors of Sapelo have interests in the merger in addition to their interests as shareholders of Sapelo generally. The members of the Sapelo board of directors knew about these additional interests and considered them when they adopted the merger agreement These interests include, among others:

•       the continuation of employee benefits;

•       provisions in the merger agreement relating to director and officer liability insurance and the indemnification of officers and directors of Sapelo for certain liabilities; and

•       potential change of control payments that may be owed following the merger.

These interests are more fully described in this proxy statement-prospectus under the heading “The Merger Agreement—Interests of Certain Persons in the Merger.”

Employee Benefits of Sapelo Employees after the Merger (See page 35)

Atlantic Southern has agreed to offer to all current employees of Sapelo, who become Atlantic Southern employees, substantially similar employee benefits to those offered by Atlantic Southern to its employees in similar positions.

Differences in Rights of Sapelo’s Shareholders after the Merger (See page 43)

Sapelo shareholders who receive Atlantic Southern common stock in the merger will become Atlantic Southern shareholders as a result of the merger. Their rights as shareholders after the merger will be governed by Georgia law and by Atlantic Southern’s articles of incorporation and bylaws. The rights of Atlantic Southern shareholders are different in certain respects from the rights of Sapelo’s shareholders. The material differences are described later in this proxy statement-prospectus.

First Community Bank of Georgia Transaction (See page 48)

On September 15, 2006, Atlantic Southern announced its proposed acquisition of First Community Bank of Georgia. Under the terms of the agreement, FCB will merge into Atlantic Southern Bank. The transaction is valued at approximately $16.5 million, and FCB shareholders will receive 0.742555 shares of Atlantic Southern common stock for each share of FCB common stock they hold. FCB is headquartered in Roberta, Georgia and also has branches in Byron, Georgia and Lizella, Georgia, with approximately $73 million in assets, $60 million in deposits and $7.5 million in stockholders’ equity as of June 30, 2006. The merger is independent of the proposed merger of First Community Bank of Georgia with and into Atlantic Southern Bank, and accordingly, the consummation of, or the failure to consummate, the FCB merger will have no impact on either Atlantic Southern’s or Sapelo’s obligation to complete the merger.

Accounting Treatment (See page 40)

Atlantic Southern is required to account for the merger as a purchase transaction for accounting and financial reporting purposes under accounting principles generally accepted in the United States of America (“GAAP”).

SELECTED CONSOLIDATED FINANCIAL INFORMATION OF ATLANTIC SOUTHERN

The following table sets forth certain consolidated financial information of Atlantic Southern. This information is based on, and should be read in conjunction with, the consolidated financial statements and related notes of Atlantic Southern contained in its annual report on Form 10-K for the year ended December 31, 2005,and its quarterly report on Form 10-Q for the quarter ended June 30, 2006, which are both incorporated by reference in this proxy statement-prospectus.

	As of and for the Six Months Ended June 30,		As of and for the Years Ended December 31,
	2006	2005	2005	2004(1)	2003(1)	2002(1)	2001(1)(2)
	(Dollar amounts in thousands, except share and per share amounts)
Income Statement Data:
Total interest and dividend income	$16,400	$9,114	$21,624	$10,591	$6,076	$2,622	$22
Total interest expense	7,636	3,340	8,628	3,241	2,149	1,067	4
Net interest income before provision for loan losses	8,764	5,774	12,996	7,350	3,927	1,555	18
Provision for loan losses	921	840	1,493	1,377	808	725	25
Net interest income after provision for loan losses	7,843	4,934	11,503	5,973	3,119	830	(7)
Noninterest income	802	407	1,186	387	212	70	—-
Noninterest expense	4,829	2,992	6,693	3,760	2,438	1,641	465
Earnings (loss) before income taxes	3,814	2,349	5,996	2,600	893	(741)	(472)
Income tax provision (benefit)	1,396	857	2,111	938	(16)	4	—-
Net earnings (loss)	2,421	1,493	$3,885	$1,662	$909	$(745)	$(472)
Per Common Share:
Net earnings (loss)—basic	$0.89	$0.57	$1.49	$0.71	$0.51	$(0.62)	$(0.39)
Net earnings (loss)—diluted(3)	0.79	0.53	1.33	0.67	0.49	(0.62)	(0.39)
Cash dividends declared	—	—	—	—	—	—	—
Book value	14.58	8.65	9.75	8.44	7.09	5.73	6.27
Period End Balances:
Loans (net of unearned income and allowance for loan losses)	$402,631	$280,709	$327,291	$225,482	$134,277	$67,461	$2,138
Earning assets(4)	458,972	314,278	374,129	251,250	4,152	3,434	949
Total assets	492,480	336,849	388,710	263,317	161,280	79,606	12,593
Deposits	409,208	285,456	334,575	221,248	140,220	70,706	5,402
Shareholders’ equity	48,164	23,407	25,386	21,966	14,403	6,882	7,528
Shares outstanding—basic	3,304,052	2,604,052	2,604,052	2,604,052	2,032,653	1,200,000	1,200,000
Average Balances:
Loans	$369,263	$261,030	$285,244	$176,609	$103.107	$37,021	$76
Earning assets(4)	412,979	287,382	315,777	194,752	115,215	45,545	355
Total assets	436,685	298,837	329,750	203,266	121,053	49,063	10,076
Deposits	372,802	253,286	279,315	170,766	105,247	41,425	214
Shareholders’ equity	27,890	20,835	22,845	18,446	11,820	7,105	7,659
Shares outstanding—basic	2,728,407	2,604,052	2,604,052	2,343,982	1,778,983	1,200,000	1,200,000
Shares outstanding—diluted(3)	3,058,677	2,794,927	2,911,930	2,493,247	1,869,027	1,200,000	1,200,000
Performance Ratios:
Return on average assets	1.12%	1.01%	1.18%	0.82%	0.75%	(1.52)%	(55.43)%
Return on average equity	17.51	14.45	17.15	9.02	7.68	(10.49)	(73.85)
Net interest margin, taxable equivalent	4.47	4.13	4.26	3.78	3.41	3.41	—
Efficiency ratio(5)	50.41	48.41	47.19	48.60	59.25	100.93	2,588.33
Average loans to average deposits	99.05	103.06	102.12	103.42	97.97	89.37	35.51
Average equity to average assets	6.39	6.97	6.93	9.07	9.76	14.48	76.01
Capital Ratios:
Dividend payout ratio	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Tier I capital to risk adjusted assets	14.02	10.18	10.21	9.06	9.96	9.26	146.77
Total capital to risk adjusted assets	15.23	11.36	11.89	10.21	11.03	10.28	147.26
Tier I capital to average tangible assets	12.92	9.88	8.88	8.91	9.49	9.32	74.67
Asset Quality Ratios:
Nonperforming assets to total assets(6)	0.04%	0.11%	0.07%	0.05%	0.00%	0.00%	0.00%
Loan loss reserve to nonperforming assets(6)	2,622.45	1,021.09	1,445.99	2,043.80	—	—	—
Net loans charged-off to average loans	(0.02)	0.00	0.07	0.07	0.00	0.00	0.00
Provision for loan loss to average loans(6)	0.25	0.32	0.52	0.78	0.78	1.95	32.89

              (1)  Atlantic Southern Bank only. The holding company reorganization was completed on January 3, 2005.

              (2)  Atlantic Southern Bank began banking operations on December 10, 2001.

              (3)  Shares outstanding—diluted are computed by taking the net income applicable to common stock divided by average number of common shares outstanding with the effect of dilutive options and warrants, etc.

              (4)  Earning Assets are determined by adding loans, mortgage loans held for sale, investment securities, deposits at the Federal Home Loan Bank, federal funds sold, and cash surrender value of life insurance.

              (5)  Noninterest expense divided by the sum of net interest income and noninterest income.

              (6)  Nonperforming assets include non-accrual loans and loans over 90 days past due. During the fiscal years 2001 to 2003, Atlantic Southern Bank did not have any nonperforming assets.

SELECTED UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

On September 15, 2006, Atlantic Southern announced the signing of a definitive agreement to acquire FCB. The following selected unaudited pro forma condensed financial information presents the impact of the acquisition of Sapelo and the proposed acquisition of FCB. In their respective acquisitions, based on a value per share of Atlantic Southern common stock of $30.00 as used in the respective merger agreements, Sapelo shareholders will receive cash in an amount not to exceed $6.24 million and a maximum of 305,695 shares of Atlantic Southern common stock having an aggregate value of $15,542,433; and FCB shareholders will receive 548,634 shares of Atlantic Southern common stock having an aggregate value of $16,459,020.

Under the purchase method of accounting, Atlantic Southern records the assets and liabilities of the acquired entities at their fair values on the closing date of the acquisition. The selected unaudited pro forma condensed balance sheet as of June 30, 2006 has been prepared under the assumption that the Sapelo and proposed FCB acquisitions were completed on that date. The selected unaudited pro forma condensed statements of earnings for the six months ended June 30, 2006, and the year ended December 31, 2005, have been prepared under the assumption that all of the acquisitions were completed on January 1, 2006 and January 1, 2005, respectively.

The following unaudited pro forma statements of financial condition do not include purchase accounting adjustments to record acquired assets at fair value. Based on preliminary review by Atlantic Southern, the carrying value of the assets of Sapelo and FCB approximate fair value and no significant adjustments are anticipated. In addition, a portion of the goodwill generated has not been allocated to a core deposit intangible. Atlantic Southern is in the process of performing calculations and obtaining third party valuations of purchased assets to record purchase accounting adjustments at the acquisition date. Accordingly, the unaudited pro forma statements of operation do include amortization of core deposit intangible, depreciation and other adjustments based on the allocated purchase price of net assets acquired.

The selected unaudited pro forma condensed financial information is presented for illustrative purposes only, and does not indicate either the operating results that would have occurred had all the acquisitions been consummated on January 1, 2005 or June 30, 2006, as the case may be, or future results of operations or financial condition. The selected unaudited pro forma condensed financial information is based upon assumptions and adjustments that Atlantic Southern believes are reasonable. No assumptions have been applied to the selected pro forma condensed financial statements regarding possible revenue enhancements, expense efficiencies or asset dispositions other than sales of investment securities. The selected unaudited pro forma condensed financial statements should be read in conjunction with Atlantic Southern’s Annual Report on Form 10-K for the year ended December 31, 2005 and its 10-Q for the six months ended June 30, 2006, which are both included with and incorporated by reference into this document and as otherwise contained herein.

Selected Unaudited Pro Forma Condensed Statements of Financial Condition
As of June 30, 2006

	Historical		Pro Forma		Pro Forma	Historical	Pro Forma		Pro Forma
	Atlantic Southern	Sapelo	Acquisition Adjustments		Combined Results	FCB	Acquisition Adjustments		Combined Results
ASSETS
Cash and due from banks	$10,754	$2,179	$—		$12,933	$1,789	$—		$14,722
Interest bearing deposits in other banks	121	—			121	632			753
Federal funds sold	9,736	3,239	(6,240	)(1)	6,085	1,043	(500	)(6)	6,628
			(650	)(2)

Investment securities	43,080	2,706			45,786	11,125			56,911
Loans held for sale	1,628	—			1,628	—			1,628
Loans, net of unearned income	407,771	48,294			456,065	55,553			511,618
Less: Allowance for loan losses	5,140	467			5,607	725			6,332
Net Loans	402,631	47,827			450,458	54,828			505,286
Premises and equipment, net	11,339	2,176			13,515	2,150			15,665
Accrued interest receivable	3,961	316			4,277	797			5,074
Stock in FHLB	1,776	—			1,776	440			2,216
Cash surrender value of life insurance	4,182	—			4,182	—			4,182
Goodwill and intangible assets	—	930	9,364	(3)	10,294	—	9,417	(7)	19,711
Other assets	3,272	246			3,518	120			3,638
Total Assets	$492,480	$59,619	$2,474		$554,573	$72,924	$8,917		$636,414
LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits	$409,208	$49,123	$—		$458,331	$59,751	$—		$518,082
Advances from FHLB	22,200	3,500			25,700	5,250			30,950
Federal funds borrowed and security repurchase agreements	—	—			—	—			—
Long-term debt	—	—			—	—			—
Junior subordinated debentures owed to Unconsolidated subsidiary trusts	10,310	—			10,310	—			10,310
Accrued expenses and other liabilities	2,598	299			2,897	381			3,278
Total Liabilities	444,316	52,922			497,238	65,382			562,620
Shareholder’s Equity	48,164	6,697	2,474	(4)	57,335	7,542	8,917	(8)	73,794

Total Liabilities and shareholder’s equity	$492,480	$59,619	$2,474		$554,573	$72,924	$8,917		$636,414
Number of common shares outstanding	3,304,502	226,825	78,870	(5)	3,609,747	713,846	(165,212	)(9)	4,158,381
Total book value per common share	$14.58	$29.52			$15.88	$10.57			$17.75
Tangible book value per common share	$14.58	$25.42			$13.03	$10.57			$13.01

Selected Unaudited Pro Forma Condensed Statement of Operations
For the Year Ended December 31, 2005

	Historical		Pro Forma	Pro Forma	Historical	Pro Forma	Pro Forma
	Atlantic Southern	Sapelo	Acquisition Adjustments	Combined Results	FCB	Acquisition Adjustments	Combined Results
	(In thousands, except per share data)
Interest Income	$21,624	$3,760	$—	$25,384	$4,105	$—	$29,489
Interest Expense	8,628	1,038		9,666	1,207		10,873
Net Interest Income	12,996	2,722	—	15,718	2,898	—	18,616
Provision for loan losses	1,493	108		1,601	60		1,661
Net interest income after provision for loan losses	11,503	2,614	—	14,117	2,838	—	16,955
Noninterest income	1,186	723		1,909	670		2,579
Noninterest expense
Salaries and employee benefits	3,462	1,236		4,698	1,242		5,940
Occupancy, furniture and equipment expense	661	290		951	298		1,249
Other expenses	2,570	890		3,460	746		4,206
Noninterest expenses	6,693	2,416		9,109	2,286		11,395
Income tax expense (benefit)	2,111	302	—	2,413	392	—	2,805
Net earnings	$3,885	$619	$—	$4,504	$830	$—	$5,334
Basic net earnings per common share	$1.49	$2.69	$—	$1.55	$1.16	$—	$1.54
Diluted net earnings per common share	$1.33	$2.40	$—	$1.40	$1.15	$—	$1.42
Average common shares outstanding	2,604,052	230,404	75,291	2,909,747	713,846	(165,212)	3,458,381
Average diluted common shares outstanding	2,911,930	257,869	47,826	3,217,625	721,939	(173,305)	3,766,259

Selected Unaudited Pro Forma Condensed Statement of Operations
For the Six Months Ended June 30, 2006

	Historical		Pro Forma	Pro Forma	Historical	Pro Forma	Pro Forma
	Atlantic Southern	Sapelo	Acquisition Adjustments	Combined Results	FCB	Acquisition Adjustments	Combined Results
	(In thousands, except per share data)
Interest Income	$16,400	$2,168	$—	$18,568	$1,277	$—	$19,845
Interest Expense	7,636	566		8,202	422		8,624
Net Interest Income	8,764	1,602	—	10,366	855	—	11,221
Provision for loan losses	921	60		981	15		996
Net interest income after provision for loan losses	7,843	1,542	—	9,385	840	—	10,225
Noninterest income	802	220		1,022	154		1,176
Noninterest expense
Salaries and employee benefits	2,448	660		3,108	321		3,429
Occupancy, furniture and equipment expense	578	150		728	69		797
Other expenses	1,803	430		2,233	181		2,414
Noninterest expenses	4,829	1,240		6,069	571		6,640
Income tax expense (benefit)	1,395	178	—	1,573	139	—	1,712
Net earnings	$2,421	$344	$—	$2,765	$284	$—	$3,049
Basic net earnings per common share	$0.89	$1.52	$—	$0.91	$0.40	$—	$0.85
Diluted net earnings per common share	$0.79	$1.35	$—	$0.82	$0.39	$—	$0.78
Average common shares outstanding	2,728,407	226,953	78,742	3,034,102	713,846	(165,212)	3,582,736
Average diluted common shares outstanding	3,058,677	254,418	51,277	3,364,372	721,939	(173,305)	3,913,006

(1)                    Cash consideration to Sapelo shareholders of $6.24 million

(2)                    Merger related expenditures of $650 thousand

(3)                    Goodwill generated from the Sapelo transaction

(4)                    $9.2 million equity issued net of existing Sapelo equity

(5)                    305,695 shares issued net of 226,825 existing Sapelo shares

(6)                    Merger related expenditures of $500 thousand for the FCB transaction

(7)                    Goodwill generated from the FCB transaction

(8)                    $16.46 million equity issued net of existing FCB equity

(9)                    548,634 shares issued net of 713,846 existing FCB shares

UNAUDITED COMPARATIVE PER SHARE DATA

The following summary presents per share information for Atlantic Southern, Sapelo and FCB on a historical, pro forma combined and pro forma diluted equivalent basis for the periods and as of the dates indicated below. The pro forma information gives effect to both of the Sapelo and FCB mergers accounted for using the purchase method of accounting. This information should be read in conjunction with the companies’ historical financial statements and related notes and pro forma condensed financial data included elsewhere herein. The pro forma information should not be relied upon as being indicative of the historical results the companies would have had if the mergers had occurred before such periods or the future results that the companies will experience after the mergers.

The pro forma combined income per diluted share has been computed based on the diluted average number of outstanding shares, and common shares of Atlantic Southern adjusted for the additional shares to be issued in connection with the acquisition of Sapelo and FCB. The merger equivalent income per diluted share of Sapelo and FCB is based on the number of shares of Atlantic Southern common stock into which each share of Sapelo and FCB common stock will be converted in the mergers.

The pro forma combined book value per share is based upon the pro forma combined equity of Atlantic Southern divided by the pro forma number of outstanding shares of the combined companies as of June 30, 2006. The merger equivalent book value per share of Sapelo and FCB are based on the number of shares of Atlantic Southern common stock into which each share of Sapelo and FCB common stock will be converted in the merger, as follows, Sapelo: 305,695 shares; and FCB: 548,634 shares. The foregoing assumes that the shares of Atlantic Southern common stock to be issued will have a value of $30.00 per share, which was the value assigned to the Atlantic Southern common stock in the Sapelo merger agreement and the agreement governing the proposed FCB merger.

The Sapelo merger equivalent is presented with the pro forma combined of only Atlantic Southern and Sapelo multiplied by the exchange ratio of 2.10, as well as a presentation of the pro forma combined of Atlantic Southern, Sapelo and FCB, multiplied by the exchange ratio of 2.10.

	Six Months Ended June 30, 2006	Year Ended December 31, 2005
Net earnings per common share:
Earnings (loss) per diluted share:
Atlantic Southern	$0.79	$1.33
Sapelo	1.35	2.40
Pro forma combined (Atlantic Southern and Sapelo)	0.82	1.40
Sapelo merger equivalent—Atlantic Southern and Sapelo(1)	1.73	2.94
FCB	0.39	1.15
Pro forma combined (Atlantic Southern, Sapelo and FCB)	0.78	1.42
Sapelo merger equivalent—Atlantic Southern, Sapelo and FCB(2)	1.64	2.97
FCB merger equivalent(3)	0.58	1.05

	As of June 30, 2006	Year Ended December 31, 2005
Balance Sheet Data:
Net book value per share:
Atlantic Southern	$14.58	$9.75
Sapelo	29.52	27.83
Pro forma combined (Atlantic Southern and Sapelo)	15.88	11.78
Sapelo merger equivalent—Atlantic Southern and Sapelo(1)	33.35	24.75
FCB	10.57	10.25
Pro forma combined (Atlantic Southern, Sapelo and FCB)	17.75	14.07
Sapelo merger equivalent—Atlantic Southern, Sapelo and FCB(2)	37.28	30.68
FCB merger equivalent(3)	13.18	10.85

	As of June 30, 2006	Year Ended December 31, 2005
Cash Dividends
Atlantic Southern	$—	$—
Sapelo	—	—
FCB	0.30	0.25
Atlantic Southern pro forma combined	—	—
Sapelo merger equivalent	—	—
FCB merger equivalent	0.30	0.25

  (1) Calculated by multiplying the Pro forma combined (Atlantic Southern and Sapelo) information by the exchange ratio of 2.10.

  (2) Calculated by multiplying the Pro forma combined (Atlantic Southern, Sapelo and FCB) information by the exchange ratio of 2.10.

  (3) Calculated by multiplying the Pro forma combined (Atlantic Southern, Sapelo and FCB) information by the exchange ratio of 0.742555.

RISK FACTORS

In addition to the other information included in this proxy statement-prospectus, you should carefully consider the matters described below in determining whether to adopt and approve the merger agreement.

Risk Relating to the Merger

Your merger consideration is fixed despite a change in Atlantic Southern stock price.

Each share of Sapelo common stock you own will be converted into the right to receive 2.10 shares of Atlantic Southern common stock, cash in the amount of $63.00 or a combination of both. The price of Atlantic Southern common stock you receive may vary from its price at the date of this proxy statement-prospectus and at the date of Sapelo’s special meeting. Such variations in the price of Atlantic Southern common stock may result from change in the business, operations or prospects of Atlantic Southern, regulatory considerations, general market and economic conditions and other factors. Despite any such variations, the merger consideration you are entitled to receive will not change. At the time of the special meeting, you will not know the exact market value of Atlantic Southern common stock.

The form of consideration you ultimately receive in the merger could be different from the form you elect based on the form of consideration elected by other shareholders.

You and all other Sapelo shareholders will be permitted to make an election as to the form of consideration you would like to receive: cash, Atlantic Southern common stock, or a combination of both. Because the total amount of Atlantic Southern common stock and cash to be issued in the merger is capped, the exchange agent will be allowed, subject to limitations set forth in the agreement, to adjust the form of consideration that you receive in order to ensure no greater than 305,695 shares of Atlantic Southern common stock and approximately $6.24 million in cash is paid. Consequently, if either the stock consideration or the cash consideration is oversubscribed, you could receive a different form of consideration from the form you elect. See “The Merger Agreement—Allocation and Proration Procedures.”

Combining our two companies may be more difficult, costly, or time-consuming than we expect.

Atlantic Southern and Sapelo have operated, and, until completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees or disruption of each company’s ongoing business or inconsistencies in standards, procedures and policies that would adversely affect our ability to maintain relationships with clients and employees or to achieve the anticipated benefits of the merger. If we have difficulties with the integration process, we might not achieve the economic benefits we expect to result from the acquisition. As with any merger of banking institutions, there also may be business disruptions that cause Atlantic Southern to lose customers or cause customers to take their deposits out of our banks and move their business to other financial institutions.

Regulatory approvals may not be received, may take longer than expected or impose conditions that are not presently anticipated.

The merger must be approved by the Federal Reserve Board, the FDIC, the OCC and the GDBF. The Federal Reserve Board, the FDIC, the OCC and the GDBF will consider, among other factors, the competitive impact of the merger, our financial and managerial resources and the convenience and needs of the communities to be served. As part of that consideration, we expect that the Federal Reserve Board, the FDIC, the OCC and the GDBF will review the capital position, safety and soundness, and legal and regulatory compliance matters and Community Reinvestment Act matters. There can be no assurance as to whether these approvals will be received, the timing of those approvals, or whether any conditions will be imposed.

The market price of Atlantic Southern common stock after the merger may be affected by factors different from those affecting the Sapelo common stock or the Atlantic Southern common stock currently.

The businesses of Atlantic Southern and Sapelo differ in some respects and, accordingly, the results of operations of Atlantic Southern and the market price of Atlantic Southern’s shares of common stock after the merger may be affected by factors different from those currently affecting the independent results of operations of each of Atlantic Southern or Sapelo. For a discussion of the businesses of Atlantic Southern and Sapelo and of certain factors to consider in connection with those businesses, see “Information About Atlantic Southern” and the documents that Atlantic Southern has filed with the Securities and Exchange Commission (the “SEC”) that are incorporated by reference in this proxy statement-prospectus and “Information About Sapelo.”

The merger agreement limits Sapelo’s ability to pursue alternatives to the merger.

The merger agreement contains provisions that limit Sapelo’s ability to discuss competing third-party proposals to acquire all or a significant part of Sapelo. In addition, Sapelo has agreed to pay Atlantic Southern a fee of $800,000 if the transaction is terminated because Sapelo decides to pursue another acquisition transaction, among other things. These provisions might discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of Sapelo from considering or proposing that acquisition, even if it were prepared to pay consideration with a higher per share price than that proposed in the merger, or might result in a potential competing acquiror proposing to pay a lower per share price to acquire Sapelo than it might otherwise have proposed to pay.

Certain directors and executive officers of Sapelo have interests in the merger other than their interests as shareholders.

Certain directors and executive officers of Sapelo have interests in the merger other than their interests as shareholders. The board of directors of Sapelo was aware of these interests at the time it approved the merger. These interests may cause Sapelo’s directors and executive officers to view the merger proposal differently than you may view it. See “The Merger Agreement—Interests of Certain Persons in the Merger.”

You will experience a substantial reduction in percentage ownership and voting power with respect to your shares as a result of the merger.

Sapelo shareholders will experience a substantial reduction in their respective percentage ownership interests and effective voting power through their stock ownership in Atlantic Southern relative to their percentage ownership interest in Sapelo prior to the merger. If the merger is consummated, current Sapelo shareholders will own approximately 8.5% of Atlantic Southern’s outstanding common stock, on a fully diluted basis, based on outstanding Atlantic Southern common stock as of June 30, 2006. Accordingly, even if such shareholders were to vote as a group, current Sapelo shareholders could be outvoted by other Atlantic Southern shareholders.

In the event that the merger is not completed on a timely basis, it could have a material adverse effect on both companies, including loss of key employees and significant customers.

The completion of the merger is subject to a number of important conditions, including the approval of Sapelo shareholders, regulatory approval and other customary closing conditions. Also, while the merger is pending, competitors may attempt to solicit key employees as well as major customers of Atlantic Southern Bank and Sapelo National Bank.

Risk Relating to Atlantic Southern—the Combined Company

Significant risks accompany the recent rapid expansion of Atlantic Southern.

Atlantic Southern has recently experienced significant growth, and will likely continue to do so by opening new branches or loan production offices and through acquisitions, including the Sapelo merger and the proposed acquisition of FCB. Such expansion could place a strain on Atlantic Southern’s resources, systems, operations and cash flow. Atlantic Southern’s ability to manage this expansion will depend on its ability to monitor operations and control costs, maintain effective quality controls, expand its internal management and technical and accounting systems and otherwise successfully integrate new branches and acquired businesses. If it fails to do so, Atlantic Southern’s business, financial condition and operating results will be negatively impacted. Because Atlantic Southern may continue to grow by opening new branches or loan production offices and acquiring banks or branches of other banks that it believes provide a strategic fit with its business, Atlantic Southern cannot assure you that it will be able to adequately or profitably manage this growth. Expansion, and specifically expanding by acquiring other banks, involves risks commonly associated with acquisitions, including:

•       potential exposure to unknown or contingent liabilities of acquired banks;

•       exposure to potential asset quality issues of acquired banks;

•       difficulty and expense of integrating the operations and personnel of acquired banks;

•       inability of management to maximize its financial and strategic position by the successful maintenance of uniform standards, controls, procedures and policies;

•       potential disruption to Atlantic Southern’s business;

•       possible loss of key employees and customers at the acquired banks;

•       potential short-term decrease in profitability; and

•       potential diversion of Atlantic Southern management’s time and attention.

Atlantic Southern and Atlantic Southern Bank operate in a heavily regulated environment.

The banking industry is heavily regulated. Subsequent to the merger, Atlantic Southern and Atlantic Southern Bank will be subject, in certain respects, to regulation by the Federal Reserve, the FDIC, the GDBF, and the SEC. The success of Atlantic Southern depends not only on competitive factors but also on state and federal regulations affecting banks and bank holding companies. The regulations are primarily intended to protect depositors, not shareholders. The ultimate effect of any proposed changes to the regulation of the financial institution industry cannot be predicted. Regulations now affecting Atlantic Southern and Sapelo may be modified at any time and there is no assurance that such modification will not adversely affect the business of Atlantic Southern and Atlantic Southern Bank.

Atlantic Southern cannot guarantee that it will pay dividends to shareholders in the future.

The principal business operations of Atlantic Southern are conducted through Atlantic Southern Bank. Cash available to pay dividends to shareholders of Atlantic Southern is derived primarily, if not entirely, from dividends paid by Atlantic Southern Bank. After the merger, the ability of Atlantic Southern Bank to pay dividends to Atlantic Southern, as well as Atlantic Southern’s ability to pay dividends to its shareholders, will continue to be subject to and limited by certain legal and regulatory restrictions. Further, any lenders making loans to Atlantic Southern may impose financial covenants that may be more restrictive than regulatory requirements with respect to the payment of dividends by Atlantic Southern. There can be no assurance of whether or when Atlantic Southern may pay dividends after the merger.

Changes in the policies of monetary authorities could adversely affect Atlantic Southern’s profitability.

The results of operations of Atlantic Southern are affected by credit policies of monetary authorities particularly the Federal Reserve. The instruments of monetary policy employed by the Federal Reserve include open market operations in U.S. government securities, changes in the discount rate or the federal funds rate on bank borrowing and changes in reserve requirements against bank deposits. Market rates have been at historically low levels. Since June 30, 2004, however, the Federal Reserve has increased its target federal funds rate 17 times, from 1.00% to 5.25%. In view of changing conditions in the national economy and in the money markets, particularly in light of the continuing threat of terrorist attacks and current military operations in the Middle East, no prediction can be made as to possible future changes in interest rates, deposit levels, loan demand or the business and earnings of Atlantic Southern. Furthermore, the actions of the United States government and other governments in response to such terrorist attacks or military operations in the Middle East may result in currency fluctuations, exchange controls, market disruption and other adverse effects.

Changes in the allowances for loan losses could affect the profitability of Atlantic Southern and Atlantic Southern Bank.

Management of Atlantic Southern Bank maintains an allowance for loan losses based upon, among other things, (1) historical experience, (2) an evaluation of local and national economic conditions, (3) regular reviews of delinquencies and loan portfolio quality, (4) current trends regarding the volume and severity of past due and problem loans, (5) the existence and effect of concentrations of credit and (6) results of regulatory examinations. Based upon such factors, management makes various assumptions and judgments about the ultimate collectibility of the respective loan portfolios. Although Atlantic Southern believes that the allowance for loan losses at each of their branches is adequate, there can be no assurance that such allowances will prove sufficient to cover future losses. Future adjustment may be necessary if economic conditions differ or adverse developments arise with respect to non-performing or performing loans of the combined bank. Material additions to the allowance for loan losses would result in a material decrease in net income, and possibly capital, and could result in Atlantic Southern’s inability to pay dividends, among other adverse consequences.

Changes in interest rates could have an adverse effect on Atlantic Southern’s income.

Atlantic Southern’s profitability depends to a significant extent upon its net interest income. Net interest income is the difference between interest income on interest-earning assets, such as loans and investments, and interest expense on interest-bearing liabilities, such as deposits and borrowings. Atlantic Southern’s net interest income will be adversely affected if market interest rates change such that the interest Atlantic Southern pays on deposits and borrowings increases faster than the interest earned on loans and investments. Changes in interest rates could also adversely affect the income of certain of Atlantic Southern’s non-interest income business. For example, if mortgage interest rates increase, the demand for residential mortgage loans will likely decrease, and this would have an adverse effect on Atlantic Southern’s mortgage origination fee income.

Competition in the banking industry is intense.

Competition in the banking and financial services industry is intense. In its primary market areas, Atlantic Southern competes with other commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerages and investment banking firms operating locally and elsewhere. Many of these competitors have substantially greater resources and lending limits than Atlantic Southern and may offer certain services that it does not or cannot provide. The profitability of Atlantic Southern depends upon its continued ability to compete effectively in its market areas.

Atlantic Southern’s success depends upon local economic conditions.

Atlantic Southern’s success depends to a certain extent on the general economic conditions of the geographic markets served by Atlantic Southern Bank. The local economic conditions in these areas have a significant impact on commercial, real estate and construction loans, the ability of borrowers to repay these loans and the value of the collateral securing these loans. Adverse changes in the economic conditions of the Southeastern United States in general or any one or more of the local markets served by Atlantic Southern could negatively impact its financial results and have a negative effect on profitability.

Atlantic Southern may not be able to maintain its historical growth rate, which may adversely affect its results of operations and financial condition.

Atlantic Southern has grown substantially in the past few years from approximately $79.6 million in total consolidated assets at December 31, 2002 to approximately $492.5 million in total consolidated assets at June 30, 2006. This growth has been achieved primarily through internal growth. For example, Atlantic Southern’s consolidated equity has grown from $6.9 million at December 31, 2002, to approximately $48.2 million at June 30, 2006, primarily through its earnings and three stock offerings, which raised approximately $6.0 million, $6.8 million and $20.8 million, respectively. Atlantic Southern’s future profitability will depend in part on its continued ability to grow. Atlantic Southern may not be able to sustain its historical rate of growth or may not be able to grow its business at all in the future. Atlantic Southern may also not be able to obtain the capital or financing necessary to fund additional growth and may not be able to find suitable candidates for additional acquisitions in the future. Various factors, such as economic conditions, regulatory and legislative considerations and competition, may impede or prohibit Atlantic Southern’s ability to acquire additional banks and bank holding companies and open new branch offices.

Atlantic Southern’s continued pace of growth may require it to raise additional capital in the future, but that capital may not be on favorable terms or available when it is needed.

Atlantic Southern is required by federal and state regulatory authorities to maintain adequate levels of capital to supports its operations. In June 2006, Atlantic Southern completed a public offering of 700,000 shares of its common stock for total net proceeds of approximately $20.8 million. As a result, Atlantic Southern anticipates that its capital resources are satisfied for the immediate future. Atlantic Southern may, however, need to raise additional capital to support its continued growth.

Atlantic Southern’s ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside its control, and on its financial performance. Accordingly, Atlantic Southern cannot assure you of its ability to raise additional capital, if needed, on terms acceptable to it or at all. If Atlantic Southern cannot raise additional capital when needed, its ability to further expand its operations through internal growth or acquisitions could be materially impaired.

Atlantic Southern continually encounters technological change, and it may have fewer resources than its competition to continue to invest in technological improvements.

The banking and financial services industry is undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Atlantic Southern’s future success will depend, in part, upon its ability to address the needs of its customers by using technology to provide products and services that enhance customer convenience, as well as create additional efficiencies in operations. Many of Atlantic Southern’s competitors have greater resources to invest in technological improvements, and Atlantic Southern may not be able to effectively implement new technology-driving products and services, which could reduce its ability to effectively compete.

Substantial sales of Atlantic Southern common stock could cause its stock price to fall.

The trading volume in Atlantic Southern’s common stock on the OTC Bulletin Board has been relatively low. Because of this, it may be more difficult for you to sell a substantial number of shares for the same price at which you could sell a smaller number of shares. We cannot say with any certainty that a more active and liquid trading market for Atlantic Southern common stock will develop in the future. If stockholders sell substantial amounts of Atlantic Southern common stock in the public market following the merger, the market price of Atlantic Southern common stock could fall. Such sales also might make it more difficult for Atlantic Southern to sell equity or equity-related securities in the future at a time and price that it deems appropriate.

Risk Relating to the Proposed Acquisition of FCB

Combining Atlantic Southern, Sapelo and FCB may be more difficult, costly or time-consuming than we expect.

Atlantic Southern, Sapelo and FCB have operated, and, until completion of their respective mergers, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees or disruption of each company’s ongoing business or inconsistencies in standards, procedures and policies that would adversely affect our ability to maintain relationships with clients and employees or to achieve the anticipated benefits of the respective mergers. If we have difficulties with the integration process, we might not achieve the economic benefits we expect to result from the acquisition. As with any merger of banking institutions, there also may be business disruptions that may cause Atlantic Southern or the respective targets to lose customers or deposits.

Regulatory approvals may not be received, may take longer than expected or impose conditions that are not presently anticipated.

The FCB merger must be approved by the Federal Reserve, the FDIC and the GDBF, who will consider, among other factors, the competitive impact of the merger, its financial and managerial resources and the convenience and needs of the communities to be served. As part of that consideration, it is expected that the Federal Reserve, FDIC and the GDBF will review capital position, safety and soundness, and legal and regulatory compliance matters and Community Reinvestment Act matters. There can be no assurance as to whether these and other regulatory approvals will be received, the timing of those approvals, or whether any conditions will be imposed.

You will experience a further reduction in percentage ownership and voting power with respect to your shares as a result of the FCB merger.

Shareholders will experience a further reduction in their respective percentage ownership interests and effective voting power through their stock ownership in Atlantic Southern after the proposed acquisition of FCB, relative to their percentage ownership interest in Atlantic Southern prior to the FCB merger. If the FCB merger is consummated, current Sapelo shareholders will own approximately 7.4% of Atlantic Southern’s common stock, on a fully diluted basis, based on Atlantic Southern outstanding common stock as of June 30, 2006 and the shares offered in both the Sapelo and FCB mergers.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS

This proxy statement-prospectus includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements discuss future expectations, describe future plans and strategies, contain projections of results of operations or of financial condition or state other forward-looking information. Forward-looking statements are generally identifiable by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “endeavor,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “objective,” “potential,” “predict,” “project,” “seek,” “should,” “will” and other similar words and expressions of future intent.

The ability of Atlantic Southern and Sapelo to predict results or the actual effect of future plans or strategies is inherently uncertain. Although Atlantic Southern and Sapelo believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, actual results and performance could differ materially from those set forth in the forward-looking statements. Factors that could cause actual results and performance to differ from those expressed in the forward-looking statements include, but are not limited to:

•       The costs of integrating Atlantic Southern’s and Sapelo’s operations, which may be greater than Atlantic Southern expects.

•       The costs of integrating the operations of Atlantic Southern and FCB, which may be greater than Atlantic Southern expects.

•       Potential customer loss and deposit attrition as a result of the merger, and the failure to achieve expected gains, revenue growth and/or expense savings from such transactions.

•       Potential customer loss and deposit attrition as a result of the merger and the failure to achieve expected gains, revenue growth and/or expense savings from Atlantic Southern’s proposed acquisition of FCB.

•       Atlantic Southern’s ability to effectively manage interest rate risk and other market risk, credit risk and operational risk.

•       Atlantic Southern’s ability to manage fluctuations in the value of assets and liabilities and off-balance sheet exposure so as to maintain sufficient capital and liquidity to support Atlantic Southern’s business.

•       Atlantic Southern’s ability to keep pace with technological changes.

•       Atlantic Southern’s ability to develop competitive new products and services in a timely manner and the acceptance of such products and services by its customers and potential customers.

•       Atlantic Southern’s ability to expand into new markets.

•       The cost and other effects of material contingencies, including litigation contingencies.

•       Further easing of restrictions on participants in the financial services industry, such as banks, securities brokers and dealers, investment companies and finance companies, may increase competitive pressures and affect their ability to preserve our customer relationships and margins.

•       Possible changes in general economic and business conditions in the United States in general and in the larger region and communities we serve in particular may lead to a deterioration in credit quality, thereby requiring increases in our provision for credit losses, or a reduced demand for credit, thereby reducing earning assets.

•       The threat or occurrence of war or acts of terrorism and the existence or exacerbation of general geopolitical instability and uncertainty.

•       Possible changes in trade, monetary and fiscal policies, laws, and regulations, and other activities of governments, agencies, and similar organizations, including changes in accounting standards.

The cautionary statements in the “Risk Factors” section and elsewhere in this proxy statement-prospectus also identify important factors and possible events that involve risk and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Atlantic Southern and Sapelo do not intend, and undertake no obligation, to update or revise any forward-looking statements, whether as a result of differences in actual results, changes in assumptions or changes in other factors affecting such statements.

THE SAPELO SPECIAL SHAREHOLDERS’ MEETING

Purpose

You have received this proxy statement-prospectus because the board of directors of Sapelo is soliciting your proxy for the special meeting of shareholders to be held on Tuesday, December 12, 2006 at the main office of Sapelo National Bank located at 1200 Northway Street, Darien, Georgia 31305 at 5:30 p.m. Each copy of this proxy statement-prospectus mailed to holders of Sapelo common stock is accompanied by a proxy card for use at the meeting and at any adjournments of the meeting.

At the meeting, shareholders will consider and vote upon:

•       the merger agreement; and

•       any other matters that are properly brought before the meeting, or any adjournments of the meetings.

If you have not already done so, please complete, date and sign the accompanying proxy card and return it promptly in the enclosed, postage paid envelope. If you do not return your properly executed card, or if you do not attend and cast your vote at the special meeting, the effect will be a vote against the merger agreement.

Record Date; Quorum and Vote Required

The record date for the special meeting is October 31, 2006. Sapelo’s shareholders of record as of the close of business on that day will receive notice of and will be entitled to vote at the special meeting. As of the record date, there were 233,163 shares of Sapelo common stock outstanding and entitled to vote at the meeting. The outstanding shares are held by approximately 313 holders of record.

The presence, in person or by proxy, of a majority of the shares of Sapelo common stock entitled to vote on the merger agreement is necessary to constitute a quorum at the meeting. Each share of Sapelo common stock outstanding on the record date, entitles its holder to one vote on the merger agreement and any other proposal that may properly come before the meeting.

To determine the presence of a quorum at the meeting, Sapelo will also count as present at the meeting the shares of Sapelo common stock present in person but not voting, and the shares of common stock for which Sapelo has received proxies but with respect to which the holders of such shares have abstained.

Approval of the merger agreement requires the affirmative vote of the holders of a majority of the issued and outstanding shares of Sapelo common stock as of the record date for the special meeting.

As of the record date for the meeting, Sapelo’s directors and executive officers beneficially owned a total of 94,346 shares, or approximately 41.2% of the outstanding shares of Sapelo common stock. These individuals have agreed with Atlantic Southern that they will vote their shares in favor of the merger agreement.

Solicitation and Revocation of Proxies

If you have delivered a proxy for the meeting, you may revoke it at any time before it is voted by:

•       attending the meeting and voting in person;

•       giving written notice revoking your proxy to Sapelo’s secretary prior to the date of the meeting; or

•       submitting a signed proxy card that is dated later than your initial proxy to Sapelo’s secretary.

The proxy holders will vote as directed on all proxy cards that are received at or prior to the meeting and that are not subsequently revoked. If you complete, date and sign your proxy card but do not provide instructions as to your vote, the proxy holders will vote your shares FOR approval of the merger agreement. If any other matters are properly presented at the meeting for consideration, the persons named in the proxy card will have discretionary authority to vote your shares on those matters. Sapelo’s board of directors is not aware of any matter to be presented at the meeting other than the proposal to approve the merger agreement.

If you hold shares of Sapelo in a broker’s name (sometimes called “street name” or “nominee name”), then you must provide voting instructions to your broker. If your broker does not have discretionary authority to vote or instructions on how to vote your shares, then your shares will not be voted on any matters, including the vote on the merger. A vote that is not cast for this reason is called a “broker nonvote.” Broker nonvotes will be treated as shares not present for determining whether a quorum is present at the meeting. However, a broker nonvote will be treated as a vote against the merger agreement. Broker nonvotes will not be counted for other matters properly brought at the special meeting.

Sapelo will bear the cost of soliciting proxies from its shareholders. Sapelo will solicit shareholder votes by mail, and perhaps by telephone or other means of telecommunication. Directors, officers and employees of Sapelo may also solicit shareholder votes in person. If these individuals solicit your vote in person, they will receive no additional compensation for doing so. Sapelo will reimburse brokerage firms and other persons representing beneficial owners of shares for their reasonable expenses in forwarding solicitation material to those beneficial owners.

You should not send any stock certificates with your proxy card. If the merger agreement is approved, you will receive instructions for exchanging your stock certificates after the merger has been completed.

Dissenters’ Rights

Sapelo’s shareholders have dissenters’ rights with respect to the merger under Georgia law. Shareholders who wish to assert their dissenters’ rights and comply with the procedural requirements of Article 13 of the Georgia Business Corporation Code (“GBCC”) will be entitled to receive payment of the fair value of their shares in cash in accordance with Georgia law. For more information regarding the exercise of these rights, see “Dissenters’ Rights.”

Recommendation of the Board of Directors of Sapelo

Sapelo’s board of directors has approved the merger agreement and the transactions contemplated thereby, believes that the merger is in the best interests of Sapelo and its shareholders and recommends that you vote “FOR” approval of the merger agreement.

In the course of reaching its decision to approve the merger agreement and the transactions contemplated in the merger agreement, Sapelo’s board of directors, among other things, consulted with its legal advisor, Troutman Sanders LLP, regarding the legal terms of the merger agreement, and with its financial advisor, Stevens and Company, regarding the fairness of the merger consideration from a financial point of view. For a discussion of the factors considered by the board of directors in reaching its conclusion, see “Background of and Reasons for the Merger—Background of the Merger” and “—Reasons for the Merger.”

Shareholders should note that Sapelo’s directors have certain interests in, and may derive benefits as a result of, the merger that are in addition to their interests as shareholders of Sapelo. See “The Merger Agreement—Interest of Certain Persons in the Merger.”

BACKGROUND OF AND REASONS FOR THE MERGER

Background of the Merger

In the first quarter of 2005, the board of Sapelo elected to reduce the number of its shareholders to less than 100 during 2006 and become eligible to be taxed as a subchapter S corporation for the 2007 tax year. The board concluded that this reduction in the number of shareholders could be accomplished by two methods. The first, was by offering to purchase shares of Sapelo common stock from shareholders. The second, if the first method was unsuccessful, was by undertaking a reverse stock split.

At the same time, leading up to the 2006 annual shareholders’ meeting, the Sapelo board believed it was in the best interest of its shareholders to entertain any serious offers to purchase the company. With board approval, Bill Parker, Sapelo’s President and Chief Executive Officer, began informal discussions with any serious third party prospects, who previously indicated interest.

Mark Stevens, President and Chief Executive Officer of Atlantic Southern, and Mr. Parker met in late 2005; in January 2006, Mr. Stevens traveled to Darien and Brunswick, Georgia to get acquainted with and see the Sapelo operations. At this meeting, Mr. Stevens indicated an interest in expanding into the Sapelo market, at which time both CEO’s agreed to share a portion of their recent financials with the other, to determine if either party had an interest in further merger discussions.

Further discussions ensued, where it was noted that the two banks shared several common traits, including a similar bank culture. This led to a March 9 meeting in Macon, whereby Messrs. Parker and Tommy Stewart, a Sapelo board member, met with Mark Stevens and Bill Fickling, Chairman of Atlantic Southern’s board. On March 24, Atlantic Southern sent a written offer to purchase Sapelo for a combination of cash and Atlantic Southern common stock.

On March 27, Mr. Parker suffered a stroke, was hospitalized and remained hospitalized through May 17. At an emergency board meeting on March 31, the Sapelo board made preparations to not only hire an interim President and Chief Executive Officer, but also noted that selling Sapelo was of greater importance due to Mr. Parker’s health issues. At this meeting, James Chambless, a director of Sapelo and Chief Credit Officer of Sapelo Bank, located the offer from Atlantic Southern and presented it to the Sapelo board. After some discussion, the board informed Atlantic Southern that it would be open to discuss a better offer, however Atlantic Southern believed their offer was fair and refused to increase it.

Between March 31 and May 31, the Sapelo board was contacted by, and discussions were held with, at least 11 different representatives of financial institutions who expressed an interest in acquiring Sapelo. The merger consideration discussed with these parties was less than the March 24, Atlantic Southern offer.

On May 18, Mr. Chambless informed the Sapelo board that he was taking an immediate medical leave of at least eight weeks to deal with a serious health problem; as a result, Sapelo National Bank would be left without its top two executives. On May 25, Sapelo received a new offer from Atlantic Southern, and with negotiation, this new offer was further increased by one dollar per share. The parties signed the Letter of Intent reflecting this increase on May 31.

After reviewing proposals from law firms and financial advisers, Sapelo engaged Troutman Sanders LLP as its legal representative and Stevens and Company as its financial adviser at its June 19 meeting.

Between mid-June and July 25, representatives of Atlantic Southern, Sapelo, Troutman Sanders, Powell Goldstein LLP (Atlantic Southern’s legal counsel), as well as representatives of Stevens and Company and Burke Capital, L.L.C. (Atlantic Southern’s financial advisor), negotiated the terms of the definitive merger agreement between the parties. Simultaneously, Atlantic Southern and Sapelo conducted due diligence on their respective operations, and senior management of both companies discussed the post-closing operations of the combined companies.

On July 26, the Sapelo board met with Atlantic Southern to discuss the merger. Prior to this meeting, representatives from Stevens and Company reviewed the terms and financial impact of the merger with the Sapelo directors and presented its opinion that the merger consideration in this contemplated transaction, from a financial point of view, was fair to Sapelo’s shareholders, as of that date and subject to certain assumptions and limitations. See “Opinion of Stevens and Company”. Also during this meeting, a representative from Troutman Sanders led the Sapelo board through a discussion of the terms of the transaction. Following a discussion of the terms of the transaction, the fairness of the merger consideration to Sapelo’s shareholders and the other factors discussed below under the heading “—Sapelo’s Reasons for the Merger,” the Sapelo board concluded, by unanimous vote of the directors present, that the merger was fair to the Sapelo shareholders and in the best interest of Sapelo. The board approved the merger agreement and recommended its approval by the Sapelo shareholders.

On July 13, the Atlantic Southern board of directors met with Powell Goldstein and Burke Capital to review the terms of the agreement and the financial impact of the transaction. Following this discussion, the Atlantic Southern board concluded that the transaction was in the best interest of its shareholders and by unanimous vote approved the merger.

On July 26, 2006, Atlantic Southern and Sapelo executed the merger agreement and Atlantic Southern issued a press release, and soon thereafter Atlantic Southern filed a Form 8-K, announcing the proposed merger of the two companies. Subsequently, on September 27, 2006, Atlantic Southern and Sapelo executed an Amended and Restated Agreement and Plan of Reorganization, the sole purpose of which was to correct a scrivener’s error included in the original merger agreement.

Reasons for the Merger

General

The financial and other terms of the merger agreement resulted from arm’s-length negotiations between Atlantic Southern’s and Sapelo’s representatives. Atlantic Southern’s and Sapelo’s boards of directors also considered many factors in determining the consideration Sapelo’s shareholders would receive in the merger. Those factors included:

•       the comparative financial condition, results of operations, current business and future prospects of Atlantic Southern and Sapelo; and

•       the market price, liquidity and historical earnings per share of Atlantic Southern common stock and Sapelo common stock.

The following discussion of the information and factors considered by the Atlantic Southern board of directors and the Sapelo board of directors is not intended to be exhaustive but includes all of the material factors the respective boards considered. In reaching their determinations to approve the merger, and, with respect to the Sapelo board of directors, to recommend the merger, neither the Atlantic Southern board of directors nor the Sapelo board of directors assigned any relative or specific weight to the following factors, and individual directors may have given different weight to different factors.

Atlantic Southern

In deciding to pursue an acquisition of Sapelo, Atlantic Southern’s management and board of directors noted, among other things, the following:

•       the information presented by Sapelo’s management concerning Sapelo’s business, operations, earnings, asset quality and financial condition, including the composition of its earning assets portfolio;

•       the ability of the operations of Sapelo after the merger to contribute to Atlantic Southern’s earnings;

•       the financial terms of the merger, including the relationship of the value of the consideration issuable in the merger to the market value, tangible book value, and earnings per share of Atlantic Southern’s common stock;

•       the compatibility of Sapelo’s employees, strategic objectives and geographic footprint with those of Atlantic Southern;

•       the opportunity to leverage Atlantic Southern’s infrastructure;

•       the advice of Burke Capital Group, L.L.C., Atlantic Southern’s independent financial advisor, as to the financial terms of the merger; and

•       the likelihood of the merger being approved by applicable regulatory authorities without undue conditions or delay.

Sapelo

In deciding to be acquired, Sapelo’s management and board of directors noted, among other things, the following:

•       the value of the consideration to be received by Sapelo’s shareholders relative to the book value and earnings per share of Sapelo common stock;

•       information concerning Atlantic Southern’s financial condition, results of operations and business prospects;

•       the financial terms of recent business combinations in the financial services industry and a comparison of the multiples of selected combinations with the terms of the proposed merger with Atlantic Southern;

•       the fact that the merger will enable Sapelo’s shareholders to exchange their relatively illiquid shares of Sapelo’s common stock for shares that are more widely held and actively traded, and that the acquisition of Atlantic Southern common stock will be tax-free to Sapelo’s shareholders (except to the extent of any cash received);

•       the opinion of Stevens and Company that the consideration to be received by Sapelo’s shareholders in the merger is fair from a financial point of view; and

•       the alternatives to the merger, including remaining an independent institution in the competitive and regulatory environment for financial institutions generally.

Sapelo’s board of directors recommends that Sapelo’s shareholders vote FOR the proposal to approve the merger agreement.

OPINION OF STEVENS AND COMPANY

Sapelo retained Stevens & Company, an investment banking firm located in LaGrange, Georgia, to act as its financial advisor in connection with its possible business combination with Atlantic Southern. The Sapelo board of directors engaged Stevens & Company based on, in part, Stevens & Company’s involvement in 55 bank sales across the Southeast, with a particular concentration of transactions in Georgia.

In addition to the offer by Atlantic Southern, Stevens & Company reviewed the overall process Sapelo had undertaken in connection with a possible sale of the company, which included reviewing the other offers that had been made to acquire Sapelo. In connection with its engagement, Stevens & Company was aware throughout the process of the fact that key members of the Sapelo management team had experienced recent health issues that could affect their ability to continue in their current roles. Stevens & Company also participated with directors of Sapelo in a preliminary due diligence review of Atlantic Southern, including a review of Atlantic Southern’s loan portfolio, operations and strategic plans.

In connection with its engagement, Stevens & Company evaluated the fairness of the merger consideration to be paid to Sapelo’s shareholders from a financial point of view. Stevens & Company presented its oral opinion to the Sapelo board, and delivered to the Sapelo board its written opinions on July 25, 2006,which based upon and subject to various matters set forth in its opinion, stated that the merger consideration was fair to Sapelo shareholders from a financial point of view. Following delivery of the written fairness opinion, on July 26, 2006 the Sapelo board voted to approve the merger and authorized the execution of the merger agreement.

The full text of Stevens & Company’s written opinion is attached as Appendix B to this proxy statement-prospectus. The opinion outlines matters considered and qualifications and limitations on the review undertaken by Stevens & Company in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. We urge you to read the entire opinion carefully in connection with your consideration of the merger.

Stevens & Company’s opinion speaks only as of the date of the opinion. The opinion was directed to the board of directors of Sapelo and is directed only to the fairness of the merger consideration to the Sapelo shareholders from a financial point of view. It does not address the underlying business decision of Sapelo to engage in the merger or any other aspect of the merger and is not a recommendation to any Sapelo shareholder as to how such shareholder should vote at the shareholder meeting with respect to the merger, or any other matter.

In arriving at the opinion, Stevens & Company has, among other things, completed the following:

•       Reviewed certain business and financial information relating to Sapelo and Atlantic Southern that it deemed relevant.

•       Reviewed financial models relating to future value if Sapelo remained independent.

•       Conducted in depth interviews with Sapelo board members on a management succession plan, including their ability to recruit new personnel to manage Sapelo.

•       Reviewed both current and historical prices and valuation multiples and compared them with the merger proposal made by Atlantic Southern.

•       Reviewed information publicly available with respect to Atlantic Southern, including information regarding Atlantic Southern’s most recent public stock offering and its ability to create costs savings and revenue enhancements.

•       Reviewed the merger agreement.

•       Reviewed other information that Stevens & Company deemed important relative to the overall economic and operating environment surrounding the merger.

Stevens & Company also held discussions with the Sapelo board of directors with respect to a number of issues, including their ability to recruit a new management team given the health issues of its current management. In their analysis, Stevens & Company relied upon, without independent verification, the accuracy of all information provided by management, the Sapelo board, and other audited and unaudited disclosures.

This summary reflects the material analysis performed by Stevens & Company, but does not purport to be a complete description of the analysis performed by Stevens & Company. The evaluation of the fairness, from a financial point of view, of the consideration to be received in the merger by Sapelo shareholders included some subjective analysis by Stevens & Company, which was based on the experience and judgment of Stevens & Company. As a result, its opinion regarding the fairness of the merger consideration to Sapelo shareholders was not merely the result of mathematical analysis of financial data. The preparation of a fairness opinion necessarily involves a determination as to the most appropriate factors to be considered. Therefore, such an opinion is not readily susceptible to summary description.

Stevens & Company believes that its analysis must be considered as a whole, and that selecting only portions of the analysis and factors considered by Stevens & Company could create an incomplete view of the process underlying its opinion. In addition, Stevens & Company may give certain factors more or less weight than others and may have deemed various assumptions more or less probable than other assumptions.

The Stevens & Company opinion is based on economic, market, and other conditions as of the date of the opinion. Stevens & Company employed several models that are widely used in the financial services industry, including present value discount models, to confirm the value of Sapelo if it remained an independent company, and a comparison of other bank sales in terms of book and earnings multiples.

Present Value Discount Model

The present value discount model is typically used to identify a break point in determining the value of an institution remaining independent as compared to potential offers made by a typical acquirer in an acquisition. Typically, this model would project income streams over a given time frame, assuming growth and other factors including capital requirements and potential dividend streams. At the terminal point, values are calculated based on historical earnings multiples, including dividend streams then discounted back to present value dollars.

Given the analysis described above, in connection with any proposed transaction with Sapelo, Stevens & Company concluded that all offers made to Sapelo in excess of $15 million should be considered by the Sapelo board of directors.

Comparison of Other Bank Sales

In reviewing comparative transactions of other banks, Stevens & Company noted that there have been a total of 41 bank mergers and sales in Georgia during the past five years where the institution acquired had less than $1 billion in total assets (the “Peer Group”). The report was provided by an independent third party (SNL Securities of Charlottesville, Virginia) to insure that all bank sales during this time frame were included in the analysis. The most common comparisons in these other bank sales are price to book and price to earnings multiples.

The average and median prices to book and price to earnings multiples on the Peer Group were as follows:

Peer Group average price to book multiple	2.12x
Peer Group median price to book multiple	1.95x
Sapelo’s price to book multiple	2.42x	(1)
Peer Group average price to earnings multiple	25.38x
Peer Group median price to earnings multiple	23.08x
Sapelo’s price to earnings multiple	25.10x	(1)

       (1) Based on December 31, 2005 year-end earnings.

Conclusions

Based upon the forgoing analyses and other investigations and assumptions set forth in its opinion, without giving specific weight to any one factor or comparison, Stevens & Company determined that the transaction consideration was fair from a financial point of view to the Sapelo shareholders.

Stevens & Company did not conduct an auction process but was made aware and reviewed other business combination proposals made for Sapelo. Sapelo agreed to pay Stevens & Company an aggregate fee of $25,000 for its financial advisory services including its opinion in connection with the proposed merger. Sapelo also agreed to indemnify Stevens & Company from and against certain liabilities under federal securities laws, in connection with these advisory services.

THE MERGER AGREEMENT

This section of the proxy statement-prospectus describes certain terms of the merger agreement. It is not intended to include every term of the merger, but rather addresses only the significant aspects of the merger. This discussion is qualified in its entirety by reference to the merger agreement and the opinion of Stevens and Company, Sapelo’s financial advisor, which are attached as Appendices A and B to this proxy statement-prospectus and are incorporated herein by reference. We urge you to read these documents as well as the discussion in this document carefully.

General

If the shareholders of Sapelo approve the merger agreement and the other conditions to the consummation of the merger are satisfied, Atlantic Southern will acquire Sapelo. Atlantic Southern will exchange cash, shares of Atlantic Southern common stock, or a combination of both, plus cash instead of any fractional share, for each outstanding share of Sapelo common stock as to which dissenters’ rights have not been exercised and perfected (other than treasury shares and shares held by Sapelo, which will be canceled in the merger). Each share of Atlantic Southern common stock issued and outstanding immediately prior to the effective date of the merger will remain issued and outstanding and unchanged as a result of the merger. Promptly after the consummation of the merger, Sapelo National Bank will merge with and into Atlantic Southern Bank.

What Sapelo’s Shareholders Will Receive in the Merger

If the merger is completed, Sapelo shareholders will receive for each of their shares: 2.10 shares of Atlantic Southern common stock, $63.00 in cash, or a combination of both. Each Sapelo shareholder is entitled to receive approximately 60% of their merger consideration in the form of Atlantic Southern common stock and approximately 40% of their merger consideration in the form of cash. Depending on the elections of other Sapelo shareholders, you may be permitted to receive a different allocation of stock and cash.

It is possible, however, that you may not receive the type(s) of consideration that you elect. The type of consideration elected is subject to adjustment by the exchange agent, within the parameters set forth in the merger agreement, to the extent necessary to ensure the issuance of no more than 305,695 shares of Atlantic Southern common stock and $6.24 million in cash.

Because the exchange ratio is fixed, unless you receive only cash for your shares of Sapelo common stock, the total merger consideration value will fluctuate depending on the current market price of the Atlantic Southern common stock. The table below shows the total merger consideration value, assuming each Sapelo shareholder elects to receive approximately 40% of the merger consideration in cash and the remainder in stock, as of the day prior to the execution of the merger agreement and as of November 3, 2006, the last practicable day prior to the date of this proxy statement-prospectus. It assumes that there are 226,825 shares of Sapelo common stock outstanding at the effective time of the merger.

Date	Total Merger Consideration Value	Cash per Sapelo Share	Shares of Atlantic Southern Stock per Sapelo Share	Value of Shares of Atlantic Southern Stock per Sapelo Share	Total Value of consideration per Sapelo Share
July 25, 2006 (one day prior to date of the merger agreement)	$14,575,774.50	$25.51	1.25	$31.00	$64.26
November 3, 2006 (last practicable day prior to date of this proxy statement-prospectus)	$14,859,305.75	$25.51	1.25	$32.00	$65.51

The following table shows examples of the value of shares of Atlantic Southern common stock and the total value of the consideration into which a share of Sapelo common stock would be converted in the merger, assuming that the market price for Atlantic Southern common stock is as specified below. The table also assumes no dissenters’ rights are exercised and ignores cash issued in lieu of fractional shares.

	Merger Consideration Exchanged for One Share of Sapelo Common Stock
Assumed Closing Price of Atlantic Southern Common Stock(1)	Cash	Number of Shares of Atlantic Southern Common Stock	Value of Shares of Atlantic Southern Common Stock	Total Value of Consideration Received
$34.00	$25.51	1.25	$42.50	$68.01
33.00	25.51	1.25	41.25	66.76
32.00	25.51	1.25	40.00	65.51
31.00	25.51	1.25	38.75	64.26
30.00	25.51	1.25	37.50	63.01
29.00	25.51	1.25	36.25	61.76
28.00	25.51	1.25	35.00	60.51
27.00	25.51	1.25	33.75	59.26

       (1) The closing price of Atlantic Southern common stock on November 3, 2006 was $32.00.

As indicated above, because the number of shares of Atlantic Southern common stock each Sapelo share is entitled to receive is fixed, Sapelo shareholders should review the most recent closing price of Atlantic Southern common stock prior to making their election in order to maximize the total value of the consideration to be received. The Sapelo board of directors makes no recommendation as to whether you should choose cash, Atlantic Southern common stock, or both for your shares of Sapelo common stock. You should consult your financial advisor prior to making your election.

Each share of Sapelo common stock held in the treasury of Sapelo immediately prior to the effective time of the merger will be canceled and extinguished. No payment will be made with respect to such shares.

Allocation and Proration Procedures

Each Sapelo shareholder may elect to receive his or her merger consideration in cash, shares of Atlantic Southern common stock, a combination of both, or indicate no preference as between cash or stock for each share of Sapelo common stock that he or she owns. To the extent that the total elections for shares of Atlantic Southern common stock would result in the issuance of a number of shares that does not equal 305,695 shares, then the exchange agent will allocate between cash and Atlantic Southern common stock following the procedures described below. Each Sapelo shareholder is entitled to receive his or her pro rata portion of the merger consideration, which consists of approximately 40% of his or her consideration in the form of cash and approximately 60% of his or her consideration in the form of Atlantic Southern common stock. Any election that you make to receive your consideration in proportions not equal to 40% cash and 60% stock is subject to adjustment by the exchange agent using the allocation and proration procedures described below. Therefore, unless you elect to receive 40% cash and 60% Atlantic Southern common stock, which is the exchange ratio set forth in the merger agreement, it is possible that you will not receive the exact form of merger consideration you elect to receive.

For purposes of the discussion below, “cash elections” means shares of Sapelo common stock, or any portion thereof, for which an election to receive cash is made, and “stock elections” means shares of Sapelo common stock, or any portion thereof, for which an election to receive Atlantic Southern common stock is made.

Oversubscription in the Cash Pool.   If the aggregate amount of cash to be paid for the cash elections exceeds $6.24 million, then:

•       all 100% stock elections and all non-election shares will be converted into the right to receive solely stock consideration, and

•       all cash elections will be converted into the right to receive stock consideration and/or cash consideration determined by the exchange agent, which by a pro rata selection process, will allocate cash and shares of Atlantic Southern common stock among the cash elections that have requested more than 40% cash consideration such that the aggregate cash paid to Sapelo shareholders in the merger (not including cash paid for fractional shares) equals as closely as practicable to $6.24 million.

Oversubscription of Stock Pool.   If the aggregate number of shares of Atlantic Southern common stock to be issued in respect of stock elections exceeds 305,695 shares of Atlantic Southern common stock, then:

•       all 100% cash elections and all non-election shares will be converted into the right to receive cash consideration, and

•       all stock elections will be converted into the right to receive stock consideration and/or cash consideration determined by the exchange agent, which will by a pro rata selection process allocate cash and shares of Atlantic Southern common stock among the stock elections that have requested more than 60% stock consideration such that the aggregate number of shares of Atlantic Southern common stock to be issued in the merger equals as closely as practicable to 305,695 shares.

No Fractional Shares

No fractional shares of Atlantic Southern common stock will be issued in connection with the merger. Instead, Atlantic Southern will make a cash payment without interest to each shareholder of Sapelo who would otherwise receive a fractional share. The amount of such cash payment will be determined by multiplying the fraction of a share of Atlantic Southern common stock otherwise issuable to such shareholder by $30.00.

Dissenters’ Rights

Holders of shares of Sapelo common stock who properly elect to exercise the dissenters’ rights provided for in Article 13 of the GBCC will not have their shares converted into the right to receive merger consideration. If a holder’s dissenters’ rights are lost or withdrawn, such holder will receive his or her pro rata portion of the merger consideration. For more information, see “Dissenters’ Rights.”

Effect of the Merger on Sapelo Options

Under the merger agreement, all outstanding rights to acquire shares of Sapelo common stock must be exercised prior to the consummation of the merger. Any unexercised options will be canceled at the effective time of the merger. Before the consummation of the merger, all outstanding options to purchase Sapelo common stock will vest, and it is anticipated that all will be exercised in accordance with their terms.

Closing and Effective Time of the Merger

The merger will be completed only if all of the following occur:

•       the merger agreement is approved by Sapelo’s shareholders;

•       we obtain all required consents and approvals from the Federal Reserve, the OCC, the FDIC and the GDBF; and

•       all other conditions to the merger discussed in this proxy statement-prospectus and the merger agreement are either satisfied or waived.

If all of these conditions are met, the closing of the merger will occur as soon as practicable thereafter on a date mutually agreeable to Atlantic Southern and Sapelo.

Representations and Warranties in the Merger Agreement

Sapelo and Atlantic Southern have made customary representations and warranties to each other as part of the merger agreement. Sapelo’s representations and warranties are contained in Section 5 of the merger agreement and relate to, among other things:

•       its organization and authority to enter into the merger agreement;

•       its capitalization, subsidiaries, properties and financial statements;

•       pending and threatened litigation against Sapelo and its subsidiaries;

•       Sapelo National Bank’s loans, investment portfolios, reserves and taxes;

•       its insurance, employee benefits, tax, legal and environmental matters;

•       Sapelo National Bank’s privacy of customer information and the status of technology systems; and

•       its contractual obligations and contingent liabilities.

Atlantic Southern’s representations and warranties are contained in Section 6 of the merger agreement and relate to, among other things:

•       its organization and authority to enter into the merger agreement;

•       its capitalization and financial statements;

•       pending and threatened litigation against Atlantic Southern and its subsidiaries;

•       the shares of Atlantic Southern common stock to be issued in the merger; and

•       Atlantic Southern’s public reports filed with the SEC.

Atlantic Southern’s representations and warranties are for the benefit of Sapelo; they are not for the benefit of and may not be relied upon by Sapelo’s shareholders. The representations and warranties of the parties will not survive the effective time of the merger.

Conditions to the Merger

The merger agreement contains a number of conditions that must be satisfied or waived (if they are waivable) to complete the merger. The conditions include, among other things:

•       approval by Sapelo’s shareholders of the merger agreement by the required vote;

•       approval of the merger by the Federal Reserve, the OCC, the GDBF, the FDIC and other regulatory agencies without imposing conditions unacceptable to either Sapelo or Atlantic Southern (see “The Merger Agreement—Regulatory and Other Required Approvals”);

•       receipt by Sapelo and Atlantic Southern of a tax opinion from Powell Goldstein LLP that the merger qualifies as a tax-free reorganization;

•       receipt by Sapelo of an opinion from Stevens and Company that the consideration to be paid to Sapelo’s shareholders is fair to such shareholders from a financial standpoint;

•       the absence of a stop order suspending the effectiveness of Atlantic Southern’s registration statement under the Securities Act with respect to the shares of Atlantic Southern common stock to be issued to the Sapelo shareholders;

•       the absence of an order, decree or injunction enjoining or prohibiting completion of the merger;

•       continued accuracy as of the closing date of the representations and warranties set forth in the merger agreement and fulfillment in all material respects of the parties’ covenants set forth in the merger agreement;

•       the absence of any material adverse change in the financial condition, results of operations, business or prospects of either Sapelo or Atlantic Southern;

•       Atlantic Southern’s receipt of affiliate and noncompetition agreements from each Sapelo director (see “The Merger Agreement—Interests of Certain Persons in the Merger”);

•       Sapelo’s $1.1 million increase in its allowance for loan losses; and

•       issuance of certain legal opinions by counsel for Sapelo and Atlantic Southern.

The conditions to the merger are set forth in Section 9 of the merger agreement. The parties intend to complete the merger as soon as practicable after all conditions have been satisfied or waived; however, we cannot assure you that all conditions will be satisfied or waived.

Waiver and Amendment

Nearly all of the conditions to completing the merger may be waived at any time by the party for whose benefit they were created; however, the merger agreement provides that the parties may not waive any condition that would result in the violation of any law or regulation. Also, the parties may amend or supplement the merger agreement at any time by written agreement. The parties’ boards of directors must approve any material amendments. Any material change in the terms of the merger agreement after the special shareholder meeting may require a re-solicitation of votes from Sapelo’s shareholders with respect to the amended merger agreement.

Business of Sapelo Pending the Merger

The merger agreement requires Sapelo to continue to operate its business as usual pending the merger. Among other things, they may not, without Atlantic Southern’s consent, take or agree to take any of the following actions:

•       amend its articles of incorporation or bylaws or other governing instruments;

•       incur any additional debt or other obligation in excess of $50,000 or allow any lien or encumbrance to be placed on any asset;

•       redeem, repurchase, or otherwise acquire any shares of its capital stock or any instruments convertible to capital stock or pay any distribution or dividend on its capital stock;

•       issue, sell, pledge, encumber, authorize the issuance of, or otherwise permit to become outstanding, any additional shares of its common stock or otherwise dispose of any asset having a book value in excess of $50,000;

•       enter into or modify any agreement requiring the payment of any salary, bonus, extra compensation, pension or severance payment to any of its current or former directors, officers or employees, except such agreements as are terminable at will without penalty or other payment by it, or increase the compensation of any such person in any manner inconsistent with its past practices;

•       except in certain circumstances, make any material investments other than investments in obligations or securities of government entities;

•       adopt any new employee benefit plan or make any material change to existing plans, except as required by law or to maintain the tax status of the plan;

•       make any change to tax or accounting methods or internal accounting controls, except as required by law, regulation, or GAAP;

•       commence any litigation inconsistent with past practices or settle any claim for over $50,000 in money damages or any restrictions on its operations; or

•       enter into, modify, amend, or terminate any contract or waive, release, or assign any claim in any amount exceeding $50,000.

The restrictions on Sapelo’s business activities are set forth in Section 7.2 of the merger agreement.

No Solicitation of Alternative Transactions

Sapelo was required to immediately cease any negotiations with any person regarding any acquisition transaction existing at the time the merger agreement was executed. In addition, Sapelo may not solicit, directly or indirectly, inquiries or proposals with respect to, or, except to the extent determined by Sapelo’s board of directors in good faith, after consultation with its financial advisors and legal counsel, to be required to discharge properly the directors’ fiduciary duties, furnish any information relating to, or participate in any negotiations or discussions concerning, any sale of all or substantially all of its assets, any purchase of a substantial equity interest in it or any merger or other combination with it. Subject to the same fiduciary duties, Sapelo’s board may not withdraw its recommendation to you of the merger or recommend to you any such other transaction.

Sapelo was also required to instruct its respective officers, directors, agents, and affiliates to refrain from taking action prohibited by Sapelo and is required to notify Atlantic Southern immediately if it receives any inquires from third parties. However, no director or officer of Sapelo is prohibited from taking any action that the board of directors of Sapelo determines in good faith, after consultation with counsel and receipt of a written opinion, is required by law or is required to discharge such director’s or officer’s fiduciary duties.

Termination of the Merger Agreement; Termination Fee

The merger agreement specifies the circumstances under which the parties may terminate the agreement and abandon the merger. Those circumstances are:

•       by mutual consent of Sapelo’s board of directors and Atlantic Southern’s board of directors;

•       by either party if the other party breaches any representation, warranty or covenant, such breach cannot be, or is not, cured within 30 days after written notice and the existence of such breach would result in a “material adverse effect,” as defined in the merger agreement, on the breaching party;

•       by either party if, by February 28, 2007, the conditions to completing the merger have not been met or waived, cannot be met or if the merger has not been consummated, or if the conditions to such party’s obligation to close are not satisfied by such date;

•       by either party if Sapelo’s shareholders do not approve the merger agreement or if any required consent of any regulatory authority is denied and is not appealed;

•       by Atlantic Southern if Sapelo’s board of directors withdraws, modifies or changes its recommendation of the merger agreement, recommends a merger, sale of assets or other business combination or substantial investment by a third party (other than the Atlantic Southern merger), or announces any agreement to do any of those things;

•       by Sapelo if Sapelo receives a bona fide written offer for an acquisition transaction that the Sapelo board determines in good faith, after consultation with its financial advisors and counsel, to be more favorable than the Atlantic Southern merger; or

•       by Atlantic Southern if the holders of more than 10% of the outstanding Sapelo common stock exercise dissenters’ rights.

If Atlantic Southern terminates the merger agreement because Sapelo’s board withdraws or changes its recommendation of the merger agreement or recommends an acquisition transaction other than the Atlantic Southern merger, or if Sapelo terminates the agreement because it has received an offer for such an acquisition transaction, then Sapelo (or its successor) must pay Atlantic Southern a termination fee of $800,000.

Provisions of the merger agreement regarding confidentiality, payment of the termination fee and indemnification of Sapelo and its controlling persons will survive any termination of the agreement.

Payment of Expenses Relating to the Merger

The parties will pay all of their own expenses related to negotiating and completing the merger.

Interests of Certain Persons in the Merger

Some of Sapelo’s directors and executive officers have interests in the transaction in addition to their interests generally as shareholders of Sapelo. These interests are described below. Sapelo’s board of directors was aware of these interests and considered them, in addition to other matters, in approving the merger agreement.

Director Noncompetition Agreements

It is a condition to the obligations of Atlantic Southern under the merger agreement that each director of Sapelo shall enter into a noncompetition agreement not to compete with Atlantic Southern. The agreements will provide that each director of Sapelo shall not serve on the board of any financial institution or any financial institution holding company located in McIntosh or Glynn Counties, Georgia, for a period of two years following the date of the noncompetition agreement.

Sapelo Stock Options

Prior to the execution of the merger agreement, Sapelo’s directors and executive officers held options to purchase an aggregate of 27,465 shares of Sapelo common stock with a weighted average exercise price of $27.00 per share. All of these options have vested or will vest prior to the consummation of the merger. Prior to consummation of the merger, it is anticipated that all outstanding options to purchase Sapelo common stock will be exercised in accordance with their terms. Any options that remain outstanding at the effective time of the merger will be canceled.

Employee Benefits

Atlantic Southern will also give Sapelo’s employees full vesting and eligibility credit for their years of service with Sapelo, for purposes of benefit accrual under Atlantic Southern’s payroll practices and fringe benefit programs. Atlantic Southern will honor Sapelo compensatory agreements in accordance with their terms (except that options will be exercised or canceled prior to the closing of the merger) and will provide continuation coverage to Sapelo employees under Sapelo’s group health plan or any successor Atlantic Southern plan. Notwithstanding the foregoing, Atlantic Southern will maintain Sapelo’s current disability insurance coverage for a period of at least five years after the consummation of the merger.

Change of Control Payment

Under the terms of the current employment agreement for William R. Parker, Jr., President and Chief Executive Officer of Sapelo, at any time within the first six months following the consummation of the merger, Mr. Parker has the right at to terminate his employment agreement and receive a lump-sum cash change in control payment equal to his total compensation, including bonus, received during the one-year period prior to the change in control. Any payment made to Mr. Parker will also be grossed-up to pay all necessary federal and state taxes owed on such payment. It is currently anticipated that Mr. Parker will elect to terminate his employment agreement following the merger and receive his change in control payment.

Indemnification and Insurance

Atlantic Southern has agreed that all rights to indemnification and all limitations of liability existing in favor of indemnified parties under Sapelo’s articles of incorporation and bylaws as in effect on July 26, 2006 with respect to matters occurring prior to or at the effective time of the merger will survive for a period concurrent with the applicable statute of limitations. In addition, Atlantic Southern has agreed to indemnify, under certain conditions, Sapelo’s directors, officers and controlling persons against certain expenses and liabilities, including certain liabilities arising under federal securities laws. Sapelo must cause the officers and directors of Sapelo to be covered by Sapelo’s directors and officers liability insurance policy (or a substitute policy) for three years following the effective time of the merger, subject to certain conditions.

No director or executive officer of Sapelo owns any Atlantic Southern common stock. Except as described in “—Interests of Certain Persons in the Merger,” no director or executive officer of Atlantic Southern has any personal interest in the merger other than as a Atlantic Southern shareholder. No Atlantic Southern director or executive officer owns any shares of Sapelo common stock.

Public Trading Market

Atlantic Southern common stock is traded on the OTC Bulletin Board under the trading symbol “ASFN.” The shares of Atlantic Southern common stock issuable pursuant to the merger will be traded on the same market under the same symbol. The shares of Atlantic Southern common stock to be issued in the merger will be freely transferable under applicable securities laws, except to the extent of any limitations or restrictions applicable to any shares received by any shareholder who may be deemed an affiliate of Sapelo on the date of the special meeting of Sapelo’s shareholders or an affiliate of Atlantic Southern following completion of the merger. See “—Resale of Atlantic Southern Common Stock.”

Atlantic Southern Dividends

The holders of Atlantic Southern common stock receive dividends if and when declared by the Atlantic Southern board of directors out of legally available funds. Atlantic Southern has not declared a dividend since their inception and they do not expect to do so in the foreseeable future. Instead, they anticipate that all of their earnings, if any, will be used for working capital, to support their operations and to finance the growth and development of their business. Any future determination relating to dividend policy will be made at the discretion of Atlantic Southern’s board of directors and will depend on a number of factors, including their future earnings, capital requirements, financial condition, future prospects, regulatory restrictions and other factors that the board of directors may deem relevant.

Surrender and Exchange of Stock Certificates

At the effective time of the merger, Sapelo’s shareholders will automatically become entitled to all of the rights and privileges afforded to Atlantic Southern shareholders at that time. However, the actual physical exchange of Sapelo common stock certificates for cash and certificates representing shares of Atlantic Southern common stock will occur after the merger.

Registrar and Transfer Company will serve as exchange agent for the merger. Promptly after the effective date of the merger, Atlantic Southern will send or cause to be sent to all Sapelo’s shareholders (other than any shareholders who have exercised their dissenters’ rights) an election form/letter of transmittal with instructions for electing the type of consideration to be received in the merger and exchanging Sapelo common stock certificates for the merger consideration. Each Sapelo stock certificate issued and outstanding immediately prior to the effective time of the merger will be deemed for all purposes to evidence the right to receive the merger consideration to which such holder is entitled, regardless of when they are actually exchanged.

Atlantic Southern will delay paying former shareholders of Sapelo who become holders of Atlantic Southern common stock pursuant to the merger any dividends or other distributions that may become payable to holders of record of Atlantic Southern common stock following the effective time of the merger until they have surrendered their certificates evidencing their Sapelo common stock, at which time Atlantic Southern will pay any such dividends or other distributions without interest.

You should not send in your Sapelo stock certificate(s) until you have received an election form/letter of transmittal and further written instructions after the effective date of the merger. Please do NOT send in your stock certificates with your proxy.

After the exchange agent receives your certificates of Sapelo common stock, together with a properly completed election form/letter of transmittal, it will deliver to you the merger consideration to which you are entitled, consisting of any Atlantic Southern common stock certificates (together with all withheld dividends or other distributions, but without interest thereon) and cash payments due (including any cash payment for a fractional share, without interest). The merger consideration delivered by the exchange agent is subject to adjustment to ensure that the total stock consideration distributed is no greater than 305,695 shares of Atlantic Southern common stock. See “—Allocation and Proration Procedures.”

Shareholders who cannot locate their stock certificates are urged to contact promptly:

Sapelo Bancshares, Inc.
1200 Northway Street
Darien, Georgia 31305
Attention: Randy Hicks
Telephone: (912) 437 5252

Sapelo will issue a new stock certificate to replace the lost certificate(s) only if the shareholder of Sapelo signs an affidavit certifying that his or her certificate(s) cannot be located and containing an agreement to indemnify Sapelo and Atlantic Southern against any claim that may be made against Sapelo or Atlantic Southern by the owner of the certificate(s) alleged to have been lost or destroyed. Sapelo or Atlantic Southern may also require the shareholder to post a bond in an amount sufficient to support the shareholder’s agreement to indemnify Sapelo and Atlantic Southern.

Resale of Atlantic Southern Common Stock

The shares of Atlantic Southern common stock to be issued in the merger have been registered under the Securities Act. Sapelo’s shareholders who are not affiliates of Sapelo or Atlantic Southern may freely trade their Atlantic Southern common stock upon completion of the merger. The term “affiliate” generally means each person who was an executive officer, director or 10% shareholder of Sapelo prior to the merger or who is an executive officer, director or 10% shareholder of Atlantic Southern after the merger.

Those shareholders who are deemed to be affiliates of Sapelo may only sell their Atlantic Southern common stock as provided by Rule 145 of the Securities Act of 1933, as amended (the “Securities Act”), or as otherwise permitted under the Securities Act.

If you are or may be an affiliate of Sapelo, you should carefully consider the resale restrictions imposed by Rule 145 before you attempt to transfer any shares of Atlantic Southern common stock after the merger. Persons assumed to be affiliates of Sapelo have entered into agreements with Atlantic Southern not to sell shares of Atlantic Southern common stock they receive in the merger in violation of the Securities Act, or in any manner that would disqualify the merger from tax-free reorganization treatment.

Affiliate Agreements

Sapelo has caused each non-officer director of Sapelo to execute an Affiliate Agreement, in which each director agrees to vote all of his or her shares of Sapelo common stock in favor of the merger and the merger agreement.

A form of the Affiliate Agreement is Exhibit A to the Agreement and Plan of Reorganization, which is attached to this joint proxy statement-prospectus as Appendix A. This agreement may have the effect of discouraging third parties from making a proposal for an acquisition transaction involving Sapelo. The following is a brief summary of the material provisions of this agreement:

•       The director agrees to vote, or cause to be voted, in person or by proxy, all of the Sapelo common stock as to which he or she has voting power, individually or jointly with other persons.

•       The director agrees, except for certain specific transfers set forth in the agreement, not to directly or indirectly transfer any of his or her Sapelo common stock until the vote upon the Agreement and Plan of Reorganization and the merger by Sapelo stock holders has been taken or until the Agreement and Plan of Reorganization has been terminated.

•       The director agrees, for a period of two years after the effective date of the merger, to file on a timely basis all reports required to be filed by it pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “1934 Act).

Regulatory and Other Required Approvals

Federal Reserve

The Federal Reserve must approve the merger before it can be completed. Atlantic Southern and Sapelo must then wait at least 15 days after the date of Federal Reserve approval before they may complete the merger. During this waiting period, the U.S. Department of Justice may object to the merger on antitrust grounds. Atlantic Southern filed an application for approval of the merger with the Federal Reserve on October 10, 2006. In reviewing that application, the Federal Reserve is required to consider the following:

•       competitive factors, such as whether the merger will result in a monopoly or whether the benefits of the merger to the public in meeting the needs and convenience of the community clearly outweigh the merger’s anticompetitve effects or restraints on trade; and

•       banking and community factors, which includes an evaluation of:

•        the financial and managerial resources of Atlantic Southern, including its subsidiaries, and of Sapelo, and the effect of the proposed transaction on these resources;

•        management expertise;

•        internal control and risk management systems;

•        the capital of Atlantic Southern;

•        the convenience and needs of the communities to be served; and

•        the effectiveness of Atlantic Southern and Sapelo in combating money laundering activities.

The application process includes publication and opportunity for comment by the public. The Federal Reserve may receive, and must consider, properly filed comments and protests from community groups and others regarding (among other issues) each institution’s performance under the Community Reinvestment Act of 1977, as amended. The Federal Reserve is also required to ensure that the proposed transaction would not violate Georgia law regarding the number of years a bank must be in operation before it can be acquired, deposit concentration limits, Georgia community reinvestment laws and any Georgia antitrust statutes.

Other Regulatory Approvals

The merger of Sapelo National Bank with and into Atlantic Southern Bank requires the approval of the FDIC, the OCC and the GDBF. Atlantic Southern concurrently filed applications for approval of the bank merger with the FDIC, the OCC and the GDBF on October 13, 2006. In evaluating the bank merger, the FDIC, the OCC and the GDBF must consider, among other factors, the financial and managerial resources and future prospects of the institutions and the convenience and needs of the communities to be served. The relevant statutes prohibit the FDIC from approving the bank merger if:

•       it would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States; or

•       its effect in any section of the country could be to substantially lessen competition or to tend to create a monopoly, or if it would result in a restraint of trade in any other manner.

However, if the FDIC, the OCC or GDBF should find that any anticompetitive effects are outweighed clearly by the public interest and the probable effect of the transaction in meeting the convenience and needs of the communities to be served, it may approve the bank merger. The bank merger may not be consummated until the 30th day (which the FDIC, the OCC and GDBF may reduce to 15 days) following the later of the date of the FDIC, the OCC and GDBF approval, during which time the U.S. Department of Justice would be afforded the opportunity to challenge the transaction on antitrust grounds. The commencement of any antitrust action would stay the effectiveness of the approval of the agencies, unless a court of competent jurisdiction should specifically order otherwise.

In connection with or as a result of the merger, Atlantic Southern or Sapelo may be required, pursuant to other laws and regulations, either to notify or obtain the consent of other regulatory authorities and organizations to which such companies or subsidiaries of either or both of them may be subject. The Atlantic Southern common stock to be issued in exchange for Sapelo common stock in the merger has been registered with the SEC and will be listed on the OTC Bulletin Board. The transaction also will be registered with such state securities regulators as may be required.

Status and Effect of Approvals

All regulatory applications and notices required to be filed prior to the merger have been filed. Atlantic Southern and Sapelo contemplate that they will complete the merger shortly after the special shareholders’ meeting, assuming all required approvals are received.

Atlantic Southern and Sapelo believe that the proposed merger is compatible with the regulatory requirements described in the preceding paragraphs; however, we cannot assure you that we will be able to comply with any required conditions or that compliance or noncompliance with any such conditions would not have adverse consequences for the combined company after the merger.

While Atlantic Southern and Sapelo believe that the requisite regulatory approvals for the merger will be obtained, we can give you no assurance regarding the timing of the approvals, our ability to obtain the approvals on satisfactory terms or the absence of litigation challenging those approvals or otherwise. Similarly, we cannot assure you that any state attorney general or other regulatory authority will not attempt to challenge the merger on antitrust grounds or for other reasons, or, if such a challenge is made, project the result thereof. The merger is conditioned upon the receipt of all consents, approvals and actions of governmental authorities and the filing of all other notices with such authorities in respect of the merger.

We are not aware of any regulatory approvals that would be required for completion of the transactions contemplated by the merger agreement other than as described above. Should any other approvals be required, those approvals would be sought, but we cannot assure you that they will be obtained.

Accounting Treatment of the Merger

Atlantic Southern is required to account for the merger as a purchase transaction under GAAP. Under the purchase method of accounting, the assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of Sapelo will be recorded, as of completion of the merger, at their respective fair values and added to those of Atlantic Southern. Any excess of purchase price over the net fair value of Sapelo’s assets and liabilities is recorded as goodwill (excess purchase price). Financial statements and reported results of operations of Atlantic Southern issued after completion of the merger will reflect these values, but will not be restated retroactively to reflect the historical financial position or results of operations of Sapelo. The results of operations of Sapelo will be included in the results of operations of Atlantic Southern following the effective time of the merger.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following is a summary description of the material United States federal income tax consequences of the merger to the shareholders of Sapelo who hold the common stock as capital assets. We do not intend it to be a complete description of the federal income tax consequences of the merger to all shareholders of Sapelo. For example, it may not apply to shareholders who received their stock upon the exercise of employee stock options or as compensation. It also may not apply to shareholders who hold the common stock as part of a “hedge,” “straddle,” “constructive sale,” or “conversion transaction,” as these terms are used in the Internal Revenue Code. It also may not apply to insurance companies, securities dealers, financial institutions or foreign persons. In addition, this summary description deals only with the federal income tax consequences of the merger. No information is provided on the tax consequences of the merger under state, local, gift, estate, foreign or other tax laws.

This discussion is based upon the tax laws, regulations, rulings and judicial decisions now in effect, all of which are subject to change. No ruling will be requested from the Internal Revenue Service on any matter relating to the tax consequences of the merger. Tax laws are complex, and your individual circumstances may affect the tax consequences to you. We urge you to consult a tax advisor regarding the tax consequences of the merger to you.

Atlantic Southern and Sapelo must receive a tax opinion from Powell Goldstein LLP in order to complete the merger. The tax opinion must conclude that the consequences of the merger are as follows:

•       that the merger will constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code; and

•       that the exchange in the merger of Sapelo common stock for Atlantic Southern common stock will not give rise to gain or loss to the shareholders of Sapelo with respect to such exchange, except to the extent of any cash received.

The tax opinion will be based upon law existing on the date of the opinion and upon certain facts, assumptions, limitations, representations and covenants including those contained in representation letters executed by officers of Sapelo and Atlantic Southern that, if incorrect in certain material respects, would jeopardize the conclusions reached by Powell Goldstein LLP in its opinion. The tax opinion will not bind the Internal Revenue Service or prevent the Internal Revenue Service from successfully asserting a contrary opinion. No ruling will be requested from the Internal Revenue Service in connection with the merger.

The United States federal income tax consequences of the merger are as follows:

•       Classification as a “Reorganization.”   The merger will be treated as a reorganization qualifying under the provisions of section 368(a) of the Internal Revenue Code.

•       Federal Income Tax Consequences to Atlantic Southern and Sapelo.   Neither Atlantic Southern nor Sapelo will recognize taxable gain or loss as a result of the merger, except for, in the case of Sapelo, gain, if any, that has been deferred in accordance with the consolidated return regulations.

•       Federal Income Tax Consequences to the Sapelo Shareholders.   The United States federal income tax consequences of the merger to a Sapelo shareholder, generally, will depend on whether the shareholder exchanges Sapelo common stock for cash, Atlantic Southern common stock or a combination of cash and Atlantic Southern common stock.

•        Exchange Solely for Atlantic Southern Stock.   A Sapelo shareholder will not recognize taxable gain or loss upon the exchange of Sapelo common stock solely for Atlantic Southern common stock, except in respect of cash received in lieu of the issuance of a fractional share of Atlantic Southern common stock (as discussed below).

•        Exchange for Part Cash and Part Atlantic Southern Common Stock.   A Sapelo shareholder who receives part cash (not including cash received in lieu of the issuance of a fractional share of Atlantic Southern common stock) and part Atlantic Southern common stock in exchange for Sapelo common stock will recognize taxable gain (but not loss) in an amount, if any, equal to the lesser of: (i) the excess of the sum of the amount of cash (excluding cash paid for a fractional share) and the fair market value of Atlantic Southern common stock received in the merger over the holder’s adjusted tax basis in the shares of Sapelo common stock (not including any tax basis allocable to any fractional shares of Atlantic Southern common stock for which a Sapelo shareholder is paid in cash) surrendered by the holder, or (ii) the amount of cash (excluding cash paid for a fractional share) received in the merger. Any taxable gain to a Sapelo shareholder on the exchange of Sapelo common stock generally will be treated as capital gain (either long-term or short-term capital gain depending on whether the shareholder has held such Sapelo common stock for more than one (1) year in the case of long-term capital gain or one (1) year or less in the case of short-term capital gain). Gain must be computed separately with respect to shares of Sapelo common stock acquired at different times. If, however, the cash received has the effect of the distribution of a dividend (as discussed below), the gain will be treated as a dividend to the extent of the holder’s ratable share of accumulated earnings and profits as calculated for United States federal income tax purposes.

•        Exchange of Cash in Lieu of Fractional Share.   A Sapelo shareholder who receives cash in lieu of the issuance of a fractional share of Atlantic Southern common stock will generally be treated as having received such factional share and then having received such cash in redemption of the fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received instead of the fractional share and the portion of the Sapelo shareholder’s aggregate adjusted tax basis of the Sapelo shares exchanged in the merger which is allocable to the fractional share of Atlantic Southern common stock. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of Sapelo common stock is more than one year at the effective time of the merger.

•        Tax Basis of Atlantic Southern Common Stock Received in the Merger.   The tax basis of any Atlantic Southern common stock (including a fractional share deemed received and redeemed as described above) exchanged for Sapelo common stock in the merger will equal the tax basis of the Sapelo common stock surrendered in the exchange, reduced by the amount of cash received, if any, in the exchange (excluding any cash received in lieu of the issuance of a fractional share of Atlantic Southern common stock), and increased by the amount, if any, of gain (including any portion of the gain that is treated as a dividend but not including any gain resulting from the deemed receipt and redemption of a fractional share described above) recognized in the exchange.

•        Holding Period of Atlantic Southern Common Stock Received in the Merger.   The holding period for any Atlantic Southern common stock exchanged for Sapelo common stock in the merger will include the period during which Sapelo common stock surrendered in the exchange was held.

•       Possible Treatment of Cash as a Dividend.

•        In general, the determination of whether the gain recognized in the exchange will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces the Sapelo shareholder’s deemed percentage stock ownership in Atlantic Southern. For purposes of this determination, the Sapelo shareholder is treated as if it first exchanged all of its shares of Sapelo common stock solely for Atlantic Southern common stock and then Atlantic Southern immediately redeemed, which we refer to in this document as the “Deemed Redemption”, a portion of the Atlantic Southern common stock in exchange for the cash the holder actually received. The gain recognized in the deemed redemption will be treated as a capital gain if the deemed redemption is (1) “substantially disproportionate” with respect to the Sapelo shareholder or (2) “not essentially equivalent to a dividend.”

•        The Deemed Redemption will generally be “substantially disproportionate” with respect to a holder if the percentage described in (2) below is less than 80% of the percentage described in (1) below. Whether a Deemed Redemption is “not essentially equivalent to a dividend” with respect to a Sapelo shareholder will depend upon the Sapelo shareholder’s particular circumstances. At a minimum, however, in order for the Deemed Redemption to be “not essentially equivalent to a dividend, “the Deemed Redemption must result in a “meaningful reduction” in the Sapelo shareholder’s deemed percentage stock ownership of Atlantic Southern. In general, that determination requires a comparison of: (1) the percentage of the outstanding stock of Atlantic Southern that the Sapelo shareholder is deemed actually and constructively to have owned immediately before the Deemed Redemption and (2) the percentage of the outstanding stock of Atlantic Southern that is actually and constructively owned by the Sapelo shareholder immediately after the Deemed Redemption. In applying the above tests, a holder may, under the constructive ownership rules, be deemed to own stock that is owned by other persons or stock underlying a holder’s option to purchase such stock in addition to the stock actually owned by the holder.

•        The Internal Revenue Service has ruled that a stockholder in a publicly held corporation whose relative stock interest is minimal (e.g. less than 1%) and who exercises no control with respect to corporate affairs is generally considered to have a “meaningful reduction” if that stockholder has a relatively minor (e.g. approximately 3%) reduction in its percentage stock ownership under the above analysis; accordingly, the gain recognized in the exchange by such a stockholder would be treated as capital gain.

•        These rules are complex and dependent upon the specific factual circumstances particular to each holder. Consequently, each holder that may be subject to these rules should consult its tax advisor as to the application of these rules to the particular facts relevant to such holder. However, it should be noted that, under current Internal Revenue laws, dividends from a regular C corporation (including amounts characterized as a dividend under the guidelines set forth above) and long-term capital gains are both taxed at a maximum rate of 15% for federal income tax purposes.

•       Exchange Solely for Cash.   A Sapelo shareholder who receives solely cash in exchange for Sapelo common stock, whether as a result of exercising dissenter’s rights or otherwise, will recognize taxable gain or loss in an amount, if any, equal to the difference between the cash received and the holder’s adjusted tax basis in the shares of Sapelo common stock surrendered by the holder. Any taxable gain to a Sapelo shareholder on the exchange of Sapelo common stock will generally be treated as capital gain, either long-term or short-term capital gain depending on the shareholder’s holding period for the Sapelo common stock.

CERTAIN DIFFERENCES IN RIGHTS OF SHAREHOLDERS

If the merger is completed, Sapelo’s shareholders (other than those exercising dissenters’ rights or who receive 100% of their consideration in the form of cash) will become Atlantic Southern shareholders. Their rights as shareholders will then be governed by Atlantic Southern’s articles of incorporation and bylaws rather than by Sapelo’s articles of incorporation and bylaws.

Atlantic Southern and Sapelo are both Georgia corporations organized under the laws of the State of Georgia. The corporate affairs of Atlantic Southern and Sapelo are governed generally by the provisions of the GBCC. The following is a summary of differences between the rights of Sapelo shareholders and Atlantic Southern shareholders not described elsewhere in this proxy statement-prospectus. The summary is necessarily general, and it is not intended to be a complete statement of all differences affecting the rights of shareholders. It is qualified in its entirety by reference to the GBCC, as well as the articles of incorporation and bylaws of each corporation. Sapelo shareholders should consult their own legal counsel with respect to specific differences and changes in their rights as shareholders which would result from the proposed merger.

Authorized Capital Stock

Atlantic Southern.   Atlantic Southern’s articles of incorporation authorize it to issue 10,000,000 shares of common stock, with a $5.00 per share par value. As of August 1, 2006, there were 3,304,052 shares of Atlantic Southern common stock issued and outstanding.

Sapelo.   Sapelo’s articles of incorporation authorize it to issue 10,000,000 shares of common stock, par value $1.00, and 2,000,000 shares of preferred stock, no par value. As of June 30, 2006, there were 231,011 shares of Sapelo common stock issued and 226,825 shares are outstanding (4,186 shares are held by Sapelo as treasury stock).

Boards of Directors

Atlantic Southern.   Atlantic Southern’s articles of incorporation provide for a board of directors consisting of not less than five nor more than 25 members divided into three classes. Each class of directors serves a three-year term, and directors of each class are elected by plurality vote at successive annual meetings of shareholders.

Sapelo.   Sapelo’s bylaws provide that its board of directors shall consist of a single class of not less than five nor more than 25 directors. Each director serves a one-year term or until his or her successor is elected. The number of directors may be fixed from time to time by the affirmative vote of the board of directors.

Reporting Requirements

Atlantic Southern.   Atlantic Southern is a reporting company under the Exchange Act and files periodic reports with the SEC. Atlantic Southern also files reports with the Federal Reserve Board, and Atlantic Southern Bank files reports with the FDIC and the GDBF.

Sapelo.   Sapelo files reports with the Federal Reserve Board and Sapelo National Bank files reports with the OCC.

Liquidation Rights

Atlantic Southern.   Under the GBCC, a majority of the outstanding shares entitled to vote must approve any dissolution or liquidation of Atlantic Southern.

Sapelo.   Under the GBCC, a majority of the outstanding shares entitled to vote must approve any dissolution or liquidation of Sapelo.

Mergers, Consolidations and Sales of Assets

Atlantic Southern.   Under the GBCC, a merger (other than a merger of a subsidiary in which the parent owns at least 90% of each class of outstanding stock), a disposition of all or substantially all of a corporation’s property and a share exchange generally must be approved by a majority of the outstanding shares entitled to vote, unless the articles of incorporation or bylaws require otherwise. In order to approve a merger or share exchange, or a sale of substantially all of the corporation’s assets, the Atlantic Southern Articles of Incorporation require the affirmative vote of either (1) a majority of the board of directors and shareholders owning at least two thirds of the issued and outstanding shares of the corporation; or (2) two-thirds of the board of directors and shareholders owning at least a majority of the issued and outstanding shares of the corporation. A merger of Atlantic Southern into another corporation would also require the approval of the Federal Reserve Board, the FDIC and the GDBF.

Sapelo.   The merger of Sapelo generally requires the affirmative vote of either (1) a majority of the board of directors and shareholders owning at least two thirds of the issued and outstanding shares of the corporation, or (2) two-thirds of the board of directors and shareholders owning at least a majority of the issued and outstanding shares of the corporation in order to approve a merger or share exchange, or a sale of substantially all of the corporation’s assets. Such a merger must also be approved by the Federal Reserve Board, the OCC and the FDIC.

Distributions

Atlantic Southern.   The holders of Atlantic Southern common stock are entitled to receive dividends when, as and if declared by Atlantic Southern’s board of directors and paid by Atlantic Southern out of funds legally available therefor. Under Federal Reserve policy, a bank holding company such as Atlantic Southern generally should not maintain a rate of cash dividends unless the available net income of the bank holding company is sufficient to fully fund the dividends. Further, the prospective rate of earnings retention should appear to be consistent with its capital needs, asset quality, and overall financial condition. In addition, Atlantic Southern may not pay dividends that would render it insolvent. Atlantic Southern has not declared a dividend since their inception and they do not expect to do so in the foreseeable future. Instead, they anticipate that all of their earnings, if any, will be used for working capital, to support their operations and to finance the growth and development of their business.

Sapelo.   The holders of Sapelo common stock are entitled to receive dividends when, as and if declared by Sapelo’s board of directors and paid by Sapelo out of funds legally available therefore. Similar to Atlantic Southern, Sapelo must adhere to the Federal Reserve Policy for bank holding companies. As a Georgia corporation, Sapelo may pay dividends on its outstanding shares in cash, property or its own shares unless it would be rendered insolvent by doing so.

DISSENTERS’ RIGHTS

The following discussion is not a complete description of the law relating to dissenters’ rights available under Georgia law. This description is qualified in its entirety by the full text of the relevant provisions of the GBCC, which are reprinted in their entirety as Appendix C to this proxy statement-prospectus. If you desire to exercise dissenters’ rights, you should review carefully the GBCC and are urged to consult a legal advisor before electing or attempting to exercise these rights.

Pursuant to the provisions of the GBCC, Sapelo’s shareholders have the right to dissent from the merger and to receive the fair value of their shares in cash. Holders of Sapelo common stock who fulfill the requirements described below will be entitled to assert dissenters’ rights. Shareholders considering initiation of a dissenters’ proceeding should review this section in its entirety. A dissenters’ proceeding may involve litigation.

Preliminary Procedural Steps.   Pursuant to the provisions of Article 13 of the GBCC, if the merger is consummated, you must:

•       Give to Sapelo, prior to the vote at the special meeting with respect to the approval of the merger, written notice of your intent to demand payment for your shares of Sapelo common stock (hereinafter referred to as “shares”);

•       Not vote in favor of the merger; and

•       Comply with the statutory requirements summarized below. If you perfect your dissenters’ rights, you will receive the fair value of your shares as of the effective date of the merger.

You may assert dissenters’ rights as to fewer than all of the shares registered in your name only if you dissent with respect to all shares beneficially owned by any one beneficial shareholder and you notify Sapelo in writing of the name and address of each person on whose behalf you are asserting dissenters’ rights. The rights of a partial dissenter are determined as if the shares as to which that holder dissents and that holder’s other shares were registered in the names of different shareholders.

Written Dissent Demand.   Voting against the merger will not satisfy the written demand requirement. In addition to not voting in favor of the merger, if you wish to preserve the right to dissent and seek appraisal, you must give a separate written notice of your intent to demand payment for your shares if the merger is effected. Any shareholder who returns a signed proxy but fails to provide instructions as to the manner in which his or her shares are to be voted will be deemed to have voted in favor of the merger and will not be entitled to assert dissenters’ rights.

Any written objection to the merger satisfying the requirements discussed above should be addressed to Sapelo Bancshares, Inc., 1200 Northway Street, Darien, Georgia 31305, Attn: Corporate Secretary.

If the shareholders of Sapelo approve the merger at the special meeting, Sapelo must deliver a written dissenters’ notice (the “Dissenters’ Notice”) to all of its shareholders who satisfy the foregoing requirements. The Dissenters’ Notice must be sent within ten days after the effective date of the merger and must:

•       State where dissenting shareholders should send the demand for payment and where and when dissenting shareholders should deposit certificates for the shares;

•       Inform holders of uncertificated shares to what extent transfer of these shares will be restricted after the demand for payment is received;

•       Set a date by which Sapelo must receive the demand for payment (which date may not be fewer than 30 nor more than 60 days after the Dissenters’ Notice is delivered); and

•       Be accompanied by a copy of Article 13 of the GBCC.

A record shareholder who receives the Dissenters’ Notice must demand payment and deposit his or her certificates with Sapelo in accordance with the Dissenters’ Notice. Dissenting shareholders will retain all of the rights of a shareholder until those rights are canceled or modified by the consummation of the merger. A record shareholder who does not demand payment or deposit his or her share certificates as required, each by the date set in the Dissenters’ Notice, is not entitled to payment for his or her shares under Article 13 of the GBCC.

Except as described below, Atlantic Southern, as Sapelo’s successor, must, within ten days of the later of the effective date of the merger or receipt of a payment demand, offer to pay to each dissenting shareholder who complied with the payment demand and deposit requirements described above the amount Atlantic Southern estimates to be the fair value of the shares, plus accrued interest from the effective date of the merger. Atlantic Southern’s offer of payment must be accompanied by:

•       Recent financial statements of Atlantic Southern;

•       Atlantic Southern’s estimate of the fair value of the shares;

•       An explanation of how the interest was calculated;

•       A statement of the dissenter’s right to demand payment under Section 14-2-1327 of the GBCC; and

•       A copy of Article 13 of the GBCC.

If the dissenting shareholder accepts Atlantic Southern’s offer by written notice to Atlantic Southern within 30 days after Atlantic Southern’s offer, Atlantic Southern must pay for the shares within 60 days after the later of the making of the offer or the effective date of the merger.

If the merger is not consummated within 60 days after the date set forth demanding payment and depositing share certificates, Atlantic Southern must return the deposited certificates and release the transfer restrictions imposed on uncertificated shares. Atlantic Southern must send a new Dissenters’ Notice if the merger is consummated after the return of certificates and repeat the payment demand procedure described above.

Section 14-2-1327 of the GBCC provides that a dissenting shareholder may notify Atlantic Southern in writing of his or her own estimate of the fair value of such holder’s shares and the interest due, and may demand payment of such holder’s estimate, if:

•       He or she believes that the amount offered by Atlantic Southern is less than the fair value of his or her shares or that Atlantic Southern has calculated incorrectly the interest due; or

•       Atlantic Southern, having failed to consummate the merger, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

A dissenting shareholder waives his or her right to demand payment under Section 14-2-1327 unless he or she notifies Atlantic Southern of his or her demand in writing within 30 days after Atlantic Southern makes or offers payment for the dissenting shareholder’s shares. If Atlantic Southern does not offer payment within ten days of the later of the merger’s effective date or receipt of a payment demand, then the shareholder may demand the financial statements and other information required to accompany Atlantic Southern’s payment offer, and Atlantic Southern must provide such information within ten days after receipt of the written demand. The shareholder may notify Atlantic Southern of his or her own estimate of the fair value of the shares and the amount of interest due, and may demand payment of that estimate.

Litigation

If a demand for payment under Section 14-2-1327 remains unsettled, Atlantic Southern must commence a nonjury equity valuation proceeding in the Superior Court of Bibb County, Georgia, within 60 days after receiving the payment demand and must petition the court to determine the fair value of the shares and accrued interest. If Atlantic Southern does not commence the proceeding within those 60 days, the GBCC requires Atlantic Southern to pay each dissenting shareholder whose demand remains unsettled the amount demanded. Atlantic Southern is required to make all dissenting shareholders whose demands remain unsettled parties to the proceeding and to serve a copy of the petition upon each of them. The court may appoint appraisers to receive evidence and to recommend a decision on fair value. Each dissenting shareholder made a party to the proceeding is entitled to judgment for the fair value of such holder’s shares plus interest to the date of judgment.

The court in an appraisal proceeding commenced under the foregoing provision must determine the costs of the proceeding, excluding fees and expenses of attorneys and experts for the respective parties, and must assess those costs against Atlantic Southern, except that the court may assess the costs against all or some of the dissenting shareholders to the extent the court finds they acted arbitrarily, vexatiously, or not in good faith in demanding payment under Section 14-2-1327. The court also may assess the fees and expenses of attorneys and experts for the respective parties against Atlantic Southern if the court finds Atlantic Southern did not substantially comply with the requirements of specified provisions of Article 13 of the GBCC, or against either Atlantic Southern or a dissenting shareholder if the court finds that such party acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by Article 13 of the GBCC.

If the court finds that the services of attorneys for any dissenting shareholder were of substantial benefit to other dissenting shareholders similarly situated, and that the fees for those services should be not assessed against Atlantic Southern, the court may award those attorneys reasonable fees out of the amounts awarded the dissenting shareholders who were benefited. No action by any dissenting shareholder to enforce dissenters’ rights may be brought more than three years after the effective date of the merger, regardless of whether notice of the merger and of the right to dissent were given by Atlantic Southern in compliance with the Dissenters’ Notice and payment offer requirements.

This is a summary of the material rights of a dissenting shareholder and is qualified in its entirety by reference to Article 13 of the GBCC, included as Appendix C to this proxy statement-prospectus. If you intend to dissent from approval of the merger, you should review carefully the text of Appendix C and should also consult with your attorney. We will not give you any further notice of the events giving rise to dissenters’ rights or any steps associated with perfecting dissenters’ rights, except as indicated above or otherwise required by law.

We have not made any provision to grant you access to any of the corporate files of Atlantic Southern, except as may be required by the GBCC, or to obtain legal counsel or appraisal services at the expense of Atlantic Southern.

Any dissenting shareholder who perfects his or her right to be paid the “fair value” of his or her shares will recognize taxable gain or loss upon receipt of cash for such shares for federal income tax purposes. See “Material Federal Income Tax Consequences of the Merger.”

You must do all of the things described in this section and as set forth in Article 13 of the GBCC in order to preserve your dissenters’ rights and to receive the fair value of your shares in cash (as determined in accordance with those provisions). If you do not follow each of the steps as described above, you will have no right to receive cash for your shares as provided in the GBCC. In view of the complexity of these provisions of Georgia law, shareholders of Sapelo who are considering exercising their dissenters’ rights should consult their legal advisors.

INFORMATION ABOUT ATLANTIC SOUTHERN

General

Atlantic Southern is a Georgia corporation registered under the Bank Holding Company Act of 1956, as amended (the “BHCA”). Atlantic Southern’s current banking subsidiary is Atlantic Southern Bank, with five branches in Macon, Warner Robbins and Savannah, Georgia. All of Atlantic Southern’s banking subsidiaries are Georgia state banks. Atlantic Southern engages in community banking and serves the central and coastal Georgia market areas.

Atlantic Southern’s banking subsidiary provides a broad range of community banking services to commercial, small business and retail customers, offering a variety of transaction and savings deposit products, cash management services, secured and unsecured loan products, including revolving credit facilities, and letters of credit and similar financial guarantees. The strategy of Atlantic Southern’s banking subsidiaries includes a focus on personalized customer service while offering the sophisticated products and services found at much larger banks.

At December 31, 2005, Atlantic Southern had consolidated total assets of approximately $388.7 million, consolidated total loans of approximately $327.3 million, consolidated total deposits of approximately $279.3 million and consolidated shareholders’ equity of approximately $22.8 million. As of June 30, 2006, Atlantic Southern’s consolidated assets ended the quarter at $492.5 million and total loans were $409.4 million, up 27% and 23% respectively from December 31, 2005. Atlantic Southern’s principal executive offices are located at 4077 Forsyth Road, Macon, Georgia 31210, and Atlantic Southern’s telephone number is (478) 757-8181.

On September 15, 2006, Atlantic Southern announced its proposed acquisition of FCB, a Georgia state bank headquartered in Roberta, Georgia with branches in Byron, and Lizella, Georgia. In the proposed acquisition of FCB shareholders will receive 548,634 shares of Atlantic Southern common stock having an aggregate value of $16,459,020. The consummation of, or the failure to consummate, the FCB acquisition will have no impact on either Atlantic Southern’s or Sapelo’s obligation to complete the merger.

Market Prices of and Dividends Declared on Atlantic Southern Common Stock

Atlantic Southern common stock is traded on the OTC Bulletin Board under the symbol “ASFN.” The last reported sale price of Atlantic Southern’s common stock on November 3, 2006 was $32.00. As of June 30, 2006, Atlantic Southern had 3,304,052 shares of common stock outstanding and approximately 1,300 shareholders of record.

2006	High	Low
Fourth Quarter (through November 3)	$33.75	$31.35
Third Quarter	34.50	30.25
Second Quarter	40.00	30.00
First Quarter	30.00	24.25

2005
Fourth Quarter	$24.50	$19.00
Third Quarter	19.00	12.33
Second Quarter	12.33	10.33
First Quarter	11.33	10.33

2004
Fourth Quarter	$11.33	$10.67
Third Quarter	11.00	10.67
Second Quarter	10.01	9.33
First Quarter	9.33	9.33

The holders of Atlantic Southern common stock receive dividends if and when declared by the Atlantic Southern board of directors out of legally available funds. However, Atlantic Southern has not declared a dividend since its inception, and does not expect to pay dividends in the foreseeable future. Instead Atlantic Southern anticipates that all of its earnings, if any, will be used for working capital, to support its operations and to finance the growth and development of the business. Any future determination relating to dividend policy will be made at the discretion of Atlantic Southern’s board of directors, and will depend on a number of factors, including, their future earnings, capital requirements, financial condition, future prospects, regulatory restrictions and other factors that their board of directors deems relevant.

Incorporation of Documents by Reference

The SEC allows Atlantic Southern to “incorporate by reference” the information it files with the SEC. This permits Atlantic Southern to disclose important information to you by referring to these filed documents. The information incorporated by reference is an important part of this proxy statement-prospectus. The following documents that Atlantic Southern has filed or will file with the SEC are incorporated by reference in this proxy statement-prospectus:

•       its Annual Report on Form 10-K for the year ended December 31, 2005;

•       its Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30,2006;

•       its Current Reports on Form 8-K filed on January 19, March 15, April 20, June 12, July 14, July 28, September 12, and September 19, 2006;

•       the description of Atlantic Southern common stock set forth in Atlantic Southern’s registration statement on Form S-1 under the Securities Act, dated May 5, 2006; and

•       all documents filed by Atlantic Southern with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement-prospectus and prior to earlier of the date of the Sapelo shareholders’ meeting and the date the merger agreement is terminated (specifically excluding any portions thereof that are furnished to, as opposed to filed with, the SEC) will be deemed to be incorporated by reference in this proxy statement-prospectus from the date they are filed.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this proxy statement-prospectus to the extent that a statement contained herein or in any other subsequently filed document that is also or is deemed to be incorporated by reference herein modifies or supersedes such statement.

If you are a beneficial owner of Sapelo common stock and would like a copy of any of the information incorporated by reference in this proxy statement-prospectus other than exhibits to such information (unless such exhibits are specifically incorporated by reference into such information), Atlantic Southern will provide it to you without charge.

If you would like to receive any of this information, please call or write Atlantic Southern at:

Atlantic Southern Financial Group, Inc.
Attn: Chief Financial Officer
4077 Forsyth Road
Macon, Georgia 30210
Telephone: (478) 757-8181

You should make your request before December 5, 2006 in order to receive the information prior to the meeting.

INFORMATION ABOUT SAPELO

General

Sapelo National Bank was organized and commenced its general banking operations in 1997, providing services primarily to small- to mid-sized businesses and individuals in McIntosh and Glynn Counties, Georgia. In March 2005, Sapelo Bancshares, Inc. was formed as a bank holding company for Sapelo National Bank and the shareholders of Sapelo National Bank exchanged their shares for shares of the holding company.

As of June 30, 2006, Sapelo had total assets of approximately $61 million, total deposits of approximately $50 million, shareholders’ equity of approximately $7 million and $49 million in loans.

Business and Properties

Sapelo’s main office is located at 1200 Northway, Darien, Georgia 31305. In addition, Sapelo operates three additional branches in Glynn County, Georgia, which were opened in November 1999, September 2004 and July 2006, respectively.

Sapelo is a full-service commercial bank. With an emphasis on responsive and customized service, Sapelo offers a variety of commercial and retail banking products and services including checking, savings and time deposits, individual retirement accounts, merchant bankcard processing, residential and commercial mortgages, home equity loans, consumer loans, investment loans, small business loans, commercial lines of credit and letters of credit. Sapelo focuses on providing individual service and attention to its target customers, which include individuals and small- to medium-sized businesses. As Sapelo is familiar with its customers, Sapelo believes it responds to their credit requests more quickly and is more flexible in approving complex loans based on the bank’s personal knowledge of the customer.

Sapelo National Bank’s principal business is to accept deposits from the public and to make loans and other investments. The principal sources of funds for the bank’s loans and investments are demand, time, savings and other deposits, repayment of loans and borrowings. The principal source of income for the bank is interest collected on loans and other investments. The principal expenses of the bank are interest paid on savings and other deposits, employee compensation, office expenses and other overhead expenses.

The bank offers the banking products and services to its customers set forth below.

Lending Services

Lending Policy.   Sapelo National Bank seeks creditworthy borrowers within a limited geographic area. Its primary lending function is to make real estate loans, particularly construction loans for new residential and commercial properties. Sapelo National Bank also makes consumer loans to individuals and to small- and medium-sized businesses. Sapelo National Bank’s current loan portfolio is as follows:

Loan Category	Ratio
Commercial lending	71.4%
Consumer lending	28.4%
Other lending	0.2%

Loan Approval and Review.   Sapelo National Bank’s loan approval policies provide for various levels of officer lending authority. When the total amount of loans to a single borrower exceeds an individual officer’s lending authority, an officer with a higher lending limit or the Loan Committee determines whether to approve the loan request.

Lending Limits.   Sapelo National Bank’s lending activities are subject to a variety of lending limits imposed by law. Differing limits apply based on the type of loan or the nature of the borrower, including the borrower’s relationship to the bank. These limits increase or decrease as the bank’s capital increases or decreases as a result of its earnings or losses, among other reasons.

Credit Risks.   The principal economic risk associated with each category of the loans that Sapelo National Bank makes is the creditworthiness of the borrower. General economic conditions and the strength of the services and retail market segments affect borrower creditworthiness. General factors affecting a commercial borrower’s ability to repay include interest, inflation and the demand for the commercial borrower’s products and services, as well as other factors affecting a borrower’s customers, suppliers and employees.

Risks associated with real estate loans also include fluctuations in the value of real estate, new job creation trends, tenant vacancy rates and, in the case of commercial borrowers, the quality of the borrower’s management. Consumer loan repayments depend upon the borrower’s financial stability and are more likely to be adversely affected by divorce, job loss, illness and personal hardships.

Other larger banks in McIntosh and Glynn Counties make proportionately more loans to medium- to large-sized businesses than Sapelo National Bank does. Many of the commercial loans that Sapelo National Bank makes are to small- to medium-sized businesses that may be less able to withstand competitive, economic and financial pressures than larger borrowers.

Real Estate Loans.   Sapelo National Bank’s loan portfolio consists primarily of commercial real estate loans, construction and development loans and residential real estate loans primarily in and around McIntosh and Glynn Counties. These loans include certain commercial loans where the bank takes a supplemental interest in real estate, but not as principal collateral. Home equity loans and lines of credit are classified as consumer loans.

Sapelo National Bank’s residential real estate loans consist of first mortgage products and construction loans. Sapelo National Bank offers fixed and variable rates on its mortgages with the amortization of the loan generally not exceeding 30 years and the rates generally not being fixed or “booked” for a period over 60 months. These loans are made in accordance with Sapelo National Bank’s appraisal policy and with the ratio of the loan principal to the value of collateral as established by independent appraisal generally not exceeding 95%. Sapelo National Bank believes that these loan-to-value ratios are sufficient to compensate for fluctuations in real estate market value and to minimize losses that could result from a downturn in the residential real estate market.

Commercial real estate loan terms are generally limited to five years or less, although payments may be structured on a longer amortization basis. Interest rates may be fixed or adjustable, although rates typically are not fixed for a period exceeding 60 months. Sapelo National Bank generally charges an origination fee. Sapelo National Bank attempts to reduce credit risk on its commercial real estate loans by emphasizing loans on owner-occupied office and retail buildings where the ratio of the loan principal to the value of the collateral as established by independent appraisal does not exceed 80% and net projected cash flow available for debt service greater than or equal to 120% of the debt service requirement. In addition, Sapelo National Bank generally requires personal guarantees from the principal owners of the property supported by a review conducted by bank management of the principal owners’ personal financial statements. Risks associated with commercial real estate loans include fluctuations in the value of real estate, new job creation trends, tenant vacancy rates and the quality of the borrower’s management. Sapelo National Bank attempts to limit its risk by analyzing borrowers’ cash flow and collateral value on an ongoing basis.

To a lesser extent, Sapelo National Bank makes construction and development loans on either a pre-sold or speculative basis. If the borrower has entered into an agreement to sell the property prior to beginning construction, then the loan is considered to be on a pre-sold basis. If the borrower has not entered into an agreement to sell the property prior to beginning construction, then the loan is considered to be on a speculative basis. If Sapelo National Bank makes these loans, they generally have a term of nine to 12 months and interest is paid monthly or quarterly. The ratio of the loan principal to the value of the collateral as established by independent appraisal typically does not exceed 80%. Any speculative loans are based on the borrower’s financial strength and cash flow position. Loan proceeds are disbursed based on the percentage of completion and only after the project has been inspected by an experienced construction lender or independent appraiser. Risks associated with construction loans include fluctuations in the value of real estate, interest rates, construction costs and new job creation and household formation trends.

Commercial Loans.   Loans for commercial purposes, made to a variety of businesses, are one of the components of our loan portfolio. The terms of these loans will vary by their purpose and by their underlying collateral, if any.

Sapelo National Bank typically makes equipment loans for a term of seven years or less at fixed or variable rates, with the loan fully amortized over the term. Generally, the financed equipment secures equipment loans, and the ratio of the loan principal to the value of the financed equipment or other collateral is generally 80% or less. Sapelo National Bank believes that these loan-to-value ratios are sufficient to compensate for fluctuations in the market value of the equipment and will help minimize losses that could result from poor maintenance or the introduction of updated equipment models into the market.

Loans to support working capital typically have terms not exceeding one year and are usually secured by accounts receivable, inventory or personal guarantees of the principals of the business. For loans secured by accounts receivable or inventory, principal is typically repaid as the assets securing the loan are converted into cash, and for loans secured with other types of collateral, principal is typically due at maturity. The quality of the commercial borrower’s management and its ability both to properly evaluate changes in the supply and demand characteristics affecting its markets for products and services and to effectively respond to such changes are significant factors in a commercial borrower’s creditworthiness.

Consumer Loans.   Sapelo National Bank makes a variety of loans to individuals for personal, family and household purposes, including secured and unsecured installment and term loans, home equity loans and lines of credit.

Deposit Services

Sapelo National Bank also seeks to establish core deposits, including checking accounts, money market accounts, and a variety of certificates of deposit and IRA accounts. The primary sources of core deposits are residents of, and businesses and their employees located in, Sapelo National Bank’s primary market area. Sapelo National Bank also obtain deposits through personal solicitation by the bank’s officers and directors, direct mail solicitations, and advertisements published in the local media. Sapelo National Bank makes deposit services accessible to customers by offering direct deposit, wire transfer, internet banking, night depository, and banking by mail.

Other Banking Services

Given client demand for increased convenience and account access, Sapelo National Bank offers a range of products and services, including 24-hour telephone banking, direct deposit, traveler’s checks, and automatic account transfers. Sapelo National Bank also participates in a shared network of automated teller machines and a debit card system that the bank’s customers may use throughout Georgia and in other states.

Competition

Sapelo competes with national and state banks, financial institutions, brokerage firms and credit unions for loans and deposits. The bank promotes the economic development of McIntosh and Glynn Counties, Georgia and the city of Darien. Sapelo serves a market area consisting primarily of McIntosh and Glynn Counties and the coastal Georgia area. McIntosh and Glynn Counties cover approximately 435.5 and 422.4 square miles, respectively, in coastal Georgia.

Sapelo encounters competition in its market area from 13 other commercial banks with 40 branches. These competitors offer a full range of banking services and vigorously compete for all types of services, especially deposits. In addition, in certain aspects of its banking business, Sapelo also competes with credit unions, small loan companies, consumer finance companies, brokerage firms, insurance companies, money market funds and other financial institutions which have recently been invading traditional banking markets. The competition has increased significantly within the past few years as a result of federal and state legislation deregulating financial institutions. Many of Sapelo’s competitors enjoy competitive advantages, including greater financial resources, a wider geographic presence, more accessible branch office locations, the ability to offer additional services, more favorable pricing alternatives and lower origination and operating costs. Some of Sapelo’s competitors have been in business for a long time and have an established customer base and name recognition. Sapelo’s competitors include larger national, super-regional and regional banks such as Bank of America, SunTrust, Wachovia, Coastal Bank of Georgia, a subsidiary of Synovus Financial Corporation, and BB&T. Further, the Sapelo National Bank faces competition from other community banks such as Southeastern bank and Oglethorpe Bank, which also feature a high level of personalized customer service. In addition, several of Sapelo’s competitors are not depository institutions, thus generally not subject to the extensive regulations that apply to the bank. However, Sapelo believes that its competitive pricing, personalized service and community involvement enable it to effectively compete in McIntosh and Glynn Counties.

Employees

Sapelo bank currently employs 32 persons on a full-time or part-time basis.

Legal Proceedings

From time to time, Sapelo is involved in litigation relating to claims arising out of operations in the normal course of business. As of the date hereof, Sapelo is not engaged in any legal proceedings that are expected, individually or in the aggregate, to have a material effect on the bank.

Share Ownership of Principal Shareholders, Management and Directors of Sapelo

The following table sets forth information with respect to the beneficial ownership, as of September 20, 2006, of shares of Sapelo common stock by (i) each person known by Sapelo to be the beneficial owner of more than 5% of Sapelo’s issued and outstanding common stock (ii) each of Sapelo’s directors and executive officers and (iii) all directors and executive officers as a group. Except as noted below, Sapelo believes that each person listed below has sole investment and voting power with respect to the shares included in the table.

Name	Number of Shares(1)	Number of Options or Warrants Exercisable within 60 Days(2)	Percent of Total Outstanding
James L. Chambless	13,722	0	6.0%
Randy Hicks	0	0	*
John R. Hollington, Jr.	16,033	1,076	7.5
William R. Parker, Jr.	13,393	1,076	6.4
Thomas H. Smoot, II	23,305	0	10.3
Thomas D. Stewart, Jr.	27,893	0	12.2
All Directors and Executive Officers as a Group (6 persons)	94,346	2,152	41.2%

                 * Represents beneficial ownership of less than 1%.

       (1) The information set forth in this table with respect to Sapelo’s common stock ownership reflects “beneficial ownership” as determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. “Beneficial ownership” includes shares for which an individual, directly or indirectly, has or shares voting or investment power or both and also includes options and warrants which are exercisable within 60 days of the date hereof. The percentages are based upon 229,217 shares outstanding. The percentages for each of those parties who hold presently exercisable options and warrants are based upon the sum of 229,217 shares plus the number of shares subject to presently exercisable options and or warrants held by each such party, as indicated in the following notes.

       (2) As a result of the merger, all outstanding options and warrants will vest prior to closing. As a result, this column reflects all outstanding options and warrants held by the persons listed below.

Market Prices of Dividends Declared on Sapelo Common Stock

There is no established public trading market for shares of Sapelo common stock. As a result, any market in Sapelo common stock prior to the merger should be characterized as illiquid and irregular. The last known privately negotiated trade of Sapelo common stock of which management is aware occurred on July 25, 2006 at a price of $37.00 per share, and additional information available to management regarding the quarterly trading prices for the Sapelo common stock is provided below.

To date, Sapelo has not paid any dividends on shares of its common stock. As of the record date, Sapelo common stock was held by approximately 313 shareholders of record.

	High	Low
2006
Fourth Quarter (through November 3)	$—	$—
Third Quarter	37.00	37.00
Second Quarter	37.00	37.00
First Quarter	37.00	37.00
2005
Fourth Quarter	$37.00	$37.00
Third Quarter	37.00	37.00
Second Quarter	37.00	37.00
First Quarter	37.00	37.00
2004
Fourth Quarter	$35.00	$35.00
Third Quarter	35.00	35.00
Second Quarter	35.00	32.00
First Quarter	35.00	32.00

SUPERVISION AND REGULATION

Atlantic Southern is subject to extensive state and federal banking regulations that impose restrictions on and provide for general regulatory oversight of its operations. These laws generally are intended to protect depositors and not shareholders. The following discussion describes the material elements of the regulatory framework that applies to them.

Atlantic Southern Financial Group, Inc.

Because Atlantic Southern owns all of the capital stock of Atlantic Southern Bank, they are a bank holding company under the BHCA. As a result, they are primarily subject to the supervision, examination and reporting requirements of the BHCA and the regulations of the Federal Reserve Board. As a bank holding company located in Georgia, the GDBF also regulates and monitors all significant aspects of the company’s operations.

Acquisitions of Banks.   The BHCA requires every bank holding company to obtain the Federal Reserve’s prior approval before:

•       acquiring direct or indirect ownership or control of any voting shares of any bank if, after the acquisition, the bank holding company will directly or indirectly own or control more than 5% of the bank’s voting shares;

•       acquiring all or substantially all of the assets of any bank; or

•       merging or consolidating with any other bank holding company.

Additionally, the Bank Holding Company Act provides that the Federal Reserve may not approve any of these transactions if it would result in or tend to create a monopoly or, substantially lessen competition or otherwise function as a restraint of trade, unless the anti-competitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served. The Federal Reserve’s consideration of financial resources generally focuses on capital adequacy, which is discussed below.

Under the BHCA, if adequately capitalized and adequately managed, Atlantic Southern, as well as other banks located within Georgia, may purchase a bank located outside of Georgia. Conversely, an adequately capitalized and adequately managed bank holding company located outside of Georgia may purchase a bank located inside Georgia. In each case, however, restrictions may be placed on the acquisition of a bank that has only been in existence for a limited amount of time or will result in specified concentrations of deposits. Currently, Georgia law prohibits a bank holding company from acquiring control of a financial institution until the target financial institution has been incorporated for three years. Because the bank has been chartered for more than three years, this limitation would not limit Atlantic Southern’s ability to sell.

Change in Bank Control.   Subject to various exceptions, the BHCA and the Change in Bank Control Act, together with related regulations, require Federal Reserve approval prior to any person or company acquiring “control” of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of the bank holding company. Control is rebuttably presumed to exist if a person or company acquires 10% or more, but less than 25%, of any class of voting securities and either:

•       the bank holding company has registered securities under Section 12 of the Securities Act of 1934; or

•       no other person owns a greater percentage of that class of voting securities immediately after the transaction.

Atlantic Southern’s common stock is registered under Section 12 of the Securities Exchange Act of 1934. The regulations provide a procedure for challenging any rebuttable presumption of control.

Permitted Activities.   A bank holding company is generally permitted under the BHCA, to engage in or acquire direct or indirect control of more than 5% of the voting shares of any company engaged in the following activities:

•       banking or managing or controlling banks; and

•       any activity that the Federal Reserve determines to be so closely related to banking as to be a proper incident to the business of banking.

Activities that the Federal Reserve has found to be so closely related to banking as to be a proper incident to the business of banking include:

•       factoring accounts receivable;

•       making, acquiring, brokering or servicing loans and related activities;

•       leasing personal or real property;

•       operating a non-bank depository institution, such as a savings association;

•       trust company functions;

•       financial and investment advisory activities;

•       conducting discount securities brokerage activities;

•       underwriting and dealing in government obligations and money market instruments;

•       providing specified management consulting and counseling activities;

•       performing selected data processing services and support services;

•       acting as agent or broker in selling credit life insurance and other types of insurance in connection with credit transactions; and

•       performing selected insurance underwriting activities.

Despite prior approval, the Federal Reserve may order a bank holding company or its subsidiaries to terminate any of these activities or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that the bank holding company’s continued ownership, activity or control constitutes a serious risk to the financial safety, soundness or stability of it or any of its bank subsidiaries.

Gramm-Leach-Bliley Act; Financial Holding Companies.   The Financial Services Modernization Act of 1999, or the Gramm-Leach-Bliley Act, revised and expanded the provisions of the BHCA by including provisions that permit a bank holding company to qualify and elect to become a financial holding company. In addition to the permissible bank holding company activities listed above, a financial holding company may engage in additional activities that are financial in nature or incidental or complementary to financial activity. Under the regulations implementing the Gramm-Leach-Bliley Act, the following activities are considered financial in nature:

•       lending, trust and other banking activities;

•       insuring, guaranteeing or indemnifying against loss or harm, or providing and issuing annuities and acting as principal, agent or broker for these purposes, in any state;

•       providing financial, investment or advisory services;

•       issuing or selling instruments representing interests in pools of assets permissible for a bank to hold directly;

•       underwriting, dealing in or making a market in securities;

•       other activities that the Federal Reserve Board may determine to be so closely related to banking or managing or controlling banks as to be a proper incident to managing or controlling banks;

•       foreign activities permitted outside of the United States if the Federal Reserve Board has determined them to be usual in connection with banking operations abroad;

•       merchant banking through securities or insurance affiliates; and

•       insurance company portfolio investments.

To qualify to become a financial holding company, any subsidiary bank must be well capitalized and well managed and must have a Community Reinvestment Act rating of at least “satisfactory.” Additionally, we would be required to file an election with the Federal Reserve to become a financial holding company and must provide the Federal Reserve Board with 30 days’ written notice prior to engaging in a permitted financial activity. While Atlantic Southern meets the qualification standards applicable to financial holding companies, it has not elected to become a financial holding company at this time.

Support of Subsidiary Institution.   Under Federal Reserve policy, Atlantic Southern is expected to act as a source of financial strength and commit resources to support Atlantic Southern Bank. This support may be required at times when, without this Federal Reserve policy, the company might not be inclined to provide it. Accordingly, in connection with the formation of the bank holding company Atlantic Southern made a commitment to the Federal Reserve not to incur any debt without its approval. In addition, any capital loans made by the company to Atlantic Southern Bank will be repaid only after its deposits and various other obligations are repaid in full. In the unlikely event of the company’s bankruptcy, any commitment given to a federal bank regulatory agency to maintain the capital of Atlantic Southern Bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

Atlantic Southern Bank

Since Atlantic Southern Bank is a commercial bank chartered under the laws of the State of Georgia, it is primarily subject to the supervision, examination and reporting requirements of the FDIC and the GDBF. The FDIC and GDBF regularly examine the bank’s operations and have the authority to approve or disapprove mergers, the establishment of branches and similar corporate actions. Both regulatory agencies have the power to prevent the continuance or development of unsafe or unsound banking practices or other violations of law. Additionally, the bank’s deposits are insured by the FDIC to the maximum extent provided by law. Atlantic Southern Bank is also subject to numerous state and federal statutes and regulations that affect our business, activities and operations.

Branching.   Under current Georgia law, Atlantic Southern may open branch offices throughout Georgia with the prior approval of the GDBF. In addition, with prior regulatory approval, it may acquire branches of existing banks located in Georgia. Atlantic Southern Bank and any other national or state-chartered bank generally may branch across state lines only if allowed by the applicable states’ laws. Georgia law, with limited exceptions, currently permits branching across state lines only through interstate mergers.

Under the Federal Deposit Insurance Act, states may “opt-in” and allow out-of-state banks to branch into their state by establishing a new start-up branch in the state. Currently, Georgia has not opted-in to this provision. Therefore, interstate merger is the only method through which a bank located outside of Georgia may branch into Georgia. This provides a limited barrier of entry into the Georgia banking market, which protects Atlantic Southern from an important segment of potential competition. However, because Georgia has elected not to opt-in, Atlantic Southern’s ability to establish a new start-up branch in another state is limited. Many states that have elected to opt-in have done so on a reciprocal basis, meaning that an out-of-state bank may establish a new start-up branch only if their home state has also elected to opt-in. Consequently, until Georgia changes its election, the only way Atlantic Southern will be able to branch into states that have elected to opt-in on a reciprocal basis will be through interstate merger.

Prompt Corrective Action.   The Federal Deposit Insurance Corporation Improvement Act of 1991 establishes a system of prompt corrective action to resolve the problems of undercapitalized financial institutions. Under this system, the federal banking regulators have established five capital categories in which all institutions are placed: (1) well capitalized, (2) adequately capitalized, (3) undercapitalized, (4) significantly undercapitalized and (5) critically undercapitalized. The federal banking agencies have also specified by regulation the relevant capital levels for each of the other categories.

Federal banking regulators are required to take some mandatory supervisory actions and are authorized to take other discretionary actions with respect to institutions in the three undercapitalized categories. The severity of the action depends upon the capital category in which the institution is placed. Generally, subject to a narrow exception, the banking regulator must appoint a receiver or conservator for an institution that is critically undercapitalized. An institution in any of the undercapitalized categories is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. An undercapitalized institution is generally prohibited from increasing its average total assets, making acquisitions, establishing any branches or engaging in any new line of business, except under an accepted capital restoration plan or with FDIC approval. The regulations also establish procedures for downgrading an institution to a lower capital category based on supervisory factors other than capital.

FDIC Insurance Assessments.   The FDIC has adopted a risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The system assigns an institution to one of three capital categories: (1) well capitalized, (2) adequately capitalized and (3) undercapitalized. These three categories are substantially similar to the prompt corrective action categories described above, with the “undercapitalized” category including institutions that are undercapitalized, significantly undercapitalized and critically undercapitalized for prompt corrective action purposes. The FDIC also assigns an institution to one of three supervisory subgroups based on a supervisory evaluation that the institution’s primary federal regulator provides to the FDIC and information that the FDIC determines to be relevant to the institution’s financial condition and the risk posed to the deposit insurance funds. Assessments range from 0 to 27 cents per $100 of deposits, depending on the institution’s capital group and supervisory subgroup. In addition, the FDIC imposes assessments to help pay off the $780 million in annual interest payments on the $8 billion Financing Corporation bonds issued in the late 1980s as part of the government rescue of the thrift industry. This assessment rate is adjusted quarterly and was set at 1.26 cents per $100 of deposits for the third quarter of 2006.

As a final resort, the FDIC may terminate its insurance of deposits if it finds that the institution has engaged in unsafe and unsound practices; is in an unsafe or unsound condition to continue operations; or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

Community Reinvestment Act.   The Community Reinvestment Act requires the appropriate federal regulator, in connection with its examinations of financial institutions within its jurisdiction, to evaluate the record of each financial institution in meeting the credit needs of its local community, including low and moderate-income neighborhoods. The federal regulator considers these factors in evaluating mergers, acquisitions and applications to open a branch or facility. Our failure to adequately meet these criteria could impose additional requirements and limitations. A bank with aggregate assets of $250 million or less, under the Gramm-Leach-Bliley Act, is subject to a Community Reinvestment Act examination only once every 60 months if it receives an outstanding rating, once every 48 months if it receives a satisfactory rating, and as needed if its rating is less than satisfactory. Additionally, banks are required to publicly disclose the terms of various Community Reinvestment Act-related agreements.

Other Regulations.   Interest and other charges collected or contracted for by the bank are subject to state usury laws and federal laws concerning interest rates. The bank’s loan operations will be subject to federal laws applicable to credit transactions, such as the:

•       Federal Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

•       Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

•       Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

•       Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies;

•       Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies;

•       Servicemembers Civil Relief Act, which amended the Soldiers’ and Sailors’ Civil Relief Act of 1940, governing the repayment terms of, and property rights underlying, secured obligations of persons in military service; and

•       rules and regulations of the various federal agencies charged with the responsibility of implementing these federal laws.

The deposit operations of the bank are subject to the:

•       Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records; and

•       Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve Board to implement that act, which govern automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services.

Capital Adequacy

Atlantic Southern is required to comply with the capital adequacy standards established by the Federal Reserve, in the case of Atlantic Southern Financial Group, and the FDIC, in the case of the bank.

The Federal Reserve has established a risk-based and a leverage measure of capital adequacy for bank holding companies. The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies, to account for off-balance-sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance-sheet items, such as letters of credit and unfunded loan commitments, are assigned to broad risk categories, each with appropriate risk weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance-sheet items.

The minimum guideline for the ratio of total capital to risk-weighted assets is 8%. Total capital consists of two components, Tier 1 Capital and Tier 2 Capital. Tier 1 Capital generally consists of common stock, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock and a limited amount of qualifying cumulative perpetual preferred stock, less goodwill and other specified intangible assets. Tier 1 Capital must equal at least 4% of risk-weighted assets. Tier 2 Capital generally consists of subordinated debt, other preferred stock and a limited amount of loan loss reserves. The total amount of Tier 2 Capital is limited to 100% of Tier 1 Capital. At June 30, 2006, Atlantic Southern’s ratio of total capital to risk-weighted assets was 15.23% and Atlantic Southern’s ratio of Tier 1 Capital to risk-weighted assets was 14.02%.

In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio of Tier 1 Capital to average assets, less goodwill and other specified intangible assets, of 3% for bank holding companies that meet specified criteria, including having the highest regulatory rating and implementing the Federal Reserve’s risk-based capital measure for market risk. All other bank holding companies generally are required to maintain a leverage ratio of at least 4%. At June 30, 2006, Atlantic Southern’s Tier 1 leverage ratio was 12.92%. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without reliance on intangible assets. The Federal Reserve considers the leverage ratio and other indicators of capital strength in evaluating proposals for expansion or new activities.

Failure to meet capital guidelines could subject a bank and a bank holding company to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the

FDIC, a prohibition on accepting brokered deposits and certain other restrictions on its business. As described above, significant additional restrictions can be imposed on FDIC-insured depository institutions that fail to meet applicable capital requirements.

Payment of Dividends

Atlantic Southern Financial Group is a legal entity separate and distinct from Atlantic Southern Bank. The principal sources of its cash flow, including cash flow to pay dividends to its shareholders, are dividends that are received from the bank. Statutory and regulatory limitations apply to the payment of dividends by a subsidiary bank to its bank holding company. These same limitations apply to a bank holding company’s payment of dividends to its shareholders. Our payment of dividends may also be affected by other factors, such as the requirement to maintain adequate capital above regulatory guidelines.

Statutory and regulatory limitations apply to our payment of dividends to our shareholders. If, in the opinion of the federal banking regulator, we were engaged in or about to engage in an unsafe or unsound practice, the federal banking regulator could require, after notice and a hearing, that we cease and desist from its practice. The federal banking agencies have indicated that paying dividends that deplete a depository institution’s capital base to an inadequate level would be an unsafe and unsound banking practice. Under the Federal Deposit Insurance Corporation Improvement Act of 1991, a depository institution may not pay any dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. Moreover, the federal agencies have issued policy statements that provide that insured banks should generally only pay dividends out of current operating earnings

The GDBF also regulates our dividend payments and must approve dividend payments that would exceed 50% of the bank’s net income for the prior year. Our payment of dividends may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines.

In 2005, Atlantic Southern declared no dividends. The company has not declared a dividend since its inception and does not expect to do so in the foreseeable future. Instead, Atlantic Southern anticipates that all of its earnings, if any, will be used for working capital, to support its operations and to finance the growth and development of our business. Any future determination relating to dividend policy will be made at the discretion of Atlantic Southern’s board of directors and will depend on many of the statutory and regulatory factors mentioned above.

Restrictions on Transactions with Affiliates

Atlantic Southern Financial Group and Atlantic Southern Bank are subject to the provisions of Section 23A of the Federal Reserve Act. Section 23A places limits on the amount of:

•       a bank’s loans or extensions of credit to affiliates;

•       a bank’s investment in affiliates;

•       assets a bank may purchase from affiliates, except for real and personal property exempted by the Federal Reserve;

•       loans or extensions of credit to third parties collateralized by the securities or obligations of affiliates; and

•       a bank’s guarantee, acceptance or letter of credit issued on behalf of an affiliate.

The total amount of the above transactions is limited in amount, as to any one affiliate, to 10% of a bank’s capital and surplus and, as to all affiliates combined, to 20% of a bank’s capital and surplus. In addition to the limitation on the amount of these transactions, each of the above transactions must also meet specified collateral requirements. Atlantic Southern must also comply with other provisions designed to avoid the taking of low-quality assets.

Atlantic Southern is subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibit an institution from engaging in the above transactions with affiliates unless the transactions are on terms substantially the same, or at least as favorable to the institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

Atlantic Southern is subject to restrictions on extensions of credit to our executive officers, directors, principal shareholders and their related interests. These extensions of credit (1) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties and (2) must not involve more than the normal risk of repayment or present other unfavorable features.

Privacy

Under the Gramm-Leach-Bliley Act, financial institutions are required to disclose their policies for collecting and protecting confidential information. Customers generally may prevent financial institutions from sharing nonpublic personal financial information with nonaffiliated third parties except under narrow circumstances, such as the processing of transactions requested by the consumer or when the financial institution is jointly sponsoring a product or service with a nonaffiliated third party. Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing or other marketing to consumers. Atlantic Southern and the bank have established policies and procedures to assure our compliance with all privacy provisions of the Gramm-Leach-Bliley Act.

Consumer Credit Reporting

On December 4, 2003, President Bush signed the Fair and Accurate Credit Transactions Act amending the federal Fair Credit Reporting Act. These amendments to the Fair Credit Reporting Act (the “FCRA Amendments”) became effective in 2004.

The FCRA Amendments include, among other things:

•       requirements for financial institutions to develop policies and procedures to identify potential identity theft and, upon the request of a consumer, place a fraud alert in the consumer’s credit file stating that the consumer may be the victim of identity theft or other fraud;

•       consumer notice requirements for lenders that use consumer report information in connection with risk-based credit pricing programs;

•       for entities that furnish information to consumer reporting agencies (which would include Atlantic Southern Bank), requirements to implement procedures and policies regarding the accuracy and integrity of the furnished information and regarding the correction of previously furnished information that is later determined to be inaccurate; and

•       a requirement for mortgage lenders to disclose credit scores to consumers.

The FCRA Amendments also prohibit a business that receives consumer information from an affiliate from using that information for marketing purposes unless the consumer is first provided a notice and an opportunity to direct the business not to use the information for such marketing purposes (the opt-out), subject to certain exceptions. We do not share consumer information among our affiliated companies for marketing purposes, except as allowed under exceptions to the notice and opt-out requirements. Because no affiliate of Atlantic Southern Financial Group is currently sharing consumer information with any other affiliate of Atlantic Southern Financial Group for marketing purposes, the limitations on sharing of information for marketing purposes do not have a significant impact on us.

Anti-Terrorism and Money Laundering Legislation

We are subject to the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism of 2001 (the “USA PATRIOT Act”), the Bank Secrecy Act and rules and regulations of the Office of Foreign Assets Control (the “OFAC”). These statutes and related rules and regulations impose requirements and limitations on specific financial transactions and account relationships, intended to guard against money laundering and terrorism financing. We have established a customer identification program pursuant to Section 326 of the USA PATRIOT Act and the Bank Secrecy Act, and otherwise has implemented policies and procedures to comply with the foregoing rules.

Proposed Legislation and Regulatory Action

New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations and competitive relationships of financial institutions operating and doing business in the United States. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute.

Effect of Governmental Monetary Polices

Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve’s monetary policies have had, and are likely to continue to have, an important impact on the results of operations of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve affect the levels of bank loans, investments and deposits through its control over the issuance of United States government securities, its regulation of the discount rate applicable to member banks and its influence over reserve requirements to which member banks are subject. We cannot predict the nature or impact of future changes in monetary and fiscal policies.

OTHER MATTERS

Sapelo’s management is not aware of any other matters to be brought before the special shareholders’ meeting. However, if any other matters are properly brought before the meeting, the persons named in the enclosed forms of proxy will have discretionary authority to vote all proxies with respect to such matters in accordance with their judgment.

EXPERTS

The consolidated financial statements and schedules as of December 31, 2005 and for each of the years in the three-year period ended December 31, 2005 incorporated in this prospectus and registration statement by reference from Atlantic Southern’s Annual Report on Form 10-K for the year ended December 31, 2005 have been audited by Thigpen Jones Seaton and Co.

LEGAL MATTERS

Powell Goldstein LLP has provided an opinion to Atlantic Southern and Sapelo as to the validity of the shares of common stock that Atlantic Southern will issue in the merger. The federal tax consequences of the merger have been passed upon by Powell Goldstein LLP. Certain additional legal matters relating to the merger are being passed upon for Atlantic Southern by Powell Goldstein LLP and for Sapelo by Troutman Sanders LLP.

IMPORTANT NOTICE FOR SAPELO’S SHAREHOLDERS

If you cannot locate your Sapelo common stock certificate(s), please contact Randy Hicks at Sapelo, 1200 Northway Street, Darien, Georgia 31305 telephone number (912) 437-5252. If you have misplaced your stock certificates or if you hold certificates in names other than your own and wish to vote in person at the special meeting, we encourage you to resolve those matters before the meeting.

Please do not send your Sapelo stock certificates at this time.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Atlantic Southern is a publicly traded company and is required to file certain reports, proxy statements and other information with the SEC. The SEC maintains a web site on the Internet that contains reports, proxy statements and other information about public companies, including Atlantic Southern. The address of that site is http://www.sec.gov. You may also read and copy any materials filed with the SEC by Atlantic Southern at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

Atlantic Southern has filed a registration statement on Form S-4 with the SEC that registers the Atlantic Southern common stock to be issued in the merger. This proxy statement-prospectus is a part of that registration statement and constitutes a prospectus of Atlantic Southern and a proxy statement of Sapelo for the special meeting.

This proxy statement-prospectus does not contain all of the information in the registration statement. Please refer to the registration statement for further information about Atlantic Southern and the Atlantic Southern common stock to be issued in the merger. Statements contained in this proxy statement-prospectus concerning the provisions of certain documents included in the registration statement are not necessarily complete. A complete copy of each document is filed as an exhibit to the registration statement. You may obtain copies of all or any part of the registration statement, including exhibits thereto, upon payment of the prescribed fees, at the offices of the SEC listed above.

Atlantic Southern has supplied all of the information contained in this proxy statement-prospectus relating to Atlantic Southern and its subsidiary banks. Sapelo has supplied all of the information relating to it.

This proxy statement-prospectus incorporates by reference important business and financial information about Atlantic Southern that is not included in or delivered with the proxy statement-prospectus. That information is available without charge upon your request to:

Atlantic Southern Financial Group, Inc.
Attn: Chief Financial Officer
4077 Forsyth Road
Macon, Georgia 30210
Telephone: (478) 757-8181

You should make your request before December 5, 2006 in order to receive the information prior to the meeting.

APPENDIX A

AMENDED AND RESTATED
AGREEMENT AND PLAN OF REORGANIZATION

AMENDED AND RESTATED

AGREEMENT AND PLAN OF REORGANIZATION

BY AND AMONG

ATLANTIC SOUTHERN FINANCIAL GROUP, INC.,

ATLANTIC SOUTHERN BANK,

SAPELO BANCSHARES, INC.,

AND

SAPELO NATIONAL BANK

Dated as of September 27, 2006

EXHIBITS

AMENDED AND RESTATED
AGREEMENT AND PLAN OF REORGANIZATION

THIS AMENDED AND RESTATED AGREEMENT AND PLAN OF REORGANIZATION (this “Agreement”) is made and entered into as of September 27, 2006, by and among ATLANTIC SOUTHERN FINANCIAL GROUP, INC. (“Purchaser”), a Georgia corporation, and ATLANTIC SOUTHERN BANK (“Purchaser Bank”), a Georgia chartered bank on one hand, and SAPELO BANCSHARES, INC. (“Target”), a Georgia corporation and SAPELO NATIONAL BANK (“Target Bank”), a national banking association on the other hand, for the purpose of amending and restating that certain Agreement and Plan of Reorganization, dated as of July 26, 2006 (the “Original Agreement”), in order to correct a scrivener’s error in Section 3.1(c) of the Original Agreement

Preamble

The respective Boards of Directors of Target, Purchaser, Target Bank and Purchaser Bank are of the opinion that the transactions described herein are in the best interests of the parties to this Agreement and their respective shareholders. This Agreement provides for (i) the merger of Target Bank with and into Purchaser Bank (the “Bank Merger”) and (ii) the merger of Target with and into Purchaser, as a result of which the outstanding shares of the capital stock of Target shall be converted into the right to receive cash and shares of the common stock of Purchaser and the shareholders of Target (other than those shareholders, if any, who exchange their shares solely for cash) shall become shareholders of Purchaser (the “Company Merger” and, together with the Bank Merger, the “Mergers”). The transactions described in this Agreement are subject to the approvals of the shareholders of Target, the Board of Governors of the Federal Reserve System, the Georgia Department of Banking and Finance, the Federal Deposit Insurance Corporation and the satisfaction of certain other conditions described in this Agreement. It is the intention of the parties of this Agreement that the Company Merger for federal income tax purposes shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code.

Certain terms used in this Agreement are defined in Section 11.1 of this Agreement.

NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, the parties agree as follows:

ARTICLE 1
TRANSACTIONS AND TERMS OF MERGER

1.1   Company Merger.   Subject to the terms and conditions of this Agreement, Target shall be merged with and into Purchaser in accordance with the provisions of Section 14-2-1101 of the GBCC and with the effect provided in Section 14-2-1106 of the GBCC. Purchaser shall be the Surviving Entity resulting from the Company Merger and shall continue to be governed by the Laws of the State of Georgia. The Company Merger shall be consummated pursuant to the terms of this Agreement, which has been approved and adopted by the respective Boards of Directors of Target and Purchaser.

1.2   Bank Merger.   Concurrent with the consummation of the Company Merger, Target Bank shall be merged with and into Purchaser Bank in accordance with the Financial Institutions Code of Georgia pursuant to the terms and conditions of the Bank Agreement and Plan of Merger and Merger Agreement attached hereto as Exhibit A. Target shall vote the shares of Target Bank in favor of the Bank Merger Agreement and the Bank Merger.

1.3   Time and Place of Closing.   The closing of the transactions contemplated hereby (the “Closing”) will take place at 9:00 A.M. on the date that the Effective Time occurs (or the immediately preceding day if the Effective Time is earlier than 9:00 A.M.), or at such other time as the Parties, acting through their authorized officers, may mutually agree. The Closing shall be held at the office of Powell Goldstein LLP, 1201 West Peachtree St., Atlanta, GA 30309, or at such location as may be mutually agreed upon by the Parties.

1.4   Effective Time.   The Mergers and other transactions contemplated by this Agreement shall become effective on the date and at the time the Certificate of Merger reflecting the Mergers shall become effective with the Secretary of State of Georgia (the “Effective Time”). At the Effective Time, the separate corporate existence of Target and Target Bank shall cease, and Purchaser and Purchaser Bank, respectively, shall continue as the Surviving Entity.

ARTICLE 2
TERMS OF MERGER

2.1   Articles of Incorporation.   The Articles of Incorporation of Purchaser and Purchaser Bank in effect immediately prior to the Effective Time shall be the Articles of Incorporation of the respective Surviving Entity.

2.2   Bylaws.   The Bylaws of Purchaser and Purchaser Bank in effect immediately prior to the Effective Time shall be the Bylaws of the respective Surviving Entity until duly amended or repealed.

2.3   Directors and Officers.   The officers and directors of Purchaser and Purchaser Bank in office immediately prior to the Effective Time shall serve as the officers and directors of the respective Surviving Entity from and after the Effective Time.

ARTICLE 3
MANNER OF CONVERTING SHARES

3.1   Conversion of Target Shares.   Subject to the provisions of this Article 3, at the Effective Time, by virtue of the Company Merger and without any action on the part of Purchaser, Target, or the shareholders of either of the foregoing, the shares of the constituent corporations shall be converted as follows:

(a)        Each share of capital stock of Purchaser issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

(b)        Each share of Target Common Stock outstanding immediately prior to the Effective Time, other than shares held by Target or with respect to which the holders thereof have perfected dissenters’ rights under Article 13 of the GBCC (the “Dissenting Shares”), shall automatically be converted at the Effective Time into the right to receive its pro rata portion of the Merger Consideration (adjusted proportionately for any stock split, stock dividend, recapitalization, reclassification, or similar transaction that is effected by either Party, or for which a record date occurs). Such shares to be converted are sometimes referred to herein as the “Outstanding Target Shares.” Each holder of Target Common Stock may elect to receive his or her portion of the Merger Consideration in the form of (i) cash in the amount of $63.00 per share of Target Common Stock, (ii) 2.10 shares of Purchaser Common Stock per share of Target Common Stock, or (iii) a combination of both.

The relative proportions of a shareholder’s elected portion of the Merger Consideration represented by cash and shares of Purchaser Common Stock is subject to pro rata adjustment by the Exchange Agent to the extent necessary to effect the issuance of the proper amounts of Stock Consideration, subject to the following: (i) in the case of holders of Target Common Stock that fail to make a timely election or do not indicate an election, such holders shall receive their pro rata portion of Stock Consideration and Cash Consideration in the following order: a) any remaining available Stock Consideration in the event elections to receive Purchaser Common Stock does not exceed the aggregate number of shares of Stock Consideration, then b) Cash Consideration; (ii) if the total of elections to receive Purchaser Common Stock plus Purchaser Common Stock to be received by holders of Target Common Stock that fail to make a timely election does not exceed the aggregate amount of the Stock Consideration, only holders of Target Common Stock that have elected to receive any portion of their Merger Consideration in cash shall receive a combination of Cash Consideration and Stock Consideration adjusted by the Exchange Agent on a pro rata basis (with others receiving only their pro rata portion of the Stock Consideration); and (iii) if elections to receive shares of Purchaser Common Stock exceed the aggregate number of shares in the Stock Consideration, only holders of Target Common Stock that have elected to receive Purchaser Common Stock shall receive a mix of Cash Consideration and Stock Consideration adjusted by the Exchange Agent on a pro rata basis (with others receiving only their pro rata portion of the Cash Consideration).

(c)        Notwithstanding any other provision of this Agreement, each holder of Outstanding Target Shares exchanged pursuant to the Company Merger who would otherwise have been entitled to receive a fraction of a share of Purchaser Common Stock (after taking into account all certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of Purchaser Common Stock multiplied by $30.00. No such holder will be entitled to dividends, voting rights, or any other rights as a shareholder in respect of any fractional shares.

(d)        Each share of Target Common Stock that is not an Outstanding Target Share as of the Effective Time, including any shares of Target Common Stock owned by Target, shall be canceled without consideration therefor.

(e)        No Dissenting Shares shall be converted in the Company Merger. All such shares shall be canceled, and the holders thereof shall thereafter have only such rights as are granted to dissenting shareholders under Article 13 of the GBCC; provided, however, that if any such shareholder fails to perfect his or her rights as a dissenting shareholder with respect to his or her Dissenting Shares in accordance with Article 13 of the GBCC or withdraws or loses such holder’s Dissenter’s Rights, such shares held by such shareholder shall be treated the same as all other holders of Target Common Stock who at the Effective Time held Outstanding Target Shares.

3.2   Conversion of Target Bank Shares.   Subject to the provisions of this Article 3, at the Effective Time, by virtue of the Bank Merger and without any action on the part of Purchaser Bank, Target Bank, or the shareholders of either of the foregoing, the shares of the constituent corporations shall be converted as follows:

(a)        Each share of capital stock of Purchaser Bank issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

(b)        Each share of Target Bank common stock outstanding immediately prior to the Effective Time shall automatically be cancelled at the Effective Time.

ARTICLE 4
EXCHANGE OF SHARES

4.1   Exchange Procedures.   Prior to the Effective Time, Purchaser shall select a transfer agent, bank or trust company to act as exchange agent (the “Exchange Agent”) to effect the delivery of the Merger Consideration to holders of Target Common Stock. At the Effective Time, Purchaser shall deliver the Merger Consideration to the Exchange Agent. Promptly following the Effective Time, the Exchange Agent shall send to each holder of Outstanding Target Shares immediately prior to the Effective Time an election form and letter of transmittal (the “Letter of Transmittal”) for use in exchanging certificates previously evidencing shares of Target Common Stock (“Old Certificates”). The Letter of Transmittal will contain instructions with respect to the surrender of Old Certificates and the distribution of any cash and certificates representing Purchaser Common Stock, which certificates shall be deposited with the Exchange

Agent by Purchaser as of the Effective Time. If any certificates for shares of Purchaser Common Stock are to be issued in a name other than that for which an Old Certificate surrendered or exchanged is issued, the Old Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and the person requesting such exchange shall affix any requisite stock transfer tax stamps to the Old Certificate surrendered or provide funds for their purchase or establish to the satisfaction of the Exchange Agent that such taxes are not payable. Subject to applicable law and to the extent that the same has not yet been paid to a public official pursuant to applicable abandoned property laws, upon surrender of his or her Old Certificates, the holder thereof shall be paid the consideration to which he or she is entitled. All such property, if held by the Exchange Agent for payment or delivery to the holders of unsurrendered Old Certificates and unclaimed at the end of one (1) year from the Effective Time, shall at such time be paid or redelivered by the Exchange Agent to Purchaser, and after such time any holder of an Old Certificate who has not surrendered such certificate shall, subject to applicable laws and to the extent that the same has not yet been paid to a public official pursuant to applicable abandoned property laws, look as a general creditor only to Purchaser for payment or delivery of such property. In no event will any holder of Target Common Stock exchanged in the Merger be entitled to receive any interest on any amounts held by the Exchange Agent or Purchaser of the Merger Consideration.

4.2   Rights of Former Target Shareholders.

(a)        At the Effective Time, the stock transfer books of Target shall be closed as to holders of Target Common Stock immediately prior to the Effective Time and no transfer of Target Common Stock by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 4.1, each Certificate theretofore representing Outstanding Target Shares shall from and after the Effective Time represent for all purposes only the right to receive the consideration provided in Section 3.1 in exchange therefor. To the extent permitted by Law, former shareholders of record of Target shall be entitled to vote after the Effective Time at any meeting of Purchaser shareholders the number of whole shares of Purchaser Common Stock into which their respective shares of Target Common Stock are converted, regardless of whether such holders have exchanged their Old Certificates for certificates representing Purchaser Common Stock in accordance with the provisions of this Agreement.

(b)        Whenever a dividend or other distribution is declared by Purchaser on the Purchaser Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares of Purchaser Common Stock issuable pursuant to this Agreement, but no dividend or other distribution payable to the holders of record of Purchaser Common Stock as of any time subsequent to the Effective Time shall be delivered to the holder of any Old Certificate until such holder surrenders such Old Certificate for exchange as provided in Section 4.1. However, upon surrender of such Old Certificate, both the Purchaser Common Stock certificate and any undelivered dividends and cash payments payable hereunder (without interest) shall be delivered and paid with respect to each share represented by such Old Certificate.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF TARGET AND TARGET BANK

Target hereby represents and warrants to Purchaser as follows:

5.1   Organization, Standing, and Power.

(a)        Target is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Georgia, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its Assets. Target is duly qualified or licensed to transact business as a foreign corporation in good standing in the jurisdictions where the character of the Assets or the nature or conduct of its business requires it to be so qualified or licensed. The minute book and other organizational documents for Target have been made available to Purchaser for its review and, except as disclosed in Section 5.1 of the Target Disclosure Memorandum, accurately reflect all amendments thereto and all proceedings of the Board of Directors and shareholders thereof.

(b)        Target Bank is a national bank duly organized, validly existing, and in good standing under the Laws of the United States of America, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its Assets. Target Bank is duly qualified or licensed to transact business and in good standing in jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a material adverse effect on Target. The minute books and other organizational documents and corporate records for Target Bank have been made available to Purchaser for its review and are true and complete in all material respects as in effect as of the date of this Agreement and accurately reflect in all material respects all amendments thereto and all proceeding of the Board of Directors and shareholder thereof. Target Bank is an insured institution as defined in the Federal Deposit Insurance Act and applicable regulations thereunder.

5.2   Authority of Target and Target Bank; No Breach By Agreement.

(a)        Target and Target Bank have the corporate power and authority necessary to execute, deliver, and perform their respective obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Mergers, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Target and Target Bank. Subject to the requisite approval by Target’s and Target Bank’s shareholders and any applicable Consents of Regulatory Authorities, this Agreement represents a legal, valid, and binding obligation of Target and Target Bank, enforceable against Target and Target Bank in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

(b)        Neither the execution and delivery of this Agreement by Target or Target Bank, nor the consummation by Target or Target Bank of the transactions contemplated hereby, nor compliance by Target or Target Bank with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of Target’s Articles of Incorporation or Bylaws or any resolution adopted by the board of directors or the shareholders of Target that is currently in effect, (ii) conflict with or result in a breach of any provision of Target Bank’s Articles of Incorporation or Bylaws or any resolution adopted by the board of directors or the shareholders of Target that is currently in effect, or (iii) except as disclosed in Section 5.2(b) of the Target Disclosure Memorandum, constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of Target or Target Bank under, any Contract or Permit of Target or Target Bank, or, (iv) subject to receipt of the requisite Consents referred to in Section 9.1(b), constitute or result in a Default under, or require any Consent pursuant to, any Law or Order applicable to Target, Target Bank or any of its Assets (including any Purchaser Entity or Target becoming subject to or liable for the payment of any Tax or any of the Assets owned by any Purchaser Entity or Target being reassessed or revalued by any Taxing authority).

(c)        Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by Target of the Company Merger, by Target Bank of the Bank Merger, and the other transactions contemplated in this Agreement.

5.3   Capital Stock.

(a)        The authorized capital stock of Target consists of 10,000,000 shares of $1.00 par value per share Target Common Stock, of which, as of the date of this Agreement, 231,011 shares are issued and 226,825 shares are outstanding (4,186 shares are held by Target as Treasury Stock), and 2,000,000 shares of preferred stock, no par value, of which no shares are issued and outstanding. In addition, 27,465 shares of Target Common Stock are reserved for issuance pursuant to outstanding options to purchase shares of common stock (the “Common Stock Options”). All of the issued and outstanding shares of capital stock of Target are duly and validly issued and outstanding and are fully paid and nonassessable under the GBCC. None of the outstanding shares of capital stock of Target has been issued in violation of any preemptive rights of the current or past shareholders of Target.

(b)        The authorized capital stock of Target Bank consists of 5,000,000 shares of common stock, $10.00 par value per share. All of the issued and outstanding shares of capital stock of Target Bank are duly and validly issued and outstanding and are fully paid and nonassessable (except for assessment pursuant to 12 U.S.C. §55).

(c)        Except as set forth in Section 5.3(a) or 5.3(b) of this Agreement or in Section 5.3(b) of the Target Disclosure Memorandum, there are no (i) shares of capital stock, preferred stock or other equity securities of Target or Target Bank outstanding or (ii) outstanding Equity Rights relating to the capital stock of Target or Target Bank. Any outstanding Equity Rights disclosed in Section 5.3(b) of the Target Disclosure Memorandum will be exercised or cancelled prior to the Closing.

5.4   Target Subsidiaries.   Target has disclosed in Section 5.4 of the Target Disclosure Memorandum all of the Target Subsidiaries as of the date of this Agreement. No equity securities of a Target Subsidiary is or may become required to be issued (other than to Target) by reason of any options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of a Target Subsidiary, and there are no contracts by which a Target Subsidiary is bound to issue (other than to Target) additional shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock (other than to Target). There are no contracts relating to the rights of any Target Entity to vote or to dispose of any shares of the capital stock of a Target Subsidiary.

5.5   Financial Statements.   Target has delivered to Purchaser copies of all Target Financial Statements and will deliver to Purchaser copies of all similar financial statements prepared subsequent to the date hereof. The Target Financial Statements and any supplemental financial statements (as of the date thereof and for the periods covered thereby) (a) are, or if dated after the date of this Agreement will be, in accordance with the books and records of Target, which are and will be, as the case may be, complete and correct in all material respects and which have been or will have been, as the case may be, maintained in accordance with good business practices, (b) present or will present, as the case may be and in all material respects, fairly the financial position of Target as of the dates indicated and the results of operation, changes in shareholders’ equity, and cash flows of Target for the periods indicated, in accordance with GAAP (subject to any exceptions as to consistency specified therein or as may be indicated in the notes thereof or, in the case of interim financial statements, to the normal recurring year-end adjustments that are not material in any amount or effect), and (c) do not or will not, as the case may be, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

5.6   Absence of Undisclosed Liabilities.   Except as described in Section 5.6 of the Target Disclosure Memorandum, the Target Entities have no Liabilities of a nature required to be reflected on the consolidated balance sheets prepared in accordance with GAAP, except Liabilities that are accrued or reserved against in the consolidated balance sheets of the Target Entities as of March 31, 2006, included in the Target Financial Statements or reflected in the notes thereto. The Target Entities have not incurred or paid any Liability since December 31, 2005, except for such Liabilities incurred or paid (i) in the ordinary course of business consistent with past business practice and that are not reasonably likely to have, individually or in the aggregate, a Target Material Adverse Effect or (ii) to legal, financial and other advisers in connection with the transactions contemplated by this Agreement.

5.7   Loan and Investment Portfolios.   As of the date of this Agreement, all loans, discounts and financing leases reflected on the Target Financial Statements were, and with respect to the Target Financial Statements delivered as of the dates subsequent to the execution of this Agreement, will be as of the dates thereof, (a) at the time and under the circumstances in which made, made for good, valuable and adequate consideration in the ordinary course of business, (b) evidenced by genuine notes, agreements or other evidences of indebtedness and (c) to the extent secured, have been secured by valid liens and security interests that have been perfected. Except as specifically set forth in Section 5.7 of the Target Disclosure Memorandum, no Target Entity is a party to any written or oral loan agreement, note or borrowing arrangement, including any loan guaranty, that was, as of the most recent month-end (i) delinquent by more than 30 days in the payment of principal or interest, (ii) known by the Target Entities to be otherwise in Default for more than 30 days, (iii) classified as “substandard,” “doubtful,” “loss,” “other assets especially mentioned” or any comparable classification by Target, the FDIC or the Office of the Comptroller of the Currency, or (iv) an obligation of any director, executive officer or 10% shareholder of Target who is subject to Regulation O of the Federal Reserve Board (12 C.F.R. Part 215), or any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing.

5.8   Absence of Certain Changes or Events.   Since March 31, 2006, except as disclosed in the Target Financial Statements delivered prior to the date of this Agreement or in Section 5.8 of the Target Disclosure Memorandum, (i) there have been no events, changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Target Material Adverse Effect, (ii) Target has not declared, set aside for payment or paid any dividend to holders of, or declared or made any distribution on, any shares of Target Common Stock and (iii) no Target Entity has taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of the covenants and agreements of Target provided in Article 7. Except as may result from the transactions contemplated by this Agreement, no Target Entity has, since March 31, 2006:

(a)        except as set forth in Section 5.8(a) of the Target Disclosure Memorandum, borrowed any money other than deposits or overnight fed funds or entered into any capital lease or leases; or, except in the ordinary course of business and consistent with past practices: (i) lent any money or pledged any of its credit in connection with any aspect of its business whether as a guarantor, surety, issuer of a letter of credit or otherwise, (ii) mortgaged or otherwise subjected to any Lien any of its assets, sold, assigned or transferred any of its assets in excess of $50,000 in the aggregate or (iv) incurred any other Liability or loss representing, individually or in the aggregate, over $50,000;

(b)        suffered over $50,000 in damage, destruction or loss to immovable or movable property, whether or not covered by insurance;

(c)        experienced any material adverse change in Asset concentrations as to customers or industries or in the nature and source of its Liabilities or in the mix or interest-bearing versus noninterest-bearing deposits;

(d)        except as set forth in Section 5.8(d) of the Target Disclosure Memorandum, had any customer with a loan or deposit balance of more than $50,000 terminate, or received notice of such customer’s intent to terminate, its relationship with Target Bank;

(e)        failed to operate its business in the ordinary course consistent with past practices, or failed to use reasonable efforts to preserve its business or to preserve the goodwill of its customers and others with whom it has business relations;

(f)         except as set forth in Section 5.8(f) of the Target Disclosure Memorandum, forgiven any debt owed to it in excess of $50,000, or canceled any of its claims or paid any of its noncurrent obligations or Liabilities;

(g)        except as set forth in Section 5.8(g) of the Target Disclosure Memorandum, made any capital expenditure or capital addition or betterment in excess of $50,000.00;

(h)        except as set forth in Section 5.8(h) of the Target Disclosure Memorandum, entered into any agreement requiring the payment, conditionally or otherwise, of any salary, bonus, extra compensation (including payments for unused vacation or sick time), pension or severance payment to any of its present or former directors, officers or employees, except such agreements as are terminable at will without any penalty or other payment by it or increased (except for increases of not more than 5% consistent with past practices) the compensation (including salaries, fees, bonuses, profit sharing, incentive, pension, retirement or other similar payments) of any such person whose annual compensation would, following such increase, exceed $50,000;

(i)         except as required in accordance with GAAP, changed any accounting practice followed or employed in preparing the Target Financial Statements;

(j)         authorized or issued any additional shares of Target Common Stock, preferred stock, or Equity Rights; or

(k)        entered into any agreement, contract or commitment to do any of the foregoing.

5.9   Tax Matters.

(a)        All Tax Returns required to be filed by or on behalf of any Target Entity have been timely filed or requests for extensions have been timely filed, granted, and have not expired for all periods ended on or before the date of the most recent fiscal year end immediately preceding the Effective Time and all Tax Returns filed are complete and accurate in all material respects. All Taxes shown on filed Tax Returns have been paid. There is no audit examination, deficiency, or refund Litigation with respect to any Taxes, except as reserved against in the Target Financial Statements delivered prior to the date of this Agreement or as disclosed in Section 5.9 of the Target Disclosure Memorandum. Target’s federal income Tax Returns have not been audited by the IRS. All Taxes and other Liabilities due with respect to completed and settled examinations or concluded Litigation have been paid. There are no Liens with respect to Taxes upon any of the Assets of Target.

(b)        No Target Entity has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due that is currently in effect.

(c)        The provision for any Taxes due or to become due for any Target Entity for the period or periods through and including the date of the respective Target Financial Statements that has been made and is reflected on such Target Financial Statements is sufficient to cover all such Taxes.

(d)        Deferred Taxes of the Target Entities have been provided for in accordance with GAAP.

(e)        The Target Entities are in compliance with, and its records contain all information and documents (including properly completed IRS Forms W—9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state, and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Internal Revenue Code, except where any such failure to comply would not reasonably be expected to have a Target Material Adverse Effect.

(f)         No Target Entity has experienced a change in ownership with respect to its stock, within the meaning of Section 382 of the Internal Revenue Code, other than the ownership change that will occur as a result of the transactions contemplated by this Agreement.

(g)        There is no pending claim by any taxing authority of a jurisdiction where either the Target or Target Bank has not filed Tax Returns that either Target or Target Bank is subject to taxation in that jurisdiction.

(h)        There is no contract, agreement, plan or arrangement covering any person that, individually or collectively, could give rise to the payment of any amount (individually or in the aggregate) that would not be deductible by Purchaser, Purchaser Bank, Target or Target Bank by reason of Code Section 280G or would be subject to Code Section 4999.

(i)         Neither Target nor Target Bank has ever been a member of an “affiliated group” within the meaning of Code Section 1504(a) filing a consolidated federal income tax return, other than the “affiliated group” of which Target is the “common parent.” Neither Target nor Target Bank is a party to any Tax sharing or Tax allocation agreement that will remain in affect after consummation to the Mergers contemplated by this Agreement.

5.10   Allowance for Possible Loan Losses.   The allowance for possible loan or credit losses (the “Allowance”) shown on the consolidated balance sheets of the Target Entities included in the Target Financial Statements and the allowance shown on the consolidated balance sheets of the Target Entities as of dates subsequent to the execution of this Agreement will be, as of the dates thereof, adequate (within the meaning of GAAP and applicable regulatory requirements or guidelines) to provide for all known or reasonably anticipated losses relating to or inherent in the loan and lease portfolios (including accrued interest receivables) of the Target Entities and other extensions of credit (including letters of credit and commitments to make loans or extend credit) by Target as of the dates thereof.

5.11   Assets.

(a)        Except as disclosed in Section 5.11 of the Target Disclosure Memorandum or as disclosed or reserved against in the Target Financial Statements, the Target Entities have good and marketable title, free and clear of all Liens, to its Assets, except for (i) mortgages and encumbrances that secure indebtedness that is properly reflected in the Target Financial Statements or that secure deposits of public funds as required by law; (ii) Liens for taxes accrued but not yet payable; (iii) Liens arising as a matter of law in the ordinary course of business, provided that the obligations secured by such Liens are not delinquent or are being contested in good faith; (iv) such imperfections of title and encumbrances, if any, as do not materially detract from the value or materially interfere with the present use of any of such properties or Assets or the potential sale of any of such owned properties or Assets; and (v) capital leases and leases, if any, to third parties for fair and adequate consideration. All tangible properties used in the business of the Target Entities are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with Target’s past practices. All Assets which are material to the Target Entities’ businesses on a consolidated basis, held under leases or subleases by a Target Entity, are held under valid Contracts enforceable against such Target Entity in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought), and, to the Knowledge of the Target Entities, each such Contract is in full force and effect.

(b)        The Target Entities have paid all amounts due and payable under any insurance policies and guarantees applicable to the Target Entities and their respective Assets and operations; all such insurance policies and guarantees are in full force and effect, and all of the Target Entities’ material properties are insured in amounts, events and with deductibles, as set forth in Section 5.11(b) of the Target Disclosure Memorandum. No Target Entity has received notice from any insurance carrier that (i) any policy of insurance will be canceled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs with respect to such policies of insurance will be substantially increased. There are presently no claims for amounts exceeding in any individual case $10,000 pending under such policies of insurance, and no notices of claims in excess of such amounts have been given by a Target Entity under such policies.

(c)        With respect to each lease of any real property or personal property to which any Target Entity is a party (whether as lessee or lessor), except for financing leases in which a Target Entity is lessor, (i) such lease is in full force and effect in accordance with its terms against the Target Entity that is a party to the lease; (ii) all rents and other monetary amounts that have become due and payable thereunder have been paid by the Target Entity that is a party to the lease; (iii) there exists no Default under such lease by the Target Entity that is party to the lease; and (iv) upon receipt of the consents described in Section 5.11(c) of the Target Disclosure Memorandum, the Mergers will not constitute a default or a cause for termination or modification of such lease.

(d)        No Target Entity has a legal obligation, absolute or contingent, to any other person to sell or otherwise dispose of any substantial part of its Assets except in the ordinary course of business consistent with past practices.

(e)        The Target Entities’ Assets include all Assets required to operate the businesses of the Target Entities as presently conducted.

5.12   Intellectual Property.   The Target Entities own or have a license to use the Intellectual Property used by the Target Entities in the course of their businesses. The Target Entities own or have a license to any Intellectual Property sold or licensed to a third party by a Target Entity in connection with the Target Entities’ business operations, and the Target Entities have the right to convey by sale or license any Intellectual Property so conveyed. To the Knowledge of the Target Entities, no Target Entity has received notice of Default under any of their respective Intellectual Property licenses. No proceedings have been instituted, or are pending or overtly threatened, that challenge the rights of the Target Entities with respect to Intellectual Property used, sold or licensed by the Target Entities in the course of their businesses, nor has any person claimed or alleged any rights to such Intellectual Property. To the Knowledge of the Target Entities, the conduct of the Target Entities’ businesses does not infringe any Intellectual Property of any other person. Except as disclosed in Section 5.12 of the Target Disclosure Memorandum, no Target Entity is obligated to pay any recurring royalties to any Person with respect to any such Intellectual Property.

5.13   Environmental Matters.

(a)        To the Knowledge of the Target Entities, the Target Entities, their Participation Facilities, and its Operating Properties are, and have been, in compliance with all Environmental Laws.

(b)        To the Knowledge of the Target Entities, there is no Litigation pending or overtly threatened before any court, governmental agency, or authority or other forum in which the Target Entities or any of their Operating Properties or Participation Facilities (or the Target Entities in respect of such Operating Property or Participation Facility) has been or, with respect to overtly threatened Litigation, may be named as a defendant (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the Release into the indoor or outdoor Environment of any Hazardous Material, whether or not occurring in, at, on, under, about, adjacent to, or affecting (or potentially affecting) an Asset currently or formerly owned, leased, or operated by the Target Entities or any of its Operating Properties or Participation Facilities, nor is there any reasonable basis for any Litigation of a type described in this sentence.

(c)        During the period of (i) the Target Entities’ ownership or operation of any of their Assets, (ii) the Target Entities’ participation in the management of any Participation Facility, or (iii) the Target Entities’ holding of a security interest in an Operating Property, to the Knowledge of the Target Entities, there has been no Release of any Hazardous Material in, at, on, under, about, adjacent to, or affecting (or potentially affecting) such properties. Prior to the period of (i) the Target Entities’ ownership or operation of any of its Assets, (ii) the Target Entities’ participation in the management of any Participation Facility, or (iii) the Target Entities’ holding of a security interest in an Operating Property, to the Knowledge of the Target Entities, there was no Release of any Hazardous Material in, at, on, under, about, or affecting any such property, Participation Facility or Operating Property. No lead-based paint or asbestos in any form is present in, at, on, under, about, or affecting (or potentially affecting) any Asset.

(d)        Target has delivered to Purchaser true and complete copies and results of any reports, studies, analyses, tests, or monitoring possessed or initiated by a Target Entity pertaining to Hazardous Materials in, at, on, under, about, or affecting (or potentially affecting) any Asset, or concerning compliance by the Target Entities or any other Person for whose conduct it is or may be held responsible, with Environmental Laws.

(e)        There are no aboveground or underground storage tanks, whether in use or closed, in, at, on, under any Asset. Section 5.13(e) of the Target Disclosure Memorandum contains a detailed description of all above-ground or underground storage tanks removed by or on behalf of the Target Entities at or from any Asset. Any such tank removals were performed in accordance with Environmental Laws and no soil or groundwater contamination resulted from the operation or removal of such tanks.

5.14   Compliance with Laws.   Target is a Georgia corporation and a registered bank holding company under the BHC Act, as amended, and has in effect all Permits necessary for it to own, lease, or operate its Assets and to carry on its business as now conducted, and there has occurred no Default under any such Permit. Except as disclosed in Section 5.14 of the Target Disclosure Memorandum, no Target Entity is:

(a)        in Default under any of the provisions of its respective Articles of Incorporation or Bylaws (or other governing instruments);

(b)        in Default under any Laws, Orders, or Permits applicable to its business or employees conducting its business; or

(c)        since January 1, 2004, in receipt of any notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any Target Entity is not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces, (ii) threatening to revoke any Permits or (iii) requiring the Target Entity to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment, or memorandum of understanding, or to adopt any Board resolution or similar undertaking, which restricts materially the conduct of its business or in any manner relates to its capital adequacy, its credit or reserve policies or its management.

Target Bank is a national bank whose deposits are and will at the Effective Time be insured by the FDIC.

Copies of all reports, correspondence, notices and other documents relating to any inspection, audit, monitoring or other form of review or enforcement action by a Regulatory Authority have been made available to Purchaser.

5.15   Labor Relations.   No Target Entity is a party to any Litigation asserting that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state law) or seeking to compel it to bargain with any labor organization or other employee representative to wages or conditions of employment, nor is any Target Entity party to any collective bargaining agreement, nor is there any pending or, to the Knowledge of the Target Entities, threatened strike, slowdown, picketing, work stoppage or other labor dispute involving Target. There is no activity involving any employees of the Target Entities seeking to certify a collective bargaining unit or engaging in any other organization activity.

5.16   Employee Benefit Plans.

(a)        Target and any other entities which now or in the past five years constitute a single employer within the meaning of IRC Section 414 are hereinafter collectively referred to as the “Company Group.”

(b)        The following agreements, plans or arrangements, whether formal or informal and whether or not documented in writing, which are presently in effect and which cover current or former employees, directors and/or other service providers of any member of the Company Group (collectively “Participants” are referred to as the “Company Plans”):

(i)         Any employee benefit plan as defined in Section 3(3) of the ERISA, and any trust or other funding agency created thereunder, or under which any member of the Company Group, with respect to employees, has any outstanding, present, or future obligation or liability, or under which any employee or former employee has any present or future right to benefits which are covered by ERISA; or

(ii)       Any other pension, profit sharing, retirement, deferred compensation, stock purchase, stock option, incentive, bonus, vacation, severance, disability, hospitalization, medical, life insurance, split dollar or other employee benefit plan, program, policy, or arrangement, whether written or unwritten, formal or informal, which any member of the Company Group maintains or to which any member of the Company Group has any outstanding, present or future obligations to contribute or make payments under, whether voluntary, contingent or otherwise.

The plans, programs, policies, or arrangements described in subsection (i) or (ii) above are hereinafter collectively referred to as the “Company Plans.” Target has delivered to Purchaser true and complete copies, if any, of all written plan documents and contracts evidencing the Company Plans, as they may have been amended to the date hereof, together with the most recently filed IRS Form 5500 relating to each Company Plan, to the extent applicable, and any accompanying financial statements.

(c)        Except as to those plans identified in Section 5.16 of the Target Disclosure Memorandum as Company Plans intended to be qualified under Section 401(a) of the Internal Revenue Code (the “Company Qualified Plans”), no member of the Company Group maintains a Company Plan which meets or was intended to meet the requirements of Section 401(a). As to each Company Qualified Plan, the Internal Revenue Service has issued favorable determination letter(s) to the effect that such Company Qualified Plan is a tax-qualified plan in form and that any related trust is exempt from taxation, and such determination letter(s) remain in effect and have not been revoked or, in the alternative, the Internal Revenue Service has issued favorable determination letter(s) to the effect that the prototype plan under which such Company Qualified Plan has been adopted is a tax-qualified plan in form and that any related trust is exempt from taxation, and that Target may rely upon such favorable determination letter(s) and, to the Knowledge of Target, such favorable determination letter(s) remain in effect and have not been revoked. Copies of the most recent favorable determination letters and any outstanding requests for a favorable determination letter with respect to each Company Qualified Plan, if any, have been delivered to the Purchaser. Except as set forth in Section 5.16 of the Target Disclosure Memorandum, no Company Qualified Plan has been amended since the issuance of each respective most recent favorable determination letter. The Company Qualified Plans currently comply in form with the requirements under Internal Revenue Code Section 401(a), other than changes required by statutes, regulations and rulings for which amendments are not yet required. No issue concerning qualification of the Company Qualified Plans is pending before or is threatened by the Internal Revenue Service. The Company Qualified Plans have been administered according to their terms (except for those terms which are inconsistent with the changes required by statutes, regulations, and rulings for which changes are not yet required to be made, in which case the Company Qualified Plans have been administered in accordance with the provisions of those statutes, regulations and rulings) and in accordance with the requirements of Internal Revenue Code Section 401(a). No member of the Company Group or any fiduciary of any Company Qualified Plan has done anything that would adversely affect the qualified status of the Company Qualified Plans or the related trusts. Prior to the Closing Date, any Company Qualified Plan which is required to satisfy Internal Revenue Code Sections 401(k)(3) and 401(m)(2) has been, or will be, tested for compliance with, and has satisfied, or will satisfy, the requirements of, such Sections of the Internal Revenue Code for each plan year ending prior to the Closing Date.

(d)        Each member of the Company Group is in compliance with the requirements prescribed by any and all statutes, orders, governmental rules and regulations applicable to the Company Plans and all reports and disclosures relating to the Company Plans required to be filed with or furnished to any governmental entity, Participants or beneficiaries prior to the Closing Date have been or will be filed or furnished in a timely manner and in accordance with applicable Law.

(e)        No termination or partial termination of any Company Qualified Plan has occurred nor has a notice of intent to terminate any Company Qualified Plan been issued by a member of the Company Group.

(f)         No member of the Company Group maintains an “employee benefit pension plan” within the meaning of Section 3(2) of ERISA that is or was subject to Title IV of ERISA or Section 412 of the Internal Revenue Code.

(g)        No member of the Company Group has any remaining liability under any previously maintained Company Plan, whether maintained as a written or unwritten, formal or informal arrangement.

(h)        Each member of the Company Group has made full and timely payment of, or has accrued, pending full and timely payment, all amounts which are required under the terms of each of the Company Plans and in accordance with applicable Law and Contracts to be paid as a contribution to each Company Plan.

(i)         No member of the Company Group has any obligation or liability to contribute or has contributed to any “multiemployer plan” as defined in Section 3(37) of ERISA.

(j)         To the Knowledge of the Target Entities, no member of the Company Group nor any other “disqualified person” or “party in interest” (as defined in Internal Revenue Code Section 4975 and ERISA Section 3(14), respectively) with respect to the Company Plans, has engaged in any “prohibited transaction” (as defined in Internal Revenue Code Section 4975 or ERISA Section 406). All members of the Company Group and all fiduciaries with respect to the Company Plans, including any members of the Company Group which are fiduciaries as to a Company Plan, have complied in all respects with the requirements of ERISA Section 404. No member of the Company Group and no party in interest or disqualified person with respect to the Company Plans has taken or omitted any action which could lead to the imposition of an excise tax under the Internal Revenue or a fine under ERISA.

(k)        No member of the Company Group has made or is obligated to make any nondeductible contributions to any Company Plan.

(l)         No member of the Company Group is obligated, contingently or otherwise, under any agreement to pay any amount which would be treated as a “parachute payment,” as defined in Internal Revenue Code Section 280G(b) (determined without regard to Internal Revenue Code Section 280G(b)(2)(A)(ii)).

(m)      Other than routine claims for benefits, there are no actions, audits, investigations, suits or claims pending, or threatened against any Company Plan, any trust or other funding agency created thereunder, or against any fiduciary of any Company Plan or against the assets of any Company Plan.

(n)        Except as disclosed in Section 5.16 of the Target Disclosure Memorandum, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, parachute payments or otherwise) becoming due to any person, (ii) increase any benefits otherwise payable under any Company Plan, or (iii) result in the acceleration of the time of payment or vesting of any such benefit.

(o)        Other than health continuation coverage required by COBRA, no member of the Company Group has any obligation to any retired or former employee, director or other service provider or any current employee, director or other service provider upon retirement or termination of employment under any Company Plan respecting health and/or death benefits.

(p)        The actuarial present values of all accrued deferred compensation entitlements (including entitlements under any executive compensation, supplemental retirement, or employment agreement) maintained by the Company Group for present or former directors, employees or other service providers have been fully and accurately reflected on the Target Financial Statements to the extent required by and in accordance with GAAP.

(q)        Each nonqualified plan of deferred compensation, within the meaning of Section 409A of the Internal Revenue Code, maintained by one or more members of the Company Group has been operated in compliance with the requirements of Section 409A (or an available exemption therefrom) such that amounts of compensation deferred thereunder will not be includible in gross income under Section 409A prior to the distribution of benefits thereunder in accordance with the terms of such plan and will not be subject to the additional tax under Section 409A(a)(1)(B)(ii).

(r)        The members of the Company Group, or any successor entity, may terminate any Company Plan prospectively at any time without further liability to any member of the Company Group or the successor entity, including, without limitation, any additional contributions, penalties, premiums, fees, surrender charges, market value adjustments or any other charges as a result of such termination, except to the extent of funds set aside for such purpose or reflected as reserved for such purpose on the Target Financial Statements.

(s)        Since March 31, 2006, except as disclosed in Section 5.16 of the Target Disclosure Memorandum, no member of the Company Group has (i) increased the rate of compensation payable or to become payable to any director, employee or other service provider of the Company Group, other than in the ordinary course of business and consistent with past practice; (ii) amended or entered into any employment, severance, change in control or similar Contract with any such director, employee or other service provider; (iii) paid or agreed to pay any bonuses or other compensation, other than in the ordinary course of business and consistent with past practice, to any such director, employee or other service provider; (iv) amended any Company Plan, other than any amendment required by Law; (v) adopted any new plan, program, policy or arrangement, which if it existed as of the Closing Date, would constitute a Company Plan; or (vi) terminated any existing Company Plan.

5.17   Material Contracts.   Except as disclosed in Section 5.17 of the Target Disclosure Memorandum or otherwise reflected in the Target Financial Statements, neither the Target Entities nor any of their Assets, businesses, or operations is a party to, or is bound or affected by, or receives benefits under, (i) any employment, severance, termination, consulting, or retirement Contract, (ii) any Contract relating to the borrowing of money by the Target Entities or the guarantee by a Target Entity of any such obligation (other than Contracts evidencing deposit liabilities, purchases of federal funds, fully-secured repurchase agreements, and Federal Home Loan Bank advances of depository institution Subsidiaries, trade payables and Contracts relating to borrowings or guarantees made in the ordinary course of business), (iii) any Contract that prohibits or restricts any Target Entity or employee thereof from engaging in any business activities in any geographic area, line of business or otherwise in competition with any other Person, (iv) any Contract involving Intellectual Property (other than Contracts entered into in the ordinary course of business with customers), (v) any Contract relating to the provision of data processing, network communication, or other technical services to or by any Target Entity, (vi) any Contract relating to the purchase or sale of any goods or services (other than Contracts entered into in the ordinary course of business and involving payments under any individual Contract not in excess of $50,000), or (vii) any exchange-traded or over-the-counter swap, forward, future, option, cap, floor, or collar financial Contract, or any other interest rate or foreign currency protection Contract not included on its balance sheet that is a financial derivative Contract (the “Target Contracts”). With respect to each Target Contract and except as disclosed in Section 5.17 of the Target Disclosure Memorandum: (i) the Contract is in full force and effect against the Target Entity; (ii) no Target Entity is in Default thereunder; (iii) no Target Entity has repudiated or waived any material provision of any such Contract; and (iv) to the Knowledge of any Target Entity, no other party to any such Contract is in Default in any respect, or has repudiated or waived any material provision thereunder. All of the indebtedness of the Target Entities for money borrowed is prepayable at any time by such Target Entity without penalty or premium.

5.18   Legal Proceedings.   Except as disclosed in Section 5.18 of the Target Disclosure Memorandum, there is no Litigation instituted, pending or, to the Knowledge of any Target Entity, threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of a material unfavorable outcome) against any Target Entity, or against any employee benefit plan of the Target Entities, or against any Asset, interest, or right of any of them, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against the Target Entities. Section 5.18 of the Target Disclosure Memorandum contains a summary of all Litigation as of the date of this Agreement to which any Target Entity is a party and that names a Target Entity as a defendant or cross-defendant or for which such Target Entity has any potential Liability in excess of $50,000.

5.19   Reports.

(a)        Since December 31, 2000, the Target Entities have timely filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with Regulatory Authorities. As of their respective dates, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all applicable Laws. As of its respective date, each such report and document did not, in all material respects, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(b)        Each of the Target Financial Statements (including, in each case, any related notes) contained in the Target Regulatory Reports complied as to form in all material respects with the applicable published rules and regulations of the Federal Reserve Board and the Office of the Comptroller of the Currency with respect thereto, was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements), and fairly presented in all material respects the consolidated financial position of Target and its Subsidiaries as at the respective dates and the consolidated results of operations and cash flows for the periods indicated.

5.20   Tax and Regulatory Matters.   Target has not taken or agreed to take any action, and has no Knowledge of any fact or circumstance that is reasonably likely, to (i) prevent the Mergers from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section.

5.21   Internal Accounting.   The Target Entities maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP and to maintain asset and liability accountability, (iii) access to assets or incurrence of liabilities is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets and liabilities is compared with the existing assets and liabilities at reasonable intervals and appropriate action is taken with respect to any difference.

5.22   Community Reinvestment Act.   Target Bank has complied in all material respects with the provisions of the Community Reinvestment Act (“CRA”) and the rules and regulations thereunder, has a CRA rating of not less than “satisfactory,” has received no material criticism from regulators with respect to discriminatory lending practices, and has no Knowledge of any conditions or circumstances that are likely to result in a CRA rating of less than “satisfactory” or material criticism from regulators with respect to discriminatory lending practices.

5.23   Privacy of Customer Information.

(a)        The Target Entities are the sole owner or, in the case of participated loans, a co-owner with the other participant(s), of all individually identifiable personal information (“IIPI”) relating to customers, former customers and prospective customers that will be transferred to the Purchaser Entities pursuant to this Agreement and the other transactions contemplated hereby. For purposes of this Section 5.23, “IIPI” shall include any information relating to an identified or identifiable natural person.

(b)        The collection and use of such IIPI by the Target Entities, the transfer of such IIPI to the Purchaser Entities, and the use of such IIPI by the Purchaser Entities as contemplated by this Agreement complies with all applicable privacy policies, the Fair Credit Reporting Act, the Gramm-Leach-Bliley Act and all other applicable state, federal and foreign privacy law, and any contract or industry standard relating to privacy.

5.24   Technology Systems.

(a)        Except to the extent indicated in Schedule 5.24 of the Target Disclosure Memorandum, no action will be necessary as a result of the transactions contemplated by this Agreement to enable use of the electronic data processing, information, record keeping, communications, telecommunications, hardware, third party software, networks, peripherals, portfolio trading and computer systems, including any outsourced systems and processes, and Intellectual Property that are used by the Target Entities (collectively, the “Technology Systems”) to continue by the Purchaser Entities to the same extent and in the same manner that it has been used by the Target Entities.

(b)        Since January 1, 2005, the Technology Systems have not suffered unplanned disruption causing a Target Material Adverse Effect. Except for ongoing payments due under relevant third party agreements, the Technology Systems are free from any Liens. Access to business critical parts of the Technology Systems is not shared with any third party.

(c)        Details of the Target Entities’ disaster recovery and business continuity arrangements have been provided to Purchaser.

(d)        No Target Entity has received notice of or is aware of any material circumstances including, without limitation, the execution of this Agreement, that would enable any third party to terminate any of the Target Entities’ agreements or arrangements relating to the Technology Systems (including maintenance and support).

5.25   Bank Secrecy Act Compliance.   Target Bank is in compliance in all material respects with the provisions of the Bank Secrecy Act of 1970, as amended (the “Bank Secrecy Act”), and all regulations promulgated thereunder including, but not limited to, those provisions of the Bank Secrecy Act that address suspicious activity reports and compliance programs. Target Bank has implemented a Bank Secrecy Act compliance program that adequately covers all of the required program elements as required by 12 C.F.R. §21.21.

5.26   Target Disclosure Memorandum.   Target has delivered to Purchaser the Target Disclosure Memorandum containing certain information regarding Target as indicated at various places in this Agreement. All information set forth in the Target Disclosure Memorandum shall be deemed for all purposes of this Agreement to constitute part of the representations and warranties of Target under this Article 5. The information contained in the Target Disclosure Memorandum shall be deemed to be part of and qualify all representations and warranties contained in this Article 5 and the covenants in Article 7 to the extent applicable.

5.27   Board Recommendation.   The Board of Directors of Target, at a meeting duly called and held, has by unanimous vote of the directors present (i) determined that this Agreement and the transactions contemplated hereby, including the Mergers, and the Target Affiliate Agreements and the transactions contemplated thereby, taken together, are fair to and in the best interests of the shareholders and (ii) resolved to recommend that the holders of the shares of Target Common Stock approve this Agreement.

5.28   Opinion of Financial Advisor.   Target has received the opinion of Stevens & Company, dated the date of this Agreement, to the effect that the consideration to be received by the holders of Target Common Stock pursuant hereto is fair, from a financial point of view, to such holders, a signed copy of which has been delivered to Purchaser.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Target and Target Bank as follows:

6.1   Organization, Standing and Power.

(a)        Purchaser is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Georgia, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its Assets. Purchaser is duly qualified or licensed to transact business as a foreign corporation in good standing in the jurisdictions where the character of the Assets or the nature or conduct of its business requires it to be so qualified or licensed. The minute book and other organizational documents for Purchaser have been made available to Target for its review and accurately reflect all amendments thereto and all proceedings of the Board of Directors and shareholders thereof.

(b)        Purchaser Bank is a banking corporation duly organized, validly existing, and in good standing under the Laws of the State of Georgia, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its Assets. Purchaser Bank is duly qualified or licensed to transact business and in good standing in jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a material adverse effect on Purchaser. The minute books and other organizational documents and corporate records for Purchaser Bank have been made available to Target for its review and are true and complete in all material respects as in effect as of the date of this Agreement and accurately reflect in all material respects all amendments thereto and all proceeding of the Board of Directors and shareholder thereof. Purchaser Bank is an insured institution as defined in the Federal Deposit Insurance Act and applicable regulations thereunder.

6.2   Authority of Purchaser and Purchaser Bank; No Breach By Agreement.

(a)        Each of Purchaser and Purchaser Bank has the corporate power and authority necessary to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein, including the Mergers, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Purchaser and Purchaser Bank. Subject to receipt of the requisite Consents of Regulatory Authorities, this Agreement represents legal, valid, and binding obligations of Purchaser and Purchaser Bank, enforceable against Purchaser and Purchaser Bank in accordance with their respective terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

(b)        Neither the execution and delivery of this Agreement by Purchaser, nor the consummation by Purchaser of the transactions contemplated hereby, nor compliance by Purchaser with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of Purchaser’s Articles of Incorporation or Bylaws or the certificate or articles of incorporation or bylaws of any Purchaser Subsidiary or any resolution adopted by the board of directors or the shareholders of any Purchaser Entity that is currently in effect, or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any Purchaser Entity under, any Contract or Permit of any Purchaser Entity or, (iii) subject to receipt of the requisite Consents referred to in Section 9.1(b), constitute or result in a Default under, or require any Consent pursuant to, any Law or Order applicable to any Purchaser Entity or any of their respective material Assets (including any Purchaser Entity or Target becoming subject to or liable for the payment of any Tax or any of the Assets owned by any Purchaser Entity or Target being reassessed or revalued by any Taxing authority).

(c)        Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules of the OTC Bulletin Board, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, no notice to, filing with, or Consent of any public body or authority is necessary for the consummation by Purchaser of the Company Merger, by Purchaser Bank of the Bank Merger, and the other transactions contemplated in this Agreement.

6.3   Capital Stock.

(a)        The authorized capital stock of Purchaser consists of 10,000,000 shares of Purchaser Common Stock, of which 3,304,052 shares are issued and outstanding, 120,000 shares of Purchaser Common Stock which are reserved for issuance pursuant to outstanding options to purchase shares of Purchaser Common Stock, and 324,000 shares of Purchaser Common Stock which are reserved for issuance pursuant to outstanding directors’ warrants to purchase shares of Purchaser Common Stock. All of the issued and outstanding shares of Purchaser Common Stock are, and all of the shares of Purchaser

Common Stock to be issued in exchange for shares of Target Common Stock upon consummation of the Merger, when issued in accordance with the terms of this Agreement, will be, duly and validly issued and outstanding and fully paid and nonassessable under the GBCC. None of the outstanding shares of Purchaser Common Stock has been, and none of the shares of Purchaser Common Stock to be issued in exchange for shares of Target Common Stock upon consummation of the Merger will be, issued in violation of any preemptive rights of the current or past shareholders of Purchaser.

(b)        Except as set forth in Section 6.3 of this Agreement, there are no (i) shares of capital stock, preferred stock or other equity securities of Purchaser outstanding or (ii) outstanding Equity Rights relating to the capital stock of Purchaser.

6.4   Purchaser Subsidiaries.   Purchaser or one of its wholly owned Subsidiaries owns all of the issued and outstanding shares of capital stock (or other equity interests) of each Purchaser Subsidiary. No capital stock (or other equity interest) of any Purchaser Subsidiary is or may become required to be issued (other than to another Purchaser Entity) by reason of any Equity Rights, and there are no Contracts by which any Purchaser Subsidiary is bound to issue (other than to another Purchaser Entity) additional shares of its capital stock (or other equity interests) or Equity Rights or by which any Purchaser Entity is or may be bound to transfer any shares of the capital stock (or other equity interests) of any Purchaser Subsidiary (other than to another Purchaser Entity). There are no Contracts relating to the rights of any Purchaser Entity to vote or to dispose of any shares of the capital stock (or other equity interests) of any Purchaser Subsidiary. All of the shares of capital stock (or other equity interests) of each Purchaser Subsidiary held by a Purchaser Entity are fully paid and (except pursuant to 12 U.S.C. Section 55 in the case of national Banks and comparable, applicable state Law, if any, in the case of state depository institutions) nonassessable and are owned by the Purchaser Entity free and clear of any Lien. Each Purchaser Subsidiary is either a bank, a Delaware Statutory Trust, or a corporation, and each such Purchaser Subsidiary is duly organized, validly existing, and (as to corporations) in good standing under the Laws of the jurisdiction in which it is incorporated or organized, and has the corporate power and authority necessary for it to own, lease and operate its Assets and to carry on its business as now conducted. Each Purchaser Subsidiary is duly qualified or licensed to transact business as a foreign corporation in good standing in the jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Purchaser. Each Purchaser Subsidiary that is a depository institution is an “insured institution” as defined in the Federal Deposit Insurance Act and applicable regulations thereunder.

6.5   SEC Filings; Financial Statements.

(a)        Purchaser has timely filed and made available to Target all SEC Documents required to be filed by Purchaser since January 1, 2006 (the “Purchaser SEC Reports”). The Purchaser SEC Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Laws and other applicable Laws and (ii) did not, at the time they were filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Purchaser SEC Reports or necessary in order to make the statements in such Purchaser SEC Reports, in light of the circumstances under which they were made, not misleading. No Purchaser Subsidiary is required to file any SEC Documents.

(b)        Each of the Purchaser Financial Statements (including, in each case, any related notes) contained in the Purchaser SEC Reports, including any Purchaser SEC Reports filed after the date of this Agreement until the Effective Time, complied as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim statements, as permitted by Form 10-Q of the SEC), and fairly presented in all material respects the consolidated financial position of Purchaser and its Subsidiaries as at the respective dates and the consolidated results of operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect.

6.6   Absence of Undisclosed Liabilities.   No Purchaser Entity has any Liabilities of a nature required to be reflected on consolidated balance sheets prepared in accordance with GAAP, except Liabilities that are accrued or reserved against in the consolidated balance sheet of the Purchaser Entities as of March 31, 2006, included in the Purchaser Financial Statements delivered prior to the date of this Agreement or reflected in the notes thereto. No Purchaser Entity has incurred or paid any Liability since December 31, 2005, except for such Liabilities incurred or paid (i) in the ordinary course of business consistent with past business practice and that are not reasonably likely to have, individually or in the aggregate, a Purchaser Material Adverse Effect, or (ii) in connection with the transactions contemplated by this Agreement.

6.7   Absence of Certain Changes or Events.   Since March 31, 2006, (i) there have been no events, changes or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Purchaser Material Adverse Effect, and (ii) none of the Purchaser Entities has taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of the covenants and agreements of Purchaser provided in Article 8.

6.8   Tax Matters.

(a)        All Tax Returns required to be filed by or on behalf of any Purchaser Entity have been timely filed or requests for extensions have been timely filed, granted, and have not expired for all periods ended on or before the date of the most recent fiscal year end immediately preceding the Effective Time and all Tax Returns filed are complete and accurate in all material respects. All Taxes shown on filed Tax Returns have been paid. There is no audit examination, deficiency, or refund Litigation with respect to any Taxes, except as reserved against in the Purchaser Financial Statements delivered prior to the date of this Agreement. Purchaser’s federal income Tax Returns have not been audited by the IRS. All Taxes and other Liabilities due with respect to completed and settled examinations or concluded Litigation have been paid. There are no Liens with respect to Taxes upon any of the Assets of Purchaser.

(b)        No Purchaser Entity has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due that is currently in effect.

(c)        The provision for any Taxes due or to become due for any Purchaser Entity for the period or periods through and including the date of the respective Purchaser Financial Statements that has been made and is reflected on such Purchaser Financial Statements is sufficient to cover all such Taxes.

(d)        Deferred Taxes of the Purchaser Entities have been provided for in accordance with GAAP.

(e)        The Purchaser Entities are in compliance with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state, and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Internal Revenue Code, except where any such failure to comply would not reasonably be expected to have a Purchaser Material Adverse Effect.

(f)         No Purchaser Entity has experienced a change in ownership with respect to its stock, within the meaning of Section 382 of the Internal Revenue Code, other than the ownership change that will occur as a result of the transactions contemplated by this Agreement.

(g)        To the Knowledge of the Purchaser Entities, there is no pending claim by any taxing authority of a jurisdiction where either the Purchaser or Purchaser Bank has not filed Tax Returns that either Purchaser or Purchaser Bank is subject to taxation in that jurisdiction.

(h)        Neither Purchaser nor Purchaser Bank has ever been a member of an “affiliated group” within the meaning of Code Section 1504(a) filing a consolidated federal income tax return, other than the “affiliated group” of which Purchaser is the “common parent.” Neither Purchaser nor Purchaser Bank is a party to any Tax sharing or Tax allocation agreement that will remain in affect after consummation to the Mergers contemplated by this Agreement.

6.9   Allowance for Possible Loan Losses.   The allowance for possible loan or credit losses (the “Allowance”) shown on the consolidated balance sheets of the Purchaser Entities included in the Purchaser Financial Statements and the allowance shown on the consolidated balance sheets of the Purchaser Entities as of dates subsequent to the execution of this Agreement will be, as of the dates thereof, adequate (within the meaning of GAAP and applicable regulatory requirements or guidelines) to provide for all known or reasonably anticipated losses relating to or inherent in the loan and lease portfolios (including accrued interest receivables) of the Purchaser Entities and other extensions of credit (including letters of credit and commitments to make loans or extend credit) by Purchaser as of the dates thereof.

6.10   Environmental Matters.

(a)        To the Knowledge of the Purchaser Entities, the Purchaser Entities, their Participation Facilities, and its Operating Properties are, and have been, in compliance with all Environmental Laws.

(b)        To the Knowledge of the Purchaser Entities, there is no Litigation pending or overtly threatened before any court, governmental agency, or authority or other forum in which the Purchaser Entities or any of their Operating Properties or Participation Facilities (or the Purchaser Entities in respect of such Operating Property or Participation Facility) has been or, with respect to overtly threatened Litigation, may be named as a defendant (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the Release into the indoor or outdoor Environment of any Hazardous Material, whether or not occurring in, at, on, under, about, adjacent to, or affecting (or potentially affecting) an Asset currently or formerly owned, leased, or operated by the Target Entities or any of its Operating Properties or Participation Facilities, nor is there any reasonable basis for any Litigation of a type described in this sentence.

(c)        During the period of (i) the Purchaser Entities’ ownership or operation of any of their Assets, (ii) the Purchaser Entities’ participation in the management of any Participation Facility, or (iii) the Purchaser Entities’ holding of a security interest in a Operating Property, to the Knowledge of the Purchaser Entities, there has been no Release of any Hazardous Material in, at, on, under, about, adjacent to, or affecting (or potentially affecting) such properties. Prior to the period of (i) the Purchaser Entities’ ownership or operation of any of its Assets, (ii) the Purchaser Entities’ participation in the management of any Participation Facility, or (iii) the Purchaser Entities’ holding of a security interest in a Operating Property, to the Knowledge of the Purchaser Entities, there was no Release of any Hazardous Material in, at, on, under, about, or affecting any such property, Participation Facility or Operating Property. No lead-based paint or asbestos in any form is present in, at, on, under, about, or affecting (or potentially affecting) any Asset.

(d)        Purchaser has delivered to Target true and complete copies and results of any reports, studies, analyses, tests, or monitoring possessed or initiated by a Purchaser Entity pertaining to Hazardous Materials in, at, on, under, about, or affecting (or potentially affecting) any Asset, or concerning compliance by the Purchaser Entities or any other Person for whose conduct it is or may be held responsible, with Environmental Laws.

(e)        To the Knowledge of the Purchaser Entities, there are no aboveground or underground storage tanks, whether in use or closed, in, at, on, under any Asset. Any above-ground or underground storage tanks removed by or on behalf of the Purchaser Entities at or from any Asset were removed in accordance with Environmental Laws and no soil or groundwater contamination resulted from the operation or removal of such tanks.

6.11   Compliance with Laws.   Purchaser is a Georgia corporation and a registered bank holding company under the BHC Act, as amended, and has in effect all Permits necessary for it to own, lease, or operate its Assets and to carry on its business as now conducted, and there has occurred no Default under any such Permit. No Purchaser Entity is:

(a)        in Default under any of the provisions of its respective Articles of Incorporation or Bylaws (or other governing instruments);

(b)        in Default under any Laws, Orders, or Permits applicable to its business or employees conducting its business; or

(c)        since January 1, 2004, in receipt of any notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any Purchaser Entity is not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces, (ii) threatening to revoke any Permits or (iii) requiring the Purchaser Entity to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment, or memorandum of understanding, or to adopt any Board resolution or similar undertaking, which restricts materially the conduct of its business or in any manner relates to its capital adequacy, its credit or reserve policies or its management.

Purchaser Bank is a Georgia state-chartered bank whose deposits are and will at the Effective Time be insured by the FDIC.

Copies of all reports, correspondence, notices and other documents relating to any inspection, audit, monitoring or other form of review or enforcement action by a Regulatory Authority have been made available to Target.

6.12   Legal Proceedings.

(a)        There is no Litigation instituted, pending or overtly threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of an unfavorable outcome) against any Purchaser Entity, or against any director, employee or employee benefit plan of any Purchaser Entity, or against any Asset, interest, or right of any of them, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against any Purchaser Entity, that in any case would be required to be disclosed in a Form 10-K or Form 10-Q pursuant to Item 103 of Regulation S-K that are not so disclosed.

(b)        There are no material uncured violations, or violations with respect to which material refunds or restitution may be required, cited in any compliance report to any Purchaser Entity as a result of examination by any bank or bank holding company regulatory authority.

(c)        No Purchaser Entity is subject to any written agreement, memorandum or order or decree with or by any bank or bank holding company regulatory authority, nor has any Purchaser Entity been advised by any regulatory agency that it is considering issuing or requesting any such written agreement, memorandum, letter, order or decree.

6.13   Community Reinvestment Act.   Purchaser Bank has complied in all material respects with the provisions of the CRA and the rules and regulations thereunder, has a CRA rating of not less than “satisfactory,” and has received no material criticism from regulators with respect to discriminatory lending practices, and has no Knowledge of any conditions or circumstances that are likely to result in CRA ratings of less than “satisfactory” or material criticism from regulators with respect to discriminatory lending practices.

6.14   Board Recommendation.   The Board of Directors of Purchaser, at a meeting duly called and held, has by unanimous vote of the directors present (who constituted all of the directors then in office) determined that this Agreement and the transactions contemplated hereby, including the Mergers, taken together, are fair to and in the best interests of the shareholders.

ARTICLE 7
CONDUCT OF BUSINESS PENDING CONSUMMATION

7.1   Affirmative Covenants of Each Party.   From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of the other Party shall have been obtained, and except as otherwise expressly contemplated herein, each Party shall and shall cause each of its Subsidiaries to (a) operate its business only in the usual, regular, and ordinary course, (b) preserve intact its business organization and material Assets and maintain its rights and franchises, and (c) take no action that would (i) materially adversely affect the ability of either Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentences of Section 9.1(b) or 9.1(c), or (ii) materially adversely affect the ability of either Party to perform its covenants and agreements under this Agreement.

7.2   Negative Covenants of Target.   From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of Purchaser shall have been obtained, which consent shall not be unreasonably withheld, and except as otherwise expressly contemplated herein, Target covenants and agrees that it will not do or agree or commit to do or permit any Target Entity to agree or commit to do any of the following:

(a)        amend the Articles of Incorporation, Bylaws or other governing instruments of any Target Entity, or

(b)        incur or permit any Target Subsidiary to incur any additional debt obligation or other obligation for borrowed money in excess of an aggregate of $50,000 except in the ordinary course of business of Target or any Target Subsidiary consistent with past practices (which shall include creation of deposit liabilities, purchases of federal funds, advances from the Federal Reserve Bank or Federal Home Loan Bank, and entry into repurchase agreements fully secured by U.S. government or agency securities), or impose, or suffer the imposition, on any Asset of any Target Entity, of any Lien or permit any such Lien to exist (other than in connection with deposits, repurchase agreements, Bankers acceptances, “treasury tax and loan” accounts established in the ordinary course of business, the satisfaction of legal requirements in the exercise of trust powers, and Liens in effect as of the date hereof that are disclosed in the Target Disclosure Memorandum); or

(c)        repurchase, redeem, or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans or in connection with the exercise of its existing options and warrants), directly or indirectly, any shares, or any securities convertible into any shares, of Target’s capital stock, or declare or pay any dividend or make any other distribution in respect of Target’s capital stock; or

(d)        issue, sell, pledge, encumber, authorize the issuance of, enter into any Contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of Target Common Stock or any other capital stock of Target, or any stock appreciation rights, or any option, warrant, or other Equity Right; or

(e)        adjust, split, combine or reclassify any shares of Target Common Stock or issue or authorize the issuance of any other securities in respect of or in substitution for shares of Target Common Stock, or sell, lease, mortgage or otherwise dispose of or otherwise encumber any Asset having a book value in excess of $50,000 other than in the ordinary course of business for reasonable and adequate consideration; or

(f)         except for purchases of U.S. Treasury securities, U.S. Government agency securities or obligations of the State of Georgia, or any subdivisions thereof that have maturities of seven years or less, purchase any securities or make any material investment, either by purchase of stock or securities, contributions to capital, Asset transfers, or purchase of any Assets, in any Person, or otherwise acquire direct or indirect control over any Person, other than in connection with (i) foreclosures in the ordinary course of business, (ii) acquisitions of control by a depository institution Subsidiary in its fiduciary capacity, or (iii) the creation of new wholly owned Subsidiaries organized to conduct or continue activities otherwise permitted by this Agreement; or

(g)        (i) increase the rate of compensation payable or to become payable to any director, employee or other service provider of the Company Group, other than in the ordinary course of business and consistent with past practice; (ii) amend or enter into any employment, severance, change in control or similar Contract with any such director, employee or other service provider; (iii) pay or agree to pay any bonuses or other compensation, other than in the ordinary course of business and consistent with past practice, to any such director, employee or other service provider; (iv) amend any Company Plan, other than any amendment required by Law; (v) adopt any new plan, program, policy or arrangement, which if it existed as of the Closing Date, would constitute a Company Plan; or (vi) terminate any existing Company Plan; or

(h)        make any significant change in any Tax or accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in Tax Laws or regulatory accounting requirements or GAAP; or

(i)         commence any Litigation other than in accordance with past practice, or settle any Litigation involving any Liability of any Target Entity for over $50,000 in money damages or any restrictions upon the operations of the Target Entities; or

(j)         except in the ordinary course of business, enter into, modify, amend or terminate any Contract (including any loan Contract with an unpaid balance) or waive, release, compromise or assign any right or claim in an amount exceeding $50,000.

7.3   Negative Covenants of Purchaser.   From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of Target shall have been obtained, which consent shall not be unreasonably withheld, and except as otherwise expressly contemplated herein, Purchaser covenants and agrees that it will not do or agree or commit to amend the Articles of Incorporation or Bylaws of Purchaser, in each case, in any manner adverse to the holders of Target Common Stock.

7.4   Adverse Changes in Condition.   Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries that (i) is reasonably likely to have, individually or in the aggregate, a Target Material Adverse Effect or a Purchaser Material Adverse Effect, as applicable, or (ii) would cause or constitute a material breach of any of its representations, warranties, or covenants contained herein, and to use its reasonable efforts to prevent or promptly remedy the same.

7.5   Reports.   Each Party and its Subsidiaries shall file all reports required to be filed by it with Regulatory Authorities between the date of this Agreement and the Effective Time and shall deliver to the other Party copies of all such reports promptly after the same are filed.

7.6   Loan Portfolio Review.   Each Party shall have the right to perform due diligence reviews of Target Bank’s or Purchaser Bank’s, as the case may be, lending activities at 45-day intervals between the date of this Agreement and the Effective Date.

ARTICLE 8
ADDITIONAL AGREEMENTS

8.1   Purchaser Registration Statement.

(a)        Purchaser will promptly prepare and file on Form S-4 a Registration Statement (which will include the Proxy Statement) complying with all the requirements of the 1933 Act (and the rules and regulations thereunder) applicable thereto, for the purpose, among other things, of registering the Purchaser Common Stock that will be issued to the holders of Target Common Stock pursuant to the Company Merger. Purchaser shall use commercially reasonable efforts to cause the Registration Statement to become effective as soon as practicable, to qualify the Purchaser Common Stock under the Securities Laws of such jurisdictions as may be required and to keep the Registration Statement and such qualifications current and in effect for so long as is necessary to consummate the transactions contemplated hereby. As a result of the registration of the Purchaser Common Stock pursuant to the Registration Statement, such stock shall be freely tradable by the shareholders of Target except to the extent that the transfer of any shares of Purchaser Common Stock received by shareholders of Target is subject to the provisions of Rule 145 under the Securities Act or restricted under applicable Tax rules. Target and its counsel shall have reasonable opportunity to review and comment on the Registration Statement being filed with the SEC and any responses filed with the SEC regarding the Registration Statement.

(b)        Each of the Parties will cooperate in the preparation of the Registration Statement and Proxy Statement that complies with the requirements of the Securities Laws, for the purpose of submitting this Agreement and the transactions contemplated hereby to the Target’s shareholders for approval. Each of the Parties will as promptly as practicable after the date hereof furnish all such data and information relating to it and its Subsidiaries, as applicable, as the other Party may reasonably request for the purpose of including such data and information in the Registration Statement and the Proxy Statement. None of the information to be supplied by the Parties for inclusion in (i) the Registration Statement will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact required to be stated therein or necessary to make the statements therein, not misleading, (ii) the Proxy Statement will, at the date it is first mailed to the Target’s shareholders and at the time of the Target shareholders’ meeting (except to the extent amended or supplemented by a subsequent communication), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading or (iii) any other document filed with any other regulatory agency in connection herewith will, at the time such document is filed, fail to comply as to form in all material respects with the provisions of applicable Law. The Proxy Statement will comply as to form in all material respects with the requirements of the 1934 Act and the rules and regulations thereunder, except that no representation or warranty is made by either Party with respect to statements made or incorporated by reference therein based on information supplied by the other Party for inclusion or incorporation by reference in the Proxy Statement.

8.2   Applications.   Purchaser shall prepare and file, and Target shall cooperate in the preparation and, where appropriate, filing, applications with all Regulatory Authorities having jurisdiction over the transactions contemplated by this Agreement seeking the requisite Consents necessary to consummate the transactions contemplated by this Agreement. The Parties shall deliver to each other copies of all filings, correspondence and orders to and from all Regulatory Authorities in connection with the transactions contemplated hereby.

8.3   Filings with State Offices.   Upon the terms and subject to the conditions of this Agreement, Purchaser shall execute and file the Certificate of Merger with the Secretary of State of Georgia in connection with the Closing.

8.4   Agreement as to Efforts to Consummate.   Subject to the terms and conditions of this Agreement, each Party agrees to use, and to cause its Subsidiaries to use, its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate and make effective, as soon as reasonably practicable after the date of this Agreement, the transactions contemplated by this Agreement, including using its reasonable efforts to lift or rescind any Order adversely affecting its ability to consummate the transactions contemplated herein and to cause to be satisfied the conditions referred to in Article 9; provided that nothing herein shall preclude either Party from exercising its rights under this Agreement. Each Party shall use, and shall cause each of its Subsidiaries to use, its reasonable efforts to obtain all Consents necessary or desirable for the consummation of the transactions contemplated by this Agreement.

8.5   Investigation and Confidentiality.

(a)        Prior to the Effective Time, each Party shall keep the other Party advised of all material developments relevant to its business and to consummation of the Mergers and shall permit the other Party to make or cause to be made such investigation of the business and properties of it and its Subsidiaries and of their respective financial and legal conditions as the other Party reasonably requests, provided that such investigation shall be reasonably related to the transactions contemplated hereby and shall not interfere unnecessarily with normal operations. No investigation by a Party shall affect the representations and warranties of the other Party.

(b)        Each Party shall, and shall cause its advisers and agents to, maintain the confidentiality of all confidential information furnished to it by the other Party concerning its and its Subsidiaries’ businesses, operations, and financial positions and shall not use such information for any purpose except in furtherance of the transactions contemplated by this Agreement. If this Agreement is terminated prior to the Effective Time, each Party shall promptly return or certify the destruction of all documents and copies thereof and all work papers containing confidential information received from the other Party.

(c)        Each Party agrees to give the other Party notice as soon as practicable after any determination by it of any fact or occurrence relating to the other Party which it has discovered through the course of its investigation and which represents, or is reasonably likely to represent, either a material breach of any representation, warranty, covenant or agreement of the other Party or which has had or is reasonably likely to have a Target Material Adverse Effect or a Purchaser Material Adverse Effect, as applicable.

8.6   No Solicitations.

(a)        Except as contemplated by Section 8.6(c) of this Agreement and prior to the Effective Time or until the termination of this Agreement, Target shall not, and shall use its best efforts to ensure that its directors, officers, employees, advisers and agents shall not, directly or indirectly, without the prior written approval of Purchaser,

(i)         solicit, initiate or authorize inquiries, discussions, negotiations, or submissions of proposals with respect to, furnish any information regarding, enter into any Contract with respect to or participate in any Acquisition Proposal;

(ii)       knowingly provide or furnish any nonpublic information about or with respect to the Target and Target Bank; or

(iii)      subject to Section 8.6(c) below, withdraw its recommendation to the Target shareholders regarding the Merger or make a recommendation regarding any Acquisition Transaction.

(b)        Target shall instruct its officers, directors, agents and affiliates to refrain from doing any of the above and will notify Purchaser immediately if any such inquiries or proposals are received by it, any such information is requested from it, or any such negotiations or discussions are sought to be initiated with any of its officers, directors, agents and affiliates.

(c)        Nothing contained in this Section 8.6 shall prohibit any officer or director of Target from taking any action that the Board of Directors of Target shall determine in good faith, after consultation with legal counsel, is required by law or is required to discharge his or her fiduciary duties to Target and its shareholders.

(d)        Target shall immediately cease and cause to be terminated all existing discussions or negotiations with any persons conducted with respect to any Acquisition Transaction except those contemplated by this Agreement.

(e)        Each Party shall promptly advise the other Party following the receipt of any Acquisition Proposal and the details thereof, including but not limited to the identity of the Person making the offer, proposal, inquiry or request and the terms of such offer, proposal, inquiry or request, and advise the other Party of any developments with respect to such Acquisition Proposal promptly upon the occurrence thereof.

8.7   Press Releases.   Prior to the Effective Time, Target and Purchaser shall consult with each other as to the form and substance of any press release or other public disclosure materially related to this Agreement or any other transaction contemplated hereby; provided, that nothing in this Section 8.7 shall be deemed to prohibit any Party from making any disclosure its legal counsel deems necessary or advisable in order to satisfy such Party’s disclosure obligations imposed by Law.

8.8   Tax Treatment.   Each of the Parties undertakes and agrees to use its reasonable efforts to cause the Mergers, and to take no action which would cause the Mergers not, to qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code for federal income tax purposes.

8.9   Charter Provisions.

(a)        Target shall take all necessary action to ensure that the entering into of this Agreement and the consummation of the Company Merger and the other transactions contemplated hereby do not and will not result in the grant of any rights to any Person under Target’s Articles of Incorporation, Bylaws or other governing instruments or restrict or impair the ability of Purchaser or any of its Subsidiaries to vote, or otherwise to exercise the rights of a shareholder with respect to, shares of Target that may be directly or indirectly acquired or controlled by them.

(b)        Target and Target Bank shall take all necessary action to ensure that the entering into of this Agreement and the consummation of the Bank Merger and the other transactions contemplated hereby do not and will not result in the grant of any rights to any Person under Target Bank’s Articles of Incorporation, Bylaws or other governing instruments or restrict or impair the ability of Purchaser or any of its Subsidiaries to vote, or otherwise to exercise the rights of a shareholder with respect to, shares of Target Bank that may be directly or indirectly acquired or controlled by them.

8.10   Agreement of Affiliates.   Target has disclosed in Section 8.10 of the Target Disclosure Memorandum all Persons whom it reasonably believes is an “affiliate” of Target for purposes of Rule 145 under the 1933 Act. Target shall use its reasonable efforts to cause each such Person to deliver to Purchaser not later than 30 days after the date of this Agreement, a written agreement, substantially in the form of Exhibit B.

8.11   Indemnification and Insurance.

(a)        Purchaser covenants and agrees that all rights to indemnification (including, without limitation, rights to mandatory advancement of expenses) and all limitations of liability existing in favor of indemnified parties under Target’s Articles of Incorporation and Bylaws as in effect as of the date of this Agreement with respect to matters occurring prior to or at the Effective Time (an “Indemnified Party”) shall survive the Company Merger and shall continue in full force and effect, without any amendment thereto, for a period concurrent with the applicable statute of limitations; provided, however, that all rights to indemnification in respect of any claim asserted or made as to which Purchaser is notified in writing within such period shall continue until the final disposition of such claim. Without limiting the foregoing, in any case in which approval is required to effect any indemnification, the determination of any such approval shall be made, at the election of the Indemnified Party, by independent counsel mutually agreed upon between Purchaser and the Indemnified Party. Promptly after receipt by an Indemnified Party of notice of the commencement of any action, such Indemnified Party shall, if a claim in respect thereof is to be made against Purchaser under such subparagraph, notify Purchaser in writing of the commencement thereof. In case any such action shall be brought against any Indemnified Party, Purchaser shall be entitled to participate therein and, to the extent that it shall wish, to assume the defense thereof, with counsel reasonably satisfactory to such Indemnified Party, and, after notice from Purchaser to such Indemnified Party of its election so to assume the defense thereof, Purchaser shall not be liable to such Indemnified Party under such subparagraph for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Party; provided, however, if Purchaser elects not to assume such defense or if counsel for the Indemnified Party advises Purchaser in writing that there are material substantive issues that raise conflicts of interest between Purchaser or Target and the Indemnified Party, such Indemnified Party may retain counsel satisfactory to it, and Purchaser shall pay all reasonable fees and expenses of such counsel for the Indemnified Party promptly as statements therefor are received. Notwithstanding the foregoing, Purchaser shall not be obligated to pay the fees and expenses of more than one counsel for all Indemnified Parties in respect of such claim unless in the reasonable judgment of an Indemnified Party a conflict of interest exists between an Indemnified Party and any other Indemnified Parties in respect to such claims.

(b)        Target covenants and agrees that it shall cause the persons serving as its officers or directors of the Target Entities, immediately prior to the Effective Time to be covered for a period of three years from the Effective Time by the directors’ and officers’ liability insurance policy maintained by Target with respect to acts or omissions occurring prior to or at the respective effective times that were committed by such officers and directors in their capacity as such; provided that (i) Purchaser may substitute a policy or policies with at least the same coverage and amounts and terms and conditions that are no less advantageous (or with Target’s consent, given prior to the Effective Time, any other policy); and (ii) the aggregate premium to be paid by Target for such insurance shall not exceed 150% of the most current annual premium paid by Target for its directors and officers liability insurance, without Purchaser’s prior approval.

(c)        Purchaser covenants and agrees that if Purchaser or any of its successors or assigns (i) shall consolidate with or merge into any corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then and in each such case, proper provisions shall be made so that the successors and assigns of Purchaser shall assume the obligations set forth in this Section 8.11.

(d)        The provisions of this Section 8.11 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

8.12   Employee Benefits and Contracts.   Following the Effective Time, Purchaser shall provide generally to officers and employees of the Target Entities (who continue employment with Purchaser or any of its Subsidiaries) employee benefits on terms and conditions which, when taken as a whole, are substantially similar to those then currently provided by Purchaser to its other similarly situated officers and employees. Notwithstanding the foregoing, Purchaser shall maintain the Target Entities current disability insurance coverage for a period of at least five years after the Effective Time. For purposes of benefit accrual (but only for purposes of determining benefits accruing under payroll practices such as vacation policy or under fringe benefit programs that do not rise to the level of a “plan” within the meaning of Section 3(3) of ERISA), eligibility to participate and vesting determinations in connection with the provision of any such employee benefits, service with the Target Entities prior to the Effective Date shall be counted. Purchaser shall also honor in accordance with their terms all employment, severance, consulting, option and other contracts of a compensatory nature to the extent disclosed in the Target Disclosure Memorandum between any Target Entity and any current or former director, officer or employee thereof, and no other contracts of the types described that are not so disclosed shall be deemed to be assumed by Purchaser by reason of this Section 8.12. If Purchaser shall terminate any “group health plan,” within the meaning of Section 4980B(g)(2) of the Internal Revenue Code, in which one or more employees of a Target Entity participated immediately prior to the Effective Time (a “Company Health Plan”), Purchaser shall use its best efforts to cause any successor group health plan to waive any underwriting requirements; to give credit for any such employee’s participation in the Company Health Plan prior to the Effective Time for purposes of applying any waiting period and/or pre-existing condition limitations set forth therein; and, if such transition occurs during the middle of the plan year for such a Company Health Plan, to give credit towards satisfaction of any annual deductible limitation and out-of pocket maximum applied under such successor group health plan for any deductible amounts and co-payments previously paid by any such employee respecting his or her participation in that Company Health Plan during that plan year prior to the Effective Time. Purchaser also shall be considered a successor employer for and shall provide to “qualified beneficiaries,” determined immediately prior to the Effective Time, under any Target Plan appropriate “continuation coverage” (as those terms are defined in Section 4980B of the Internal Revenue Code) following the Effective Time under either the Target Plan or any successor group health plan maintained by Purchaser. At the request of Purchaser, the Target Entities will take all appropriate action to terminate, prior to the Effective Time, any retirement plan maintained by the Target Entities that is intended to be qualified under Section 401(a) of the Internal Revenue Code.

8.13   Allowance for Loan Losses.   Target Bank shall increase its allowance for loan losses by the amount of $1.1 million.

ARTICLE 9
CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

9.1   Conditions to Obligations of Each Party.   The respective obligations of each Party to perform this Agreement and consummate the Mergers and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by both Parties pursuant to Section 11.6:

(a)        Shareholder Approval.   The shareholders of Target shall have approved this Agreement, and the consummation of the transactions contemplated hereby, including the Company Merger and the Bank Merger, as and to the extent required by Law and, by the provisions of any governing instruments.

(b)        Regulatory Approvals.   All Consents of, filings and registrations with, and notifications to, all Regulatory Authorities required for consummation of the Company Merger and the Bank Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by Law shall have expired. No Consent obtained from any Regulatory Authority that is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner (including requirements relating to the raising of additional capital or the disposition of Assets) which in the reasonable judgment of the Board of Directors of either Party would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement that, had such condition or requirement been known, such Party would not, in its reasonable judgment, have entered into this Agreement.

(c)        Consents and Approvals.   Each Party shall have obtained any and all Consents required for consummation of the Mergers (other than those referred to in Section 9.1(b)) or for the preventing of any Default under any Contract or Permit of such Party which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a Target Material Adverse Effect or a Purchaser Material Adverse Effect, as applicable. No Consent so obtained which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner which in the reasonable judgment of the Board of Directors of either Party would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement that, had such condition or requirement been known, such Party would not, in its reasonable judgment, have entered into this Agreement.

(d)        Legal Proceedings.   No court or governmental or regulatory authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) or taken any other action that prohibits, restricts or makes illegal consummation of the transactions contemplated by this Agreement.

(e)        Registration Statement.   The Registration Statement shall be effective under the 1933 Act, no stop orders suspending the effectiveness of the Registration Statement shall have been issued, no action, suit, proceeding or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, and all necessary approvals under state securities Laws or the 1933 Act or 1934 Act relating to the issuance or trading of the shares of Purchaser Common Stock issuable pursuant to the Company Merger shall have been received.

(f)         Tax Matters.   Each Party shall have received a written opinion of counsel from Powell Goldstein LLP, in form reasonably satisfactory to such Parties (the “Tax Opinion”), to the effect that (i) the Mergers will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, and (ii) the exchange in the Company Merger of Target Common Stock for Purchaser Common Stock will not give rise to gain or loss to the shareholders of Target with respect to such exchange (except to the extent of any cash received).

(g)        Opinion of Financial Advisor.   Target shall have received the opinion of Stevens & Company, to the effect that the Merger Consideration to be received by the holders of Target Common Stock is fair, from a financial point of view, to such holders, a signed copy of which shall have been delivered to Purchaser.

9.2   Conditions to Obligations of Purchaser.   The obligations of Purchaser to perform this Agreement and consummate the Mergers and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Purchaser pursuant to Section 11.6(a):

(a)        Representations and Warranties.   The representations and warranties of Target and Target Bank set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties that are confined to a specified date shall speak only as of such date), except for inaccuracies that are not reasonably likely to have a Target Material Adverse Effect.

(b)        Performance of Agreements and Covenants.   Each and all of the agreements and covenants of Target to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

(c)        Certificates.   Target shall have delivered to Purchaser (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 9.1 as relates to Target, Section 9.2(a) (qualified as to such officer’s Knowledge with respect to such matters as the parties may deem appropriate) and Section 9.2(b) have been satisfied, and (ii) certified copies of resolutions duly adopted by Target’s Board of Directors and shareholders evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as Purchaser and its counsel shall request.

(d)        Opinion of Counsel.   Target shall have delivered to Purchaser an opinion of Troutman Sanders, LLP dated as of the Closing Date, covering those matters set forth in Exhibit C hereto, which opinion may be rendered in accordance with the Interpretive Standards on Legal Opinions to Third Parties in Corporate Transactions promulgated by the Corporate and Banking Law Section of the State Bar of Georgia (January 1, 1992) (the “Interpretive Standards”).

(e)        Affiliate Agreements.   Purchaser shall have received from each director of Target the affiliates letter referred to in Section 8.12.

(f)         Equity Rights.   All outstanding Equity Rights relating to the capital stock of Target shall have been exercised or cancelled prior to the Effective Time. No Equity Rights relating to the capital stock of Target, whether vested or unvested, shall be outstanding immediately preceding the Effective Time.

(g)        Noncompete Agreements.   Purchaser shall have received from each director of Target a signed noncompete agreement substantially in the form attached hereto as Exhibit E.

9.3   Conditions to Obligations of Target.   The obligations of Target to perform this Agreement and consummate the Mergers and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Target pursuant to Section 11.6(b):

(a)        Representations and Warranties.   The representations and warranties of Purchaser set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties that are confined to a specified date shall speak only as of such date), except for inaccuracies that are not reasonably likely to have a Purchaser Material Adverse Effect.

(b)        Performance of Agreements and Covenants.   Each and all of the agreements and covenants of Purchaser to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

(c)        Certificates.   Purchaser shall have delivered to Target (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 9.1 as relates to Purchaser, Section 9.3(a) (qualified as to such officer’s Knowledge with respect to such matters as the parties may deem appropriate) and Section 9.3(b) have been satisfied, and (ii) certified copies of resolutions duly adopted by Purchaser’s Board of Directors evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as Target and its counsel shall request.

(d)        Opinion of Counsel.   Purchaser shall have delivered to Target an opinion of Powell Goldstein LLP, counsel to Purchaser, dated as of the Closing Date, covering those matters set forth in Exhibit D hereto, which opinion may be rendered in accordance with the Interpretive Standards.

ARTICLE 10
TERMINATION

10.1   Termination.   Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement by the shareholders of Target, this Agreement may be terminated and the Mergers abandoned at any time prior to the Effective Time:

(a)        By mutual written consent of the Boards of Directors of Purchaser and Target; or

(b)        By the Board of Directors of either Party (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event of a material breach by the other Party of any representation, warranty, covenant or agreement contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such breach (provided that the right to effect such cure shall not extend beyond the date set forth in subparagraph (d) below) and which breach is reasonably likely, in the opinion of the non-breaching Party, to have, individually or in the aggregate, a Target Material Adverse Effect or a Purchaser Material Adverse Effect, as applicable, on the breaching Party; or

(c)        By the Board of Directors of either Party in the event (i) any Consent of any Regulatory Authority required for consummation of the Mergers and the other transactions contemplated hereby shall have been denied by final nonappealable action of such authority or if any action taken by such authority is not appealed within the time limit for appeal, or (ii) the shareholders of Target fail to vote their approval of the matters relating to this Agreement and the transactions contemplated hereby at the Shareholders’ Meeting where such matters were presented to such shareholders for approval and voted upon; or

(d)        By the Board of Directors of either Party in the event that the Mergers shall not have been consummated by February 28, 2007, if the failure to consummate the transactions contemplated hereby on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section 10.1(d); or

(e)        By the Board of Directors of either Party in the event that any of the conditions precedent to the obligations of such Party to consummate the Mergers cannot be satisfied or waived by the date specified in Section 10.1(d), provided that the failure to consummate the Mergers is not caused by the Party electing to terminate pursuant to this Section 10.1(e); or

(f)         By the Board of Directors of Purchaser if the Board of Directors of Target

(i)         shall withdraw, modify or change its recommendation to the Target shareholders with respect to this Agreement or the Company Merger, cancel the meeting in which the shareholders or Board of Directors will vote on such Agreement, or shall have resolved to do any of the foregoing or;

(ii)       either recommends to the Target shareholders or affirmatively approved any Acquisition Transaction or makes any announcement of any agreement to enter into an Acquisition Transaction; or

(g)        By the Board of Directors of Target if Target receives a bona fide written offer with respect to an Acquisition Transaction, and the Board of Directors of Target determines in good faith, after consultation with its financial advisors and counsel, that such Acquisition Transaction is more favorable to Target’s shareholders than the transactions contemplated by this Agreement; or

(h)        By the Board of Directors of Purchaser if the holders of more than 10% in the aggregate of the Outstanding Target Shares vote such shares against this Agreement or the Company Merger at any meeting called for the purpose of voting thereon and exercise their dissenters’ rights in accordance with Article 13 of the GBCC.

10.2   Effect of Termination.   In the event of the termination and abandonment of this Agreement pursuant to Section 10.1, this Agreement shall become void and have no effect, except that (i) the provisions of this Section 10.2, 10.4, 10.5 and Article 11 and Section 8.5(b) shall survive any such termination and abandonment.

10.3   Non-Survival of Representations and Covenants.   The respective representations, warranties, obligations, covenants, and agreements of the Parties shall not survive the Effective Time except this Article 10 and Articles 1, 2, 3, 4 and 11 and Sections 8.5 and 8.11.

10.4   Termination Payment.   If this Agreement is terminated by either of the Parties pursuant to subsection 10.1(f) or 10.1(g), then Target (or its successor) shall pay or cause to be paid to Purchaser, as liquidated damages and not as a penalty, upon demand a termination payment of $800,000 payable in same day funds.

10.5   Reimbursement of Expenses.   Notwithstanding the provisions of Section 11.2 of this Agreement, if this Agreement is terminated pursuant to subsection 10.1(b), the breaching Party shall pay the non-breaching Party an amount equal to the reasonable and documented fees and expenses incurred by such non-breaching Party in connection with the examination and investigation of the breaching Party, the preparation and negotiation of this Agreement and related agreements, regulatory filings and other documents related to the transactions contemplated hereunder, including, without limitation, fees and expenses of investment banking consultants, accountants, attorneys and other agents. Final settlement with respect to payment of such fees and expenses shall be made within thirty (30) days after the termination of this Agreement. This Section 10.5 shall be the non-breaching Party’s sole and exclusive remedy for actionable breach by the breaching Party under this Agreement.

ARTICLE 11
MISCELLANEOUS

11.1   Definitions.

(a)        Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

“1933 Act” shall mean the Securities Act of 1933, as amended.

“1934 Act” shall mean the Securities Exchange Act of 1934, as amended.

“Acquisition Proposal” with respect to a Party shall mean any tender offer or exchange offer or any proposal for a merger, acquisition of all of the stock or assets of or other business combination involving the acquisition of such Party or any of its Subsidiaries or the acquisition of a substantial equity interest in, or a substantial portion of the assets of, such Party or any of its Subsidiaries.

“Acquisition Transaction” shall mean: (i) any merger, consolidation, share exchange, business combination or other similar transaction (other than the transactions contemplated by this Agreement); (ii) any sale, lease, transfer other disposition of all or substantially all of the assets of Target, or the beneficial ownership or 15% or more of any class of Target capital stock; or (iii) any acquisition, by any person or group, of the beneficial ownership of 15% or more of any class of Target capital stock.

“Affiliate” of a Person shall mean: (i) any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person; (ii) any officer, director, partner, employer, or direct or indirect beneficial owner of any 10% or greater equity or voting interest of such Person; or (iii) any other Person for which a Person described in clause (ii) acts in any such capacity.

“Agreement” shall mean this Agreement and Plan of Reorganization, including the Exhibits delivered pursuant hereto and incorporated herein by reference.

“Assets” of a Person shall mean all of the assets, properties, businesses and rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person’s business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

“BHC Act” shall mean the federal Bank Holding Company Act of 1956, as amended.

“Cash Consideration” shall mean, subject to the election and allocation procedures set forth in Section 3.1, $25.51 per Outstanding Target Share; provided however, that the aggregate amount of the Cash Consideration shall not exceed $6,239,972.

“Closing Date” shall mean the date on which the Closing occurs.

“Consent” shall mean any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.

“Contract” shall mean any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, obligation, plan, practice, restriction, understanding, or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets or business.

“Default” shall mean (i) any breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right of any Person to exercise any remedy or obtain any relief under, terminate or revoke, suspend, cancel, or modify or change the current terms of, or renegotiate, or to accelerate the maturity or performance of, or to increase or impose any Liability under, any Contract, Law, Order, or Permit.

“Environment” shall mean any soil, land surface or subsurface strata, surface waters (including navigable waters, ocean waters, streams, ponds, natural or artificial drainage systems, and wetlands), groundwaters, drinking water supply, stream sediments, ambient air (including indoor air), plant and animal life, biota, and any other environmental media or natural resource.

“Environmental Laws” shall mean any federal, state or local law, statute, ordinance, code, rule, regulation, license, authorization, decision, order, injunction, decree, or rule of common law (including but not limited to nuisance or trespass claims), and any judicial interpretation of any of the foregoing, which pertains to health, safety, any Hazardous Material, or the Environment (including, but not limited to, ground, air, water or noise pollution or contamination, and underground or above-ground storage tanks) and shall include without limitation, the Solid Waste Disposal Act, 42 U.S.C. § 6901 et seq.; the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. §9601 et seq. (“CERCLA”), as amended by the Superfund

Amendments and Reauthorization Act of 1986 (“SARA”); the Hazardous Materials Transportation Act, 49 U.S.C. § 1801 et seq.; the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq.; the Clean Air Act, 42 U.S.C. § 7401 et seq.; the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq.; the Safe Drinking Water Act, 42 U.S.C. § 300f et seq. and any other state or federal environmental statutes, and all rules, regulations, orders and decrees now or hereafter promulgated under any of the foregoing, as any of the foregoing now exist or may be changed or amended or come into effect in the future.

“Equity Rights” shall mean all arrangements, calls, commitments, Contracts, options, rights to subscribe to, script, understandings, warrants, or other binding obligations of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of a Person or by which a Person is or may be bound to issue additional shares of its capital stock or other Equity Rights.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Exhibits” A through D, inclusive, shall mean the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached thereto.

“FDIC” shall mean the Federal Deposit Insurance Corporation.

“GAAP” shall mean accounting principles generally accepted in the United States, consistently applied during the periods involved and in the immediately preceding comparable period.

“GBCC” shall mean the Georgia Business Corporation Code.

“Hazardous Material(s) shall mean any substance or material, whether solid, liquid or gaseous in concentration, quantity or location (i) which is listed, defined or is regulated as a “hazardous substance,” “hazardous waste,” “hazardous constituent,” “contaminant,” “medical waste,” “infectious waste” or “solid waste,” or otherwise classified as a hazardous, toxic, or regulated substance, in or pursuant to any Environmental Law; (ii) which is, or is regulated because it contains, lead, asbestos, radon, methane, infectious matter or waste, carcinogenic, mutagenic, pathogenic organism(s), fomites, polychlorinated biphenyl, perchlorate, any perfluorooctanoic acid or any substance similar to perfluorooctanoic acid, any polybrominated diphenyl ether, bisphenol A, BPA, hexabromobiphenyl, lindane, perfluorooctane, 1,4-dioxane, 1,2,3-trichloropropane, urea formaldehyde foam insulation, any actual or suspected “endocrine-disruptor” that mimics or blocks hormones or effects, impacts or interferes with a human endocrine system, any explosive or radioactive material, unexploded ordinance, fuel, natural or synthetic gas, motor fuel, petroleum product or constituent, or other hydrocarbons; or (iii) which causes or poses a threat to cause personal injury, property damage, diminution in value, contamination, danger, pollution, a nuisance, or a hazard to any Asset, any property, the Environment, or to the health or safety of persons or property.

“Intellectual Property” shall mean copyrights, patents, trademarks, service marks, service names, trade names, applications therefor, technology rights and licenses, computer software (including any source or object codes therefor or documentation relating thereto), trade secrets, franchises, know-how, inventions, and other intellectual property rights.

“Internal Revenue Code” shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Knowledge” as used with respect to a Person (including references to such Person being aware of a particular matter) shall mean the personal knowledge after due inquiry of the chairman, chief executive officer, president, chief financial officer, chief accounting officer, chief operating officer, chief credit officer, and each executive or other vice president of such Person and the knowledge of any such persons obtained or which would have been obtained from a reasonable investigation.

“Law” shall mean any code, law (including common law), ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its Assets, Liabilities, or business, including those promulgated, interpreted or enforced by any Regulatory Authority.

“Liability” shall mean any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including costs of investigation, collection and defense), claim, deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

“Lien” shall mean any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest, other than (i) Liens for current property Taxes not yet due and payable, (ii) for depository institution Subsidiaries of a Party, pledges to secure deposits and other Liens incurred in the ordinary course of the Banking business, and (iii) Liens which do not materially impair the use of or title to the Assets subject to such Lien.

“Litigation” shall mean any action, arbitration, cause of action, claim, charge, complaint, criminal prosecution, governmental or other examination or investigation, hearing, administrative or other proceeding relating to or affecting a Party, its business, its Assets (including Contracts related to it), or the transactions contemplated by this Agreement, but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities.

“Merger Consideration” shall mean the Stock Consideration and the Cash Consideration payable for all Outstanding Target Shares, which, for purposes of this Agreement, shall have a deemed value of approximately $15,410,822, or $63.00 per Outstanding Target Share.

“Operating Property” shall mean any property owned, leased, or operated by the Party in question or by any of its Subsidiaries or in which such Party or Subsidiary holds a security interest or other interest (including an interest in a fiduciary capacity), and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“Order” shall mean any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local or foreign or other court, arbitrator, mediator, tribunal, administrative agency, or Regulatory Authority.

“Participation Facility” shall mean any facility or property in which the Party in question or any of its Subsidiaries participates in the management and, where required by the context, said term means the owner or operator of such facility or property, but only with respect to such facility or property.

“Party” shall mean either Target or Purchaser, and “Parties” shall mean both Target and Purchaser.

“Permit” shall mean any federal, state, local, and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets, or business.

“Person” shall mean a natural person or any legal, commercial or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any person acting in a representative capacity.

“Proxy Statement” shall mean the proxy statement used by Target to solicit the approval of its shareholders of the transactions contemplated by this Agreement, which shall include the prospectus of Purchaser relating to the issuance of the Purchaser Common Stock to holders of Target Common Stock.

“Purchaser Bank Subsidiaries” shall mean Atlantic Southern Bank which is a Georgia state bank.

“Purchaser Common Stock” shall mean the $5.00 par value common stock of Purchaser.

“Purchaser Entities” shall mean, collectively, Purchaser and all Purchaser Subsidiaries.

“Purchaser Financial Statements” shall mean (i) the consolidated balance sheets (including related notes and schedules, if any) of Purchaser as of December 31, 2005 and 2004, and the related statements of income, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any), as filed by Purchaser in SEC Documents, and (ii) the unaudited consolidated balance sheet (including related notes and schedules, if any) of Purchaser as of March 31, 2006, and the related statements of income, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any), as delivered by Purchaser to Target prior to execution of this Agreement.

“Purchaser Material Adverse Effect” shall mean an event, change or occurrence which, individually or together with any other event, change or occurrence, has a material adverse impact on (i) the financial position, business, or results of operations of Purchaser and its Subsidiaries, taken as a whole, or (ii) the ability of Purchaser to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided that “Material Adverse Effect” shall not be deemed to include the impact of (a) changes in banking and similar Laws of general applicability or interpretations thereof by courts or governmental authorities, (b) changes in GAAP or regulatory accounting principles generally applicable to Banks and their holding companies, (c) actions and omissions of Purchaser (or any of its Subsidiaries) taken with the prior informed written Consent of Target in contemplation of the transactions contemplated hereby, and (d) the direct effects of compliance with this Agreement on the operating performance of Purchaser, including expenses incurred by Purchaser in consummating the transactions contemplated by this Agreement.

“Purchaser Subsidiaries” shall mean the Subsidiaries of Purchaser and any corporation, Bank, Delaware statutory trust, savings association, or other organization acquired as a Subsidiary of Purchaser in the future and held as a Subsidiary by Purchaser at the Effective Time.

“Registration Statement” shall mean the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, filed with the SEC by Purchaser under the 1933 Act with respect to the shares of Purchaser Common Stock to be issued to the shareholders of Target in connection with the transactions contemplated by this Agreement.

“Regulatory Authorities” shall mean, collectively, the SEC, the Federal Trade Commission, the United States Department of Justice, the Board of the Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, the Office of the Comptroller of the Currency, the Georgia Department of Banking and Finance, and all other federal, state, county, local or other governmental or regulatory agencies, authorities (including self-regulatory authorities), instrumentalities, commissions, boards or bodies having jurisdiction over the Parties and their respective Subsidiaries.

“Release” or “Released” means any spilling, leaking, pumping, pouring, emptying, injecting, emitting, discharging, depositing, escaping, leaching, migration, filtration, pouring, seepage, disposal, dumping, or other releasing into the indoor or outdoor Environment, whether intentional or unintentional, including, without limitation, the movement of Hazardous Materials in, on, under or through the Environment.

“Representative” shall mean any investment banker, financial advisor, attorney, accountant, consultant, or other representative engaged by a Person.

“SEC Documents” shall mean all forms, proxy statements, registration statements, reports, schedules, and other documents filed, or required to be filed, by a Party or any of its Subsidiaries with any Regulatory Authority pursuant to the Securities Laws.

“Securities Laws” shall mean the 1933 Act, the 1934 Act, the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and the rules and regulations of any Regulatory Authority promulgated thereunder.

“Shareholders’ Meeting” shall mean the meeting of the shareholders of Target to be held pursuant to this Agreement, including any adjournment or adjournments thereof.

“Stock Consideration” shall mean, subject to the election and allocation procedures set forth in Section 3.1, 1.25 shares of Purchaser Common Stock, per Outstanding Target Share, provided, however, that the maximum number of shares of Purchaser Common Stock issuable as Stock Consideration shall be 305,695 shares. Solely for purposes of calculating the aggregate value of the Merger Consideration for this Agreement, each whole share of Purchaser Common Stock shall have a deemed value of $30.00 per share.

“Subsidiaries” shall mean all those corporations, associations, or other business entities of which the entity in question either (i) owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent (provided, there shall not be included any such entity the equity securities of which are owned or controlled in a fiduciary capacity), (ii) in the case of partnerships, serves as a general partner, (iii) in the case of a limited liability company, serves as a managing member, or (iv) otherwise has the ability to elect a majority of the directors, trustees or managing members thereof.

“Surviving Entity” shall mean Atlantic Southern Financial Group, Inc. as the surviving corporation resulting from the Company Merger, and Atlantic Southern Bank as the surviving bank resulting from the Bank Merger.

“Target Bank” shall mean Sapelo National Bank, a national bank.

“Target Common Stock” shall mean the $1.00 par value common stock of Target, and shall include all equity interests in the Target which include, all rights to receive equity interests in the Target, all rights to receive payments that are derivative of the value of equity interests in the Target, and all promises to issue any of the foregoing, whether written or unwritten, including without limitation, phantom stock, options, warrants, other derivatives and promises to issue any of the foregoing.

“Target Disclosure Memorandum” shall mean the written information entitled “Target Disclosure Memorandum” delivered prior to the date of this Agreement to Purchaser describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section of this Agreement under which such disclosure is being made. Information disclosed with respect to one Section shall not be deemed to be disclosed for purposes of any other Section not specifically referenced with respect thereto.

“Target Entities” shall mean, collectively, Target and all Target Subsidiaries.

“Target Financial Statements” shall mean (i) the consolidated balance sheets (including related notes and schedules, if any) of Target as of December 31, 2005 and 2004, and the related statements of income, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any), and (ii) the unaudited consolidated balance sheet (including related notes and schedules, if any) of Target as of March 31, 2006, and the related statements of income, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any), as delivered by Purchaser to Target prior to execution of this Agreement.

“Target Material Adverse Effect” shall mean an event, change or occurrence which, individually or together with any other event, change or occurrence, has a material adverse impact on (i) the financial position, business, or results of operations of the Target Entities, taken as a whole, or (ii) the ability of Target to perform its obligations under this Agreement or to consummate the Company Merger, the Bank Merger or the other transactions contemplated by this Agreement, provided that “Material Adverse Effect” shall not be deemed to include the impact of (a) changes in banking and similar Laws of general applicability or interpretations thereof by courts or governmental authorities, (b) changes in GAAP or regulatory accounting principles generally applicable to banks and their holding companies, (c) actions and omissions of Target taken with the prior informed written Consent of Purchaser in contemplation of the transactions contemplated hereby, and (d) the direct effects of compliance with this Agreement on the operating performance of the Target Entities, including expenses incurred by Target in consummating the transactions contemplated by this Agreement.

“Target Subsidiaries” shall mean the Subsidiaries of Target and any corporation, Bank, savings association, or other organization acquired as a Subsidiary of Target in the future and held as a Subsidiary by Target at the Effective Time.

“Tax Return” shall mean any report, return, information return, or other information required to be supplied to a taxing authority in connection with Taxes, including any return of an affiliated or combined or unitary group that includes a Party or its Subsidiaries.

“Tax” or “Taxes” shall mean any federal, state, county, local, or foreign taxes, charges, fees, levies, imposts, duties, or other assessments, including income, gross receipts, excise, employment, sales, use, transfer, license, payroll, franchise, severance, stamp, occupation, windfall profits, environmental, federal highway use, commercial rent, customs duties, capital stock, paid-up capital, profits, withholding, Social Security, single business and unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other tax or governmental fee of any kind whatsoever, imposes or required to be withheld by the United States or any state, county, local or foreign government or subdivision or agency thereof, including any interest, penalties, and additions imposed thereon or with respect thereto.

(b)        Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation.”

11.2   Expenses.   Except as otherwise provided in this Section 11.2 or Exhibit “A,” each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel.

11.3   Brokers and Finders.   Except as disclosed in Section 11.3 of the Target Disclosure Memorandum, each of the Parties represents and warrants that neither it nor any of its officers, directors, employees, or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers’ fees, brokerage fees, commissions, or finders’ fees in connection with this Agreement or the transactions contemplated hereby. In the event of a claim by any broker or finder based upon his or its representing or being retained by or allegedly representing or being retained by Target or by Purchaser, each of Target and Purchaser, as the case may be, agrees to indemnify and hold the other Party harmless of and from any Liability in respect of any such claim.

11.4   Entire Agreement.   Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral.

11.5   Amendments.   To the extent permitted by Law, this Agreement may be amended by a subsequent writing signed by each of the Parties upon the approval of each of the Parties, whether before or after shareholder approval of this Agreement has been obtained; provided, that after any such approval by the holders of Target Common Stock, there shall be made no amendment that pursuant to Section 14-2-1106 of the GBCC requires further approval by such shareholders without the further approval of such shareholders; and further provided, that after any such approval by the holders of Target Common Stock, the provisions of this Agreement relating to the manner or basis in which shares of Target Common Stock will be exchanged for shares of Purchaser Common Stock shall not be amended after the Target Shareholders’ Meeting in a manner adverse to the holders of Target Common Stock without any requisite approval of the holders of the issued and outstanding shares of Target Common Stock entitled to vote thereon.

11.6   Waivers.

(a)        Prior to or at the Effective Time, Purchaser, acting through its Board of Directors, chief executive officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by a Target Entity, to waive or extend the time for the compliance or fulfillment by a Target Entity of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Purchaser under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Purchaser.

(b)        Prior to or at the Effective Time, Target, acting through its Board of Directors, chief executive officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by a Purchaser Entity, to waive or extend the time for the compliance or fulfillment by a Purchaser Entity of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Target under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Target.

(c)        The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

11.7   Assignment.   Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

11.8   Notices.   All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

Target:	Sapelo Bancshares, Inc.
1200 Northway
Darien, Georgia 31305
	Attention:	William R. Parker, President
and Chief Executive Officer
With a copy to:	Thomas O. Powell, Esq.
Troutman Sanders, LLP
600 Peachtree Street, N.E
Suite 5200
Atlanta, Georgia 30308
Purchaser:		Atlantic Southern Financial Group, Inc.
4077 Forsyth Road
Macon, Georgia 31210
	Attention:	Mark A. Stevens, President
and Chief Executive Officer
With a copy to:	Beth Lanier, Esq.
Powell Goldstein LLP
One Atlantic Center, 14th Floor
1201 West Peachtree Street, N.E
Atlanta, Georgia 30309

11.9   Governing Law.   This Agreement shall be governed by and construed in accordance with the Laws of the State of Georgia, without regard to any applicable conflicts of Laws.

11.10   Counterparts.   This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

11.11   Captions; Articles and Sections.   The captions contained in this Agreement are for reference purposes only and are not part of this Agreement. Unless otherwise indicated, all references to particular Articles or Sections shall mean and refer to the referenced Articles and Sections of this Agreement.

11.12   Interpretations.   Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any party, whether under any rule of construction or otherwise. No party to this Agreement shall be considered the draftsman. The parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by all parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of all parties hereto.

11.13   Severability.   Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

[Signatures appear on next page]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

ATLANTIC SOUTHERN FINANCIAL GROUP, INC.
By:	/s/ MARK A. STEVENS
Mark A. Stevens
President and Chief Executive Officer
SAPELO BANCSHARES, INC.
By:	/s/ THOMAS H. SMOOT, II
Thomas H. Smoot, II
Vice Chairman of the Board

EXHIBIT A

AGREEMENT AND PLAN OF MERGER
AND MERGER AGREEMENT

EXHIBIT B

FORM OF AFFILIATE AGREEMENT

Atlantic Southern Financial Group, Inc.

Attention: President and Chief Executive Officer

Ladies and Gentlemen:

The undersigned is a shareholder of Sapelo Bancshares, Inc. (“Target”), a Georgia corporation and a registered bank holding company under the BHC Act. Target is located in Darien, Georgia, and will become a shareholder of Atlantic Southern Financial Group, Inc. (“Purchaser”) pursuant to the transactions described in the Agreement and Plan of Reorganization, dated as of July   , 2006 (the “Agreement”), by and among Target, Target Bank, Purchaser and Purchaser Bank. Under the terms of the Agreement, Target will be merged into and with Purchaser (the “Merger”), and the shares of the $1.00 par value common stock of Target (“Target Common Stock”) will be converted into and exchanged for cash or shares of the $5.00 par value common stock of Purchaser (“Purchaser Common Stock”). This Affiliate Agreement represents an agreement between the undersigned and Purchaser regarding certain rights and obligations of the undersigned in connection with the shares of Purchaser Common Stock to be received by the undersigned as a result of the Merger.

In consideration of the benefits the undersigned will receive as a shareholder of Target and the mutual covenants contained herein, the undersigned and Purchaser hereby agree as follows:

1.   Vote on the Merger.   The undersigned agrees to vote all shares of Target Common Stock that the undersigned owns beneficially or of record in favor of approving the Agreement, unless Purchaser is then in breach or default in any material respect as regards any covenant, agreement, representation or warranty as to it contained in the Agreement; provided, however, that nothing in this sentence shall be deemed to require the undersigned to vote any shares of Target Common Stock over which he or she has or shares voting power solely in a fiduciary capacity on behalf of any person other than Target, if the undersigned determines, in good faith after consultation and upon receipt of a written opinion of counsel, that such a vote would cause a breach of fiduciary duty to such other person.

2.   Restriction on Transfer.   The undersigned further agrees that he or she will not, without the prior written consent of Purchaser, transfer any shares of Target Common Stock prior to the Effective Date, as that term is set forth in the Agreement, except by operation of law, by will, or under the laws of descent and distribution.

3.   Affiliate Status.   The undersigned understands and agrees that as to Target the undersigned is an “affiliate” under Rule 145(c) as defined in Rule 405 of the Rules and Regulations of the Securities and Exchange Commission (“SEC”) under the Securities Act of 1933, as amended (“1933 Act”), and the undersigned anticipates that the undersigned will be such an “affiliate” at the time of the Merger.

4.   Covenants and Warranties of Undersigned.   The undersigned represents, warrants and agrees that Purchaser has informed the undersigned that any distribution by the undersigned of Purchaser Common Stock has not been registered under the 1933 Act and that shares of Purchaser Common Stock received pursuant to the Merger for a period of one (1) year after the Effective Time can only be sold by the undersigned (i) following registration under the 1933 Act, or (ii) in conformity with the volume and other requirements of Rule 145(d) promulgated by the SEC as the same now exist or may hereafter be amended, or (iii) to the extent some other exemption from registration under the 1933 Act might be available. The undersigned understands that Purchaser is under no obligation to file a registration statement with the SEC covering the disposition of the undersigned’s shares of Purchaser Common Stock.

5.   Understanding of Restrictions on Dispositions.   The undersigned has carefully read the Agreement and this Affiliate Agreement and discussed their requirements and impact upon his or her ability to sell, transfer or otherwise dispose of the shares of Purchaser Common Stock received by the undersigned in connection with the Merger, to the extent he or she believes necessary, with his or her counsel or counsel for Target.

6.   Filing of Reports by Purchaser.   Purchaser agrees, for a period of two years after the effective date of the Merger, to file on a timely basis all reports required to be filed by it pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “1934 Act”), so that the public information provisions of Rule 145(d) promulgated by the SEC as the same are presently in effect will be available to the undersigned in the event the undersigned desires to transfer any shares of Purchaser Common Stock issued to the undersigned pursuant to the Merger.

7.    Miscellaneous.   This Affiliate Agreement is the complete agreement between Purchaser and the undersigned concerning the subject matter hereof. Any notice required to be sent to any party hereunder shall be sent by registered or certified mail, return receipt requested, using the addresses set forth herein or such other address as shall be furnished in writing by the parties. This Affiliate Agreement shall be governed by the laws of the State of Georgia.

8.   Capitalized Terms.   Unless otherwise defined herein, all capitalized terms in this Affiliate Agreement shall have the same meaning as given such terms in the Agreement.

This Affiliate Agreement is executed as of the              day of                      , 2006.

Very truly yours,

Signature

Print Name

Address
Telephone No.

AGREED TO AND ACCEPTED as of
, 2006
ATLANTIC SOUTHERN FINANCIAL GROUP, INC.
By:
Its:

EXHIBIT C

MATTERS AS TO WHICH TROUTMAN SANDERS LLP WILL OPINE

Capitalized terms used in this Exhibit shall have the meaning set forth in the Agreement. The opinion to be delivered pursuant to Section 9.2(d) of the Agreement may, at the option of the opinion giver, be delivered in accordance with the standards set forth under the Report on Legal Opinions to Third Parties in Corporate Transactions (January 1, 1992) published by the Executive Committee of the Corporate and Banking Law Section of the State Bar of Georgia.

1.          Target is a bank holding company existing and in good standing under the laws of the State of Georgia with corporate power and authority to conduct its business and to own and use its Assets.

2.          Target Bank is a national banking association existing and in good standing under the Federal Banking Laws of the United States of America with all requisite power and authority to conduct its business and to own and use its Assets. The deposits of Target Bank are insured by the Federal Deposit Insurance Corporation to the extent provided by law.

3.          Target’s authorized capital stock consists of                      shares of Target Common Stock, of which, to our knowledge,                      shares were outstanding as of                     , 2006 and                shares were outstanding as of the Closing Date. To our knowledge, the outstanding shares of Target Common Stock were not issued in violation of any statutory preemptive rights of shareholders, and are fully paid and nonassessable. To our knowledge, there are no options, subscriptions, warrants, calls, rights or commitments obligating Target to issue or acquire any of its equity securities.

4.          Target owns directly or indirectly all the issued and outstanding shares of the capital stock of Target Bank. To our knowledge, there are no options, subscriptions, warrants, calls, rights or commitments obligating Target Bank to issue equity securities or acquire its equity securities.

5.          The execution and delivery by Target of the Agreement do not, and if Target or any Target Entity were now to perform its obligations under the Agreement, such performance would not, violate or contravene any provision of such entity’s Articles of Incorporation or Bylaws of Target or, to our knowledge but without any independent investigation, result in any material breach of, or default or acceleration under, any Target or Target Entity Contract.

6.          The Agreement has been duly and validly executed and delivered by Target and Target Bank, and assuming valid authorization, execution and delivery by Purchaser and Purchaser Bank, constitutes a valid and binding agreement of Target and Target Bank enforceable in accordance with its terms.

EXHIBIT D

MATTERS AS TO WHICH
POWELL GOLDSTEIN LLP WILL OPINE

Capitalized terms used in this Exhibit shall have the meaning set forth in the Agreement. The opinion to be delivered pursuant to Section 9.3(d) of the Agreement may, at the option of the opinion giver, be delivered in accordance with the standards set forth under the Report on Legal Opinions to Third Parties in Corporate Transactions (January 1, 1992) published by the Executive Committee of the Corporate and Banking Law Section of the State Bar of Georgia.

1.          Purchaser is a bank holding company existing and in good standing under the laws of the State of Georgia with corporate power and authority to conduct its business and to own and use its Assets.

2.          Purchaser Bank is a corporation duly organized and validly existing under the laws of the State of Georgia with corporate power and authority to its business as described in the Proxy Statement and to own and use its Assets. The deposits of Purchaser Bank are insured by the Federal Deposit Insurance Corporation to the extent provided by law.

3.          Purchaser’s authorized capital stock consists of                   shares of Purchaser Common Stock, of which, to our knowledge,                   shares were outstanding as of                      , 2006 and                 shares were outstanding as of the Closing Date. To our knowledge, the outstanding shares of Purchaser Common Stock were not issued in violation of any statutory preemptive rights of shareholders and are fully paid and nonassessable.

4.          The execution and delivery by Purchaser of the Agreement do not, and if Purchaser or any Purchaser Entity were now to perform its obligations under the Agreement such performance would not, violate or contravene any provision of such entity’s Articles of Incorporation or Bylaws or, to our knowledge but without any independent investigation, result in any material breach of, or default or acceleration under any document listed as an exhibit to Purchaser’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 or on any report filed by Purchaser under the 1934 Act subsequent to the filing of such Form 10-K.

5.          The Agreement has been duly and validly executed and delivered by Purchaser and Purchaser Bank, and, assuming valid authorization, execution and delivery by Target and Target Bank, constitutes a valid and binding agreement of Purchaser and Purchaser Bank enforceable in accordance with its terms.

6.          The shares of Purchaser Common Stock to be issued to the shareholders of Target as contemplated in the Agreement have been registered under the Securities Act of 1933, as amended, and when issued and delivered following consummation of the Merger will be fully paid and nonassessable under the Georgia Business Corporation Code.

EXHIBIT E

FORM OF NON-COMPETE AGREEMENT
NON-COMPETITION AGREEMENT

This Non-Competition Agreement (“Agreement”) is entered into this         day of          , 2006, by and between Atlantic Southern Financial Group, Inc. (“Atlantic Southern” or “Surviving Corporation”) and                            (hereinafter referred to as “Director”).

W I T N E S S E T H:

WHEREAS, pursuant to the terms of that certain Agreement and Plan of Reorganization (“Reorganization Agreement”) dated                      , 2006, Atlantic Southern and Sapelo Bancshares, Inc. (“Sapelo”) have agreed to merge, such that Sapelo shall be merged into Atlantic Southern, which shall survive as the Surviving Corporation, and Atlantic Southern Bank and Sapelo National Bank have agreed to merge such that Sapelo National Bank shall be merged into Atlantic Southern Bank; and

WHEREAS, Director currently serves as a Director of Sapelo and/or Sapelo National Bank; and

WHEREAS, the Reorganization Agreement, at paragraph 9.2(g) requires the execution of this Agreement by Director as a condition to the closing of the transaction contemplated in the Reorganization Agreement; and

WHEREAS, this Agreement is entered into between the parties as an integral part of the transactions and constitutes a material part of the consideration contemplated by the Reorganization Agreement; and

WHEREAS, Sapelo, prior to closing, operated Sapelo National Bank, a wholly-owned subsidiary of Sapelo, which conducted a general banking business and operations within McIntosh and Glynn Counties, Georgia (the “Business”); and

WHEREAS, the restrictions in this Agreement are reasonable and necessary to protect and preserve the business interests and property of Atlantic Southern and the Business;

NOW, THEREFORE, for and in consideration of the mutual covenants and agreements contained in the Reorganization Agreement and herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.   Definitions.

“Area” shall mean the geographic area consisting of McIntosh and Glynn Counties, Georgia.

“Competing Business” shall mean any state or federally chartered banking organization or its holding company, either existing or to be organized, which does or will operate within the Area.

“Proprietary Information” refers to any and all information of a confidential or proprietary nature related in any way to the business or financial affairs of Surviving Corporation, Sapelo, or the Business, including without limitation, the financial status, data, plans, or projections of the Business; marketing plans, strategies or technical data and research of the Business; customer or potential customer list of the Business or other information concerning customers, potential customers or vendors of the Business not in the public domain. Information is not confidential or proprietary if it is in the public domain or subsequently comes into the public domain through no fault of Director.

“Restricted Period” shall mean the two (2) year period commencing on the effective date of the merger.

2.   Agreement Not To Divulge Proprietary Information.   The Director acknowledges that Proprietary Information is a special, valuable and unique asset acquired by Atlantic Southern from Sapelo as part of the consideration purchased by Atlantic Southern pursuant to the Reorganization Agreement, and  Director shall not, except within the context of any responsibility or duty Director may owe to Atlantic Southern, divulge to any person or entity or use for any purpose whatsoever any Proprietary Information during the Restricted Period, except as may be required by law or Court Order, or to prepare any tax returns or disclosures required by state or federal law, or required as necessary to Director’s attorney or accountants for the purposes of defending or prosecuting any claim arising under the Reorganization Agreement or any ancillary agreements executed in conjunction therewith.

3.   Agreement Not To Serve as Director or Officer of a Competing Business.   During the Restricted Period, Director shall not serve as an officer or director of a Competing Business, either organized or to be organized, within the Area.

4.   Acknowledgements.   Director acknowledges and agrees that the covenants and restrictions set forth in this Agreement are reasonable when considered in light of the nature and extent of the Business and assets being acquired by Atlantic Southern pursuant to the Reorganization Agreement, which includes the goodwill of Sapelo and Sapelo National Bank. The Director further acknowledges that (i) Atlantic Southern has a legitimate interest in protecting the Business being acquired through the Reorganization Agreement, and (ii) Director is agreeing to the covenants set forth in this Agreement to induce Atlantic Southern to enter into the Reorganization Agreement and consummate the transactions contemplated thereby, and (iii) Director will derive substantial benefits from the consummation of the transactions contemplated by the Reorganization Agreement.

5.   Remedies.   The parties agree that the covenants contained herein are the essence of this Agreement; that such covenants are reasonable and necessary to protect and preserve the interests of Atlantic Southern; and that irreparable loss and damage will be suffered by Atlantic Southern upon breach of any of these covenants. Therefore, the parties agree that, in addition to all remedies provided at law or equity, Atlantic Southern shall be entitled to seek a Temporary Restraining Order and a Temporary and Permanent Injunction to prevent a breach of such covenants.

6.   Enforceability.   In the event any provision contained herein shall be determined by any court of competent jurisdiction to be unenforceable by reason of its extending for too great a period of time or over too great a geographical area, it shall be interpreted to extend only for the maximum period of time for which it may be enforceable and over the maximum geographical area to which it may be enforceable.

7.   Severability.   Should any part of this Agreement, for any reason, be declared invalid by a court of competent jurisdiction, such decision or determination shall not affect the validity of any remaining portion, and such remaining portion shall remain in force and effect as if this Agreement had been executed with the invalid portion eliminated; provided that in the event or a declaration of invalidity the provisions declared invalid shall not be invalidated in its entirety, but shall be observed and performed by the parties to the extent such provision is valid and enforceable.

8.   Entire Agreement.   This Agreement shall constitute the entire agreement between the parties hereto with respect to restrictive covenants and shall supersede all previous negotiations, commitments and writings with respect to these matters. This Agreement may not be released, discharged, abandoned, changed or modified in any manner, except by an instrument in writing signed on behalf of each of the parties hereto or by their duly authorized representatives.

9.   Waiver.   The failure of any party hereto to enforce at any time any of the provisions of this Agreement shall in no way be construed to be a waiver of any such provision, nor in any way to affect the validity of this Agreement or any part thereof or the right of any party thereafter to enforce each and every such provision.  No waiver of any breach of this Agreement shall be held to be a waiver of any other or subsequent breach.

10.   Successors and Assigns.   The Covenanting Parties acknowledge that the restrictive covenants set forth herein are unique and personal. Accordingly, Director may not delegate any of his, her or its duties or obligations under this Agreement. The rights and obligations of Atlantic Southern under this Agreement shall inure to the benefit of and shall be binding upon the successors and assigns of Atlantic Southern.

11.   Execution in Counterparts.   This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same Agreement, and shall become a binding Agreement when one or more counterparts have been executed by all parties.

12.   Titles and Headings.   Titles and headings to paragraphs herein are inserted for the convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

13.   Choice of Law.   This Agreement shall be construed under, governed by and enforced in accordance with the laws of the State of Georgia.

14.   Notices.   Any notices required to be given hereunder shall be made and deemed given in the same manner and to the same extent provided in the Reorganization Agreement.

15.   Attorney’s Fees.   The prevailing party in any action or procedure in court or mutually agreed arbitration proceeding to enforce terms of this Agreement is entitled to receive its reasonable attorney’s fees and other reasonable enforcement costs and expenses from the non-prevailing party.

IN WITNESS WHEREOF the parties have executed this Non-Competition Agreement, under seal, on the date first above written.

ATLANTIC SOUTHERN FINANCIAL GROUP, INC.
By:
Its:
DIRECTOR:

APPENDIX B

FAIRNESS OPINION OF
STEVENS & COMPANY

B-1

July 25, 2006

Sapelo Bancshares, Inc. Board of Directors
P. O. Box 727
Darien, GA 31305

Dear Members of the Board:

We understand that Atlantic Southern Financial Group (“Atlantic”) proposes to enter into an Agreement and Plan of Merger, dated July 25, 2006.  (The “Agreement”) by and among Atlantic Southern Bank and Sapelo National Bancshares, Inc (“Sapelo”) and Sapelo National Bank pursuant to which the parties intend to complete a business combination with Atlantic being the surviving corporation (the “Merger”). Upon the completion of the Merger, each outstanding share of Sapelo will receive $63.00 per share in a combination of cash and stock from Atlantic. The terms and conditions of the Merger are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view of the transaction to the shareholders of Sapelo.

In arriving at the opinion, we have, among other things:

a)                             Reviewed certain business and financial information relating to Sapelo and Atlantic that we deemed relevant.

b)                            Reviewed financial models relating to future value if Sapelo remained independent.

c)                             Conducted in depth interviews with Board Members on a management succession plan, including their ability to recruit new personnel to manage Sapelo.

d)                            Reviewed both current and historical prices and valuation multiples and compared them with the Merger proposal by Atlantic.

e)                             Reviewed the public financial information on Atlantic set forth in the agreement, including their most recent stock offering and Atlantic’s ability to create costs savings and revenue enhancements.

f)                               Reviewed the Agreement.

g)                             Reviewed other information that we deemed important relative to the overall economic and operating environment surrounding the Merger.

Our opinion relies upon and assumes without independent verification the accuracy of all information provided to us by both Sapelo and Atlantic and we have not assumed responsibility thereof. We have also assumed that all regulatory and shareholder approvals will be obtained without adverse effect on Sapelo or Atlantic. The opinion is based on economic, market, financial regulatory, management and other facts as of the date first shown above.

We have been retained by the Board of Directors of Sapelo to act as financial advisor to Sapelo in connection with the Merger and will receive a fee from Sapelo for our services. We have not provided any other investment banking services to Sapelo and do not own shares of Sapelo or Atlantic. This letter is to the Board of Directors of Sapelo in conjunction with and for purposes of evaluating the Merger with Atlantic and does not constitute a recommendation to any shareholder of Sapelo as to how each shareholder should vote on the transaction or any other matter.

Subject to the foregoing, it is the opinion of STEVENS & COMPANY that, as of the date shown above, the proposed Merger of Sapelo into Atlantic is fair, from a financial point of view, to the holders of Sapelo shares.

Very truly yours,

STEVENS & COMPANY

B-2

APPENDIX C

ARTICLE 14 OF THE
GEORGIA BUSINESS CORPORATION CODE

14-2-1301.   Definitions.

As used in this article, the term:

(1)                       “Beneficial shareholder” means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

(2)                       “Corporate action” means the transaction or other action by the corporation that creates dissenters’ rights under Code Section 14-2-1302.

(3)                       “Corporation” means the issuer of shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

(4)                       “Dissenter” means a shareholder who is entitled to dissent from corporate action under Code Section 14-2-1302 and who exercises that right when and in the manner required by Code Sections 14-2-1320 through 14-2-1327.

(5)                       “Fair value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action.

(6)                       “Interest” means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances.

(7)                       “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

(8)                       “Shareholder” means the record shareholder or the beneficial shareholder.

14-2-1302.   Right to dissent.

(a)                        A record shareholder of the corporation is entitled to dissent from, and obtain payment of the fair value of his or her shares in the event of, any of the following corporate actions:

(1)                       Consummation of a plan of merger to which the corporation is a party:

(A)   If approval of the shareholders of the corporation is required for the merger by Code Section 14-2-1103 or 14-2-1104 or the articles of incorporation and the shareholder is entitled to vote on the merger; or

(B)   If the corporation is a subsidiary that is merged with its parent under Code Section 14-2-1104;

(2)                       Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

(3)                       Consummation of a sale or exchange of all or substantially all of the property of the corporation if a shareholder vote is required on the sale or exchange pursuant to Code Section 14-2-1202, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholder within one year after the date of sale;

(4)                       An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter’s shares because it:

(A)   Alters or abolishes a preferential right of the shares;

(B)   Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

(C)   Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

(D)   Excludes or limits the rights of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights;

(E)   Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Code Section 14-2-604; or

(F)   Cancels, redeems, or repurchases all or part of the shares of the class; or

(5)                       Any corporate action taken pursuant to a shareholder vote to the extent that Article 9 of this chapter, the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

(b)                       A shareholder entitled to dissent and obtain payment for his or her shares under this article may not challenge the corporate action creating his or her entitlement unless the corporate action fails to comply with procedural requirements of this chapter or the articles of incorporation or bylaws of the corporation or the vote required to obtain approval of the corporate action was obtained by fraudulent and deceptive means, regardless of whether the shareholder has exercised dissenter’s rights.

(c)                        Notwithstanding any other provision of this article, there shall be no right of dissent in favor of the holder of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at a meeting at which a plan of merger or share exchange or a sale or exchange of property or an amendment of the articles of incorporation is to be acted on, were either listed on a national securities exchange or held of record by more than 2,500 shares, unless:

(1)                       In the case of a plan of merger or share exchange, the holders of shares of the class or series are required under the plan of merger or share exchange to accept for their shares anything except shares of the surviving corporation or another publicly held corporation which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,500 shares, except for scrip or cash payments in lieu of fractional shares; or

(2)                       The articles of incorporation or a resolution of the board of directors approving the transaction provides otherwise.

14-2-1303.   Dissent by nominees and beneficial owners.

A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in his or her name only if he dissents with respect to all shares beneficially owned by any one beneficial shareholder and notifies the corporation in writing of the name and address of each person on whose behalf asserts dissenters’ rights. The rights of a partial dissenter under this Code section are determined as if the shares as to which dissents and his or her other shares were registered in the names of different shareholders.

14-2-1320.   Notice of dissenters’ rights.

(a)                        If proposed corporate action creating dissenters’ rights under Code Section 14-2-1302 is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this article and be accompanied by a copy of this article.

(b)                       If corporate action creating dissenters’ rights under Code Section 14-2-1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters’ rights that the action was taken and send them the dissenters’ notice described in Code Section 14-2-1322.

14-2-1321.   Notice of intent to demand payment.

(a)                        If proposed corporate action creating dissenters’ rights under Code Section 14-2-1302 is submitted to a vote at a shareholders’ meeting, a record shareholder who wishes to assert dissenters’ rights:

(1)                       Must deliver to the corporation before the vote is taken written notice of his or her intent to demand payment for his or her shares if the proposed action is effectuated; and

(2)                       Must not vote his or her shares in favor of the proposed action.

(b)                       A record shareholder who does not satisfy the requirements of subsection (a) of this Code section is not entitled to payment for his or her shares under this article.

14-2-1322.   Dissenters’ notice.

(a)                        If proposed corporate action creating dissenters’ rights under Code Section 14-2-1302 is authorized at a shareholders’ meeting, the corporation shall deliver a written dissenters’ notice to all shareholders who satisfied the requirements of Code Section 14-2-1321.

(b)                       The dissenters’ notice must be sent no later than ten days after the corporate action was taken and must:

(1)                       State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

(2)                       Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(3)                       Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the notice required in subsection (a) of this Code section is delivered; and

(4)                       Be accompanied by a copy of this article.

14-2-1323.   Duty to demand payment.

(a)                        A record shareholder sent a dissenters’ notice described in Code Section 14-2-1322 must demand payment and deposit his or her certificates in accordance with the terms of the notice.

(b)                       A record shareholder who demands payment and deposits his or her shares under subsection (a) of this Code section retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

(c)                        A record shareholder who does not demand payment or deposit his or her share certificates where required, each by the date set in the dissenters’ notice, is not entitled to payment for his or her shares under this article.

14-2-1324.   Share restrictions.

(a)                        The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under Code Section 14-2-1326.

(b)                       The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

14-2-1325.   Offer of payment.

(a)                        Except as provided in Code Section 14-2-1327, within ten days of the later of the date the proposed corporate action is taken or receipt of a payment demand, the corporation shall offer to pay each dissenter who complied with Code Section 14-2-1323 the amount the corporation estimates to be the fair value of his or her shares, plus accrued interest.

(b)                       The offer of payment must be accompanied by:

(1)                       The corporation’s balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(2)                       A statement of the corporation’s estimate of the fair value of the shares;

(3)                       An explanation of how the interest was calculated;

(4)                       A statement of the dissenter’s right to demand payment under Code Section 14-2-1327; and

(5)                       A copy of this article.

(c)                        If the shareholder accepts the corporation’s offer by written notice to the corporation within 30 days after the corporation’s offer, payment for his or her shares shall be made within 60 days after the making of the offer or the taking of the proposed corporate action, whichever is later.

14-2-1326.   Failure to take action.

(a)                        If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(b)                       If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters’ notice under Code Section 14-2-1422 and repeat the payment demand procedure.

14-2-1327.   Procedure if shareholder dissatisfied with payment or offer.

(a)                        A dissenter may notify the corporation in writing of his or her own estimate of the fair value of his or her shares and amount of interest due, and demand payment of his or her estimate of the fair value of his or her shares and interest due, if:

(1)                       The dissenter believes that the amount offered under Code Section 14-2-1325 is less than the fair value of his or her shares or that the interest due is incorrectly calculated; or

(2)                       The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

(b)                       A dissenter waives his or her right to demand payment under this Code section unless he notifies the corporation of his or her demand in writing under subsection (a) of this Code section within 30 days after the corporation made or offered payment for his or her shares.

(c)                        If the corporation does not offer payment within the time set forth in subsection (a) of Code Section 14-2-1325:

(1)                       The shareholder may demand the information required under subsection (b) of Code Section 14-2-1325, and the corporation shall provide the information to the shareholder within ten days after receipt of a written demand for the information; and

(2)                       The shareholder may at any time, subject to the limitations period of Code Section 14-2-1332, notify the corporation of his or her own estimate of the fair value of his or her shares and the amount of interest due and demand payment of his or her estimate of the fair value of his or her shares and interest due.

14-2-1330.   Court action.

(a)                        If a demand for payment under Code Section 14-2-1327 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60 day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(b)                       The corporation shall commence the proceeding, which shall be a nonjury equitable valuation proceeding, in the superior court of the county where a corporation’s registered office is located. If the surviving corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(c)                        The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in the proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint, and upon each nonresident dissenting shareholder either by registered or certified mail or statutory overnight delivery or by publication, or in any other manner permitted by law.

(d)                       The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this Code section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. Except as otherwise provided in this chapter, Chapter 11 of the Title 9, known as the “Georgia Civil Practice Act,” applies to any proceeding with respect to dissenters’ rights under this chapter.

(e)                        Each dissenter made a party to the proceeding is entitled to judgment for the amount which the court finds to be the fair value of his or her shares, plus interest to the date of judgment.

14-2-1331.   Court costs and counsel fees.

(a)                        The court in an appraisal proceeding commenced under Code Section 14-2-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, but not including fees and expenses of attorneys and experts for the respective parties. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Code Section 14-2-1327.

(b)                       The court may also assess the fees and expenses of attorneys and experts for the respective parties, in amounts the court finds equitable:

(1)                       Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Code Sections 14-2-1320 through 14-2-1327; or

(2)                       Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

(c)                        If the court finds that the services of attorneys for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these attorneys reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

14-2-1332.   Limitation of actions.

No action by any dissenter to enforce dissenters’ rights shall be brought more than three years after the corporate action was taken, regardless of whether notice of the corporate action and of the right to dissent was given by the corporation in compliance with the provisions of Code Section 14-2-1320 and Code Section 14-2-132.